2008
annual report



natural gas **powerhouse**

PETROHAWK
ENERGY CORPORATION

FINANCIAL HIGHLIGHTS

	Years Ended December 31, (In Thousands, Except Per Share Data)			
	2005	2006	2007	**2008**
Results of Operations				
Operating Revenues	$ 258,039	$ 587,762	$ 883,405	**$ 1,095,210**
Operating Expenses	154,149	433,222	632,756	**1,633,260**
Production Costs Per Mcfe[1]	1.15	0.83	0.63	**0.52**
Diluted (Loss) Earnings Per Share	$ (0.31)	$ 0.92	$ 0.31	**$ (1.77)**
Financial Condition				
Total Assets	$ 1,410,174	$ 4,279,656	$ 4,672,439	**$ 6,907,329**
Long-Term Debt	495,801	1,326,239	1,595,127	**2,283,874**
Stockholders' Equity	526,458	1,928,344	2,008,897	**3,404,910**
Oil and Natural Gas Properties				
Proved Reserves (Bcfe)[2]	437	1,076	1,062	**1,418**

[1]Million cubic feet of natural gas equivalent. Production Costs are lease operating expense plus workover expense.
[2]Billion cubic feet of natural gas equivalent. Petrohawk divested 273 Bcfe during 2007 primarily in its sale of the Gulf Coast division.



Revenues
($ in Millions)



$1,200
$1,000
$800
$600
$400
$200
$-
258,039
587,762
883,405
1,095,210
2005
2006
2007
2008

Proved Reserves
(Bcfe)



1,600
1,400
1,200
1,000
800
600
400
200
437
1,076
1,062
1,418
2005
2006
2007
2008

Production Costs
($/Mcfe)



$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$-
$1.15
$0.83
$0.63
$0.52
2005
2006
2007
2008

Dear Fellow Stockholder,

During the last part of 2008, our country, along with the world, has experienced economic chaos. In times of uncertainty, opportunities present themselves. Petrohawk has sought to capitalize on such opportunities. These opportunities can be defensive, such as strengthening our balance sheet, or offensive, whereby we position ourselves to create value for many years to come. 2008 proved to be a year in which we opportunistically made acquisitions of high quality acreage in emerging resource plays, applied cutting-edge technologies to those new assets, and prudently accessed the capital markets. It turned out to be the best year in our history. Moving forward, rather than stepping back, has been and continues to be our theme.

We view 2008 as a landmark year in the growth and high-grading of our properties. In the many years we have been working in the natural gas industry we have never experienced an opportunity as great as that provided by the Haynesville Shale. The Haynesville Shale is a prolific, gas-productive reservoir that exhibits consistent quality over a very large area, suggestive of a highly predictable drilling program. The Haynesville's high-pressure environment allows the application of new and improving technologies that result in outstanding initial production rates and projected reserve recoveries. Additionally, this property is situated geographically to deliver natural gas to premium markets. These factors combined should result in a higher return on investment than any other oil and gas play that we have experienced.

The Haynesville Shale spans an estimated 2.5 million acres in Northwest Louisiana and East Texas, a region with mature infrastructure, a skilled labor force, and premier service providers. Petrohawk's experienced technical staff accepted the challenge to create a dominant position in the Haynesville Shale by applying our expertise learned from many years of owning and operating our Cotton Valley assets (also in Northwest Louisiana) and more recently, from our experiences in developing our Fayetteville Shale assets. Our position of over 300,000 net acres is one of the largest in the Haynesville Shale, and dominates, we believe, the core of the play.


WEHLU
Fayetteville Shale
~157,000 net acres
Conventional Cotton Valley
Haynesville Shale
~300,000 net acres
Permian Basin
Eagle Ford Shale
156,000 net acres

Petrohawk has completed a transformation of its portfolio to heavily weight resource-style assets like the Haynesville, Fayetteville and Eagle Ford Shales. Petrohawk's established operations and existing leasehold in Northwest Louisiana helped it extend its position in the Haynesville Shale to over 300,000 net acres.



Petrohawk's expertise in utilizing new completion technolgies is at the heart of the company's successful drilling results. The company added over 100 employees during 2008, primarily to support its growing Haynesville Shale operation.

2008 Proved Reserve Reconciliation
(Bcfe)


1,600
1,400
1,200
1,000
800
600
400
200
-
(200)
1,062
(112)
(4)
472
1,418
Total 2007 Proved Reserves
Production
Divestments
Additions and Revisions
Total 2008 Proved Reserves

Petrohawk grew 2008 proved reserves by approximately 34%, despite the fact that reserves were valued using lower commodity prices. Production in the fourth quarter of 2008 grew by 53% over the same period in 2007, primarily driven by drilling activity in the Fayetteville and Haynesville Shales. The Company exited the year producing approximately 400 Mmcfe/d.

Quarterly Production
(Mcfe/d)


380
360
340
320
300
280
260
240
220
200
236
261
283
315
361
2007
Q4
2008
Q1
Q2
Q3
Q4

In less than a year, Petrohawk's gross operated production in the Haynesville Shale has gone from zero to 240 Mmcfe/d – driven by industry-leading well results. Cash flow generated from a single Haynesville Shale well can be recycled one or more times in a single year, depending on the price of natural gas. Even at recently low natural gas prices, our Haynesville wells continue to generate attractive rates of return, in contrast with many lower-margin assets in other basins which do not have the advantage of such low finding and development costs.

The development program launched to support the Haynesville Shale was a natural extension of our successful pre-existing operations in Northwest Louisiana. Since divesting our Gulf Coast division at the end of 2007, our company of around 250 full time employees has grown to nearly 400. These additional employees have almost all been dedicated to our expansion in Northwest Louisiana. Our long history in this region has played a key role in our ability to secure optimal acreage, drilling and completion services, and pipeline transportation space. We acted quickly to bring all these components together so that our full-scale development program could move forward as rapidly and efficiently as possible. Because a significant part of our Haynesville acreage was held by production from our Cotton Valley wells (resulting in no additional cost to Petrohawk) and due to our aggressive leasehold acquisition program in the early stage of the play, our average leasehold cost across the Haynesville Shale is relatively low.

To complete the development circle and take advantage of our large scale position in the play, we established a gathering subsidiary in Northwest Louisiana, Hawk Field Services, LLC. This business is designed to integrate our own active drilling program with activities of third parties and the fundamental need for additional gathering capacity to handle future large expected gas volumes coming from the Haynesville Shale. Our development in Louisiana was modeled after our recently completed gathering project in the Fayetteville Shale. Our objective is to give Petrohawk control over gathering costs and services, as well as income from transporting third-party natural gas. With decades of future development at hand in Northwest Louisiana, our system should provide steady returns over the long term.

Even while launching a full-scale development program in the Haynesville Shale, our exploration staff was working during 2008 to find the next significant shale discovery. Many months of research and analysis resulted in a major discovery in the Eagle Ford Shale play in South Texas. Petrohawk has leased over 150,000 acres in what we believe is a prime Eagle Ford location in LaSalle and McMullen counties. Early results indicate the Eagle Ford Shale in this area has characteristics that rival those of our Haynesville Shale assets and may well provide similar returns. This exploratory find speaks to the extraordinary work our staff is doing at the forefront of shale exploration in the United States.

We have been able to face the challenges in the capital markets and finance the unique opportunities of the Haynesville, Fayetteville and Eagle Ford Shales because our assets are economic within a wide range of natural gas prices. Petrohawk's lease operating costs are among the lowest in the industry. The low-risk nature of our development programs contributed to Petrohawk's near 100% drilling success rate in 2008. In addition to our Haynesville and Eagle Ford assets, we continue to enjoy the benefits of our other core assets including our Cotton Valley properties, our development in the Fayetteville Shale, and our long-lived legacy properties in the Permian Basin.

A balanced capital structure, asset quality and efficient growth continued to be primary goals of our company in 2008. During the year we added 465 Bcfe in proved reserves, despite commodity prices at year-end being significantly lower than year-end 2007. This 34% year-over-year reserve growth was complimented by 39% production growth year-over-year, excluding divestments. Approximately 400,000 acres of prospective shale properties were added in the Haynesville Shale and Eagle Ford Shale, representing significant new resource potential. These acquisitions were financed through a combination of cash flow, a series of capital raises in the public equity and debt markets and by accessing our revolving credit facility. We believe we have prepared our company for a lower commodity price environment through early capital raising and active product hedging which has allowed us to protect our assets and capital program by maintaining sufficient liquidity.



The company leveraged its relationships with landowners, going back over a decade, and reputation in Northwest Louisiana to expand its operations and investment in the area.

Petrohawk's 2008 Common Stock Performance


HK
S&P 500
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
-9.7%
-38.5%

The above graph compares the performance of our common stock to the S&P 500 Index for 2008. The graph assumes an investment of $100 on December 31, 2007, and shows the value of the investment at year-end 2008.



Where do our premier assets fit in the national landscape of changing energy policies, the need for clean-burning and renewable fuel sources, and volatility in commodity prices? First, we believe unconventional sources of natural gas hold a large part of the answer for our country's energy needs. Through shale gas development, our country has sufficient domestic reserves to supply a substantial part of the energy needed for consumer and industrial demand. Natural gas also helps to satisfy our country's need to improve air quality. The role of independent energy producers like Petrohawk in exploring for and directing capital toward bringing shale gas to the forefront as a viable energy source is vitally important to our nation and its hope for energy independence. We bring grass-roots innovation and technology that has the potential to be game-changing for domestic and worldwide natural gas production. We also bring crucial economic stimulation to areas of the country that are home to shale gas deposits. Our up-front leasing payments, as well as long-term royalty payments to landowners, have a multiplier effect that in many areas has provided an economic stimulus in otherwise challenging times, while directly and indirectly creating thousands of well-paying jobs for skilled local labor.

Petrohawk is an American company defined by technical innovation and unmatched expertise in our field. We are managing the challenges of the global financial and energy landscape and seizing opportunities that we believe will be critical to future growth. All of this has resulted in the creation of the natural gas powerhouse that is Petrohawk today. We will make every effort to continue to navigate prudently but aggressively in our pursuit of value creation and superior stockholder returns.

We choose to move forward.

Floyd C. Wilson
Chairman, President and CEO

Safe Harbor Disclosure:

This communication contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding future plans and expectations with respect to production and reserve growth, potential drilling locations, growth strategies, estimates regarding future net revenues from oil and natural gas reserves and the present value thereof, the quality and nature of our asset base, and other expectations, beliefs, plans, objectives, strategies, assumptions or statements about future events or performance often, but not always, using such words as "expects" "plans", "seeks", "believes", "hopes", "potential", "opportunities", or stating that certain actions "may", "will", "should", or "could", be taken, occur or be achieved ("forward-looking qualifiers"). Statements concerning oil and gas reserves also may be deemed to be forward-looking statements in that they reflect estimates based on numerous assumptions, including that the resources involved can be economically exploited and other assumptions. All forward-looking statements contained in this communication (whether or not accompanies by a forward-looking qualifier) are based on current expectations, plans, estimates and projections that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those reflected in the statements. These risks include, but are not limited to, the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration, development projects or capital expenditures; and health, safety and environmental risks; uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; risks associated to our hedging program; inability to realize expected value from acquisitions; inability of our management team to execute its plans to meet its goals; loss of services of our management team; inability to replace oil and gas reserves; shortages of drilling equipment, oil field personnel and services; and unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. All forward-looking statements contained in this communication (whether or not accompanied by a forward-looking qualifier) are based on the estimates, opinions and beliefs of our management at the time the statements are made and should be considered approximations unless specifically indicated otherwise. We assume no obligation to update forward-looking statements should circumstances or our management's estimates or opinions change.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(as amended April 2, 2009 and April 30, 2009)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 001-33334

PETROHAWK ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**86-0876964**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

1000 Louisiana, Suite 5600, Houston, Texas 77002
(Address of principal executive offices including ZIP code)

(832) 204-2700
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common stock, par value $.001 per share, held by non-affiliates (based upon the closing sales price on the New York Stock Exchange on June 30, 2008), the last business day of registrant's most recently completed second fiscal quarter was approximately $10.0 billion.

As of March 25, 2009, there were 275,339,314 shares of common stock outstanding.

TABLE OF CONTENTS

Special note regarding forward-looking statements

This report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, concerning, among other things, planned capital expenditures, potential increases in oil and natural gas production, the number of anticipated wells to be drilled in the future, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as "may," "expect," "estimate," "project," "plan," "believe," "intend," "achievable," "anticipate," "will," "continue," "potential," "should," "could" and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. The actual results could differ materially from those anticipated in these forward-looking statements. One should consider carefully the statements under the "Risk Factors" section of this report and other sections of this report which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements, including, but not limited to, the following factors:

- our ability to successfully develop our large inventory of undeveloped acreage primarily held in resource-style areas in Louisiana, Arkansas and Texas, including our resource-style plays such as the Haynesville, Fayetteville and Eagle Ford Shales;
- the volatility in commodity prices for oil and natural gas, including continued declines in prices;
- the possibility that the industry may be subject to future regulatory or legislative actions (including any additional taxes and changes in environmental regulation);
- the possibility that the United States economy is entering into a deflationary period, which would negatively impact the price of commodities, including oil and natural gas;
- the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;
- the possibility that production decline rates in some of our resource-style plays are greater than we expect;
- our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop our undeveloped acreage positions;
- the ability to replace oil and natural gas reserves;
- environmental risks;
- drilling and operating risks;
- exploration and development risks;
- competition, including competition for acreage in resource-style areas;
- management's ability to execute our plans to meet our goals;
- our ability to retain key members of senior management and key technical employees;
- our ability to obtain goods and services, such as drilling rigs and tubulars, and access to adequate gathering systems and pipeline take-away capacity, to execute our drilling program;
- our ability to secure firm transportation for natural gas we produce and to sell natural gas at market prices;
- general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business, may be less favorable than expected, including the possibility that the current economic recession in the United States will be severe and prolonged, which could adversely affect the demand for oil and natural gas and make it difficult, if not impossible, to access financial markets;

- continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage; and
- other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our business, operations or pricing.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in the section entitled "Risk Factors" included in this report. All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this document. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

PART I

ITEM 1. BUSINESS

Overview

We are an independent oil and natural gas company engaged in the exploration, development and production of predominately natural gas properties located onshore in the United States. Our properties are primarily located in Louisiana, Texas, Arkansas and Oklahoma. We organize our operations into two principal regions: the Mid-Continent, which includes our Louisiana and Arkansas properties; and the Western, which includes our Texas and Oklahoma properties.

At December 31, 2008, our estimated total proved oil and natural gas reserves, as prepared by our independent reserve engineering firm, Netherland, Sewell & Associates, Inc. (Netherland, Sewell), were approximately 1,418 billion cubic feet of natural gas equivalent (Bcfe), consisting of 14 million barrels (MMBbls) of oil, and 1,335 billion cubic feet (Bcf) of natural gas and natural gas liquids. Approximately 56% of our proved reserves were classified as proved developed. We maintain operational control of approximately 83% of our proved reserves. Production for our fourth quarter averaged 361 million cubic feet of natural gas equivalent per day (Mmcfe/d) and we exited the quarter producing approximately 400 Mmcfe/d. Full year 2008 production averaged 305 Mmcfe/d. Our total operating revenues for 2008 were $1.1 billion.

We seek to maintain a portfolio of long-lived, lower risk properties in resource-style plays, which typically are characterized by lower geological risk and a large inventory of identified drilling opportunities. We focus on properties within our core operating areas which we believe have significant development and exploration opportunities and where we can apply our technical experience and economies of scale to increase production and proved reserves while lowering lease operating costs. In late 2007 and throughout 2008, we sought to aggressively expand our leasehold position in resource-style natural gas plays within our core operating areas, particularly in the Haynesville Shale play in northern Louisiana and East Texas. We believe the steps we have taken will help us grow production and reserves in resource-style, tight-gas areas in North Louisiana, Arkansas and Texas.

Recent Developments

Haynesville Shale

The Haynesville Shale has become one of the most active natural gas plays in the United States. This area is defined by a shale formation located approximately 1,500 feet below the Cotton Valley formation at depths ranging from approximately 10,500 feet to 13,000 feet. The formation is as much as 300 feet thick and is composed of an organic rich black shale. It is located across numerous parishes in Northwest Louisiana, primarily in Caddo, Bossier, Red River, DeSoto, Webster and Bienville parishes and also in East Texas, primarily in Harrison, Panola and Shelby counties. Our Elm Grove/Caspiana acreage position is located near what we believe is the center of the play. We currently own leasehold interests in approximately 300,000 net acres in the Haynesville Shale play. As of December 31, 2008, we had reported initial production tests from ten of our operated wells with an average initial production rate of 19.3 Mmcfe/d. We recently placed four additional wells online utilizing similar production practices. The initial production rates of these wells averaged 17.7 Mmcfe/d. Two additional Haynesville well completions experienced mechanical problems that resulted in lower than expected initial production rates. We currently estimate that the average rate of production will decline approximately 80% during the first twelve months of production. Actual decline rates may differ significantly. At year-end 2008, we had 11 operated horizontal drilling rigs in the Haynesville Shale.

Eagle Ford Shale

We recently announced our discovery of the Eagle Ford Shale play in South Texas. The Eagle Ford Shale is found at a depth of approximately 11,000 feet to 12,000 feet and has a thickness of approximately 250 feet. We currently have approximately 156,000 net acres leased in the play. Our first well had an initial production rate of 9.1 Mmcfe/d. We recently completed our second well at a rate of 8.3 Mmcfe/d. We are currently completing our third well and are drilling our fourth well.

Senior Note Offering

On January 27, 2009, we completed a private placement offering to eligible purchasers of an aggregate principal amount of $600 million 10.5% senior notes due August 1, 2014. The notes were priced at 91.279% of the face value to yield 12.75% to maturity. Net proceeds from the offering were used to repay all outstanding borrowings on our Third Amended and Restated Senior Revolving Credit Agreement (the Senior Credit Agreement), and provides additional financial flexibility to fund our 2009 capital budget as well as potential acquisitions and further infrastructure expansion.

2009 Capital budget

The continued credit crisis and related turmoil in the global financial system and economic recession in the United States create financial challenges that will grow if conditions do not improve. In response to these crises and declining oil and natural gas prices during the last half of 2008, we reduced and refocused our 2009 capital budget on the development of non-proved locations in our Haynesville, Fayetteville and Eagle Ford Shale plays. We believe these projects offer the potential for the highest internal rates of return and reserve growth. Currently we plan to spend approximately $1.0 billion on drilling, completions, seismic and facilities during 2009, of which $690 million has been allocated to our Haynesville Shale properties, $100 million to our Fayetteville Shale properties and $50 million to our Eagle Ford Shale properties. We expect to fund our 2009 capital budget with cash and marketable securities on hand, additional borrowings under our Senior Credit Agreement and cash flows from operations. We also strive to maintain financial flexibility and may access capital markets as necessary to maintain substantial borrowing capacity under our Senior Credit Agreement, facilitate drilling on our large undeveloped acreage position and permit us to selectively expand our acreage position and infrastructure projects. In the event our cash flow is materially less than anticipated and other sources of capital we historically have utilized are not available on acceptable terms, we may be required to curtail our expected capital spending.

New Gathering Subsidiary—Hawk Field Services, LLC

During 2008, we initiated construction of our own gathering systems to service our wells as well as third party production in the Fayetteville and Haynesville Shales. Operating under a new subsidiary, Hawk Field Services, LLC, we constructed approximately 110 miles of gathering lines in the Fayetteville Shale in 2008, and have approximately 150 miles of gathering lines currently in service, under construction or planned in the Haynesville Shale during 2009.

New Marketing Subsidiary—HK Energy Marketing, LLC

During the fourth quarter of 2008, we began purchasing and selling third party natural gas produced from wells we operate. We report the revenues and expenses related to these marketing activities on a gross basis as part of our operating revenues and operating expenses. Marketing revenues are recorded at the time natural gas is physically delivered to third parties at a fixed or index price. Marketing expenses attributable to gas purchases are recorded as we take physical title to the natural gas and then transport the purchased volumes to the point of sale.

Business Strategy

Our primary objective is to increase stockholder value by focusing on the continued development of our existing properties and selectively increasing our position within our core operating areas, with a special emphasis on expanding our resource-style properties. Our strategy emphasizes:

- ***Concentrated portfolio of natural gas properties***—We focus on natural gas properties within our core operating areas which we believe have significant development and exploration opportunities and where we can apply our technical experience and economies of scale. Our properties are located primarily in North Louisiana, East Texas, South Texas, the Arkoma Basin of Arkansas, and in the Permian Basin of West Texas and southeastern New Mexico.

- ***Attractive undeveloped reserves***—We seek to maintain a portfolio of long-lived, lower risk properties focused on resource-style plays within our core operating areas. Resource-style plays are typically characterized by lower geological risk and a large inventory of identified drilling opportunities, and include the Haynesville Shale in North Louisiana and East Texas, the Fayetteville Shale in Arkansas and the Eagle Ford Shale in South Texas. We believe these properties have the potential to contribute significant production and reserves over the long term.
- ***Reduced operating costs***—We focus on reducing the per unit operating costs associated with our properties and have been successful in lowering our lease operating expenses from $0.73 per Mcfe in 2006 to $0.56 per Mcfe in 2007 and to $0.47 per Mcfe in 2008.
- ***Divestment of non-resource and non-core properties***—We continually evaluate our property base to identify opportunities to divest non-core, higher cost or less productive properties with limited development potential. This strategy allows us to focus on a portfolio of core properties with significant potential to increase our proved reserves and production and reducing operating costs. We also continue to evaluate divestment opportunities for our non-resource-style properties located primarily in the Permian Basin.
- ***Maintenance of financial flexibility***—We strive to maintain our financial flexibility by balancing our financial resources with our plans to develop our key properties and pursuit of opportunities for growth and expansion. We intend to maintain substantial borrowing capacity under our Senior Credit Agreement to facilitate drilling on our large undeveloped acreage position in resource-style plays, permit us to selectively expand our position in these plays and expand our infrastructure projects. We access capital markets as necessary to maintain our financial flexibility.
- ***Monetize at an appropriate time with the goal of providing superior returns to stockholders***—The independent exploration and production industry has been consolidating for a number of years. Our business strategy embraces this trend. We seek to assemble and maintain within our core operating areas a high-quality, lower cost portfolio of operated properties with attractive production, reserve and development profiles that may be desirable to industry participants.

Oil and Natural Gas Reserves

The December 31, 2008 proved reserve estimates presented in this document were prepared by Netherland, Sewell. For additional information regarding estimates of proved reserves, the preparation of such estimates by Netherland, Sewell and other information about our oil and natural gas reserves, see Item 8. *Consolidated Financial Statements and Supplementary Data—"Supplemental Oil and Gas Information (Unaudited)."* Our reserves are sensitive to commodity prices and their effect on economic producing rates.

The reserves information in this Form 10-K represents only estimates. There are a number of uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control, such as commodity pricing. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers may vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revising the original estimate. Accordingly, initial reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. The meaningfulness of such estimates depends primarily on the accuracy of the assumptions upon which they were based. Except to the extent we acquire additional properties containing proved reserves or conduct successful exploration and development activities or both, our proved reserves will decline as reserves are produced.

Proved reserve estimates are based on the December 31, 2008 West Texas Intermediate posted price of $41.00 per barrel (Bbl) for oil and natural gas liquids, adjusted by lease for quality, transportation fees, and regional price differentials and on a December 31, 2008 Henry Hub spot market price of $5.71 per million British thermal unit (MMbtu) for natural gas, as adjusted by lease for energy content, transportation fees, and regional price differentials. All prices and costs associated with operating wells were held constant in accordance with the United States Securities and Exchange Commission (SEC) guidelines. The following table presents certain information as of December 31, 2008. Shut-in wells currently not capable of production are excluded from producing well information.

	Mid-Continent Region	Western Region	Total
Proved Reserves at Year End (Bcfe) (1)			
Developed	599.3	192.7	792.0
Undeveloped	549.9	75.8	625.7
Total	1,149.2	268.5	1,417.7
Gross Wells	3,148	4,146	7,294
Net Wells (1)	1,354.4	1,283.7	2,638.1

(1) *Oil and natural gas liquids are converted to equivalent gas reserves with a 6:1 equivalent ratio.*

(2) *Net wells represent our working interest share of each well. The term "net" as used in "net production" throughout this document refers to amounts that include only acreage or production that we own and produce to our interest, less royalties and production due to others.*

Core Operating Regions

Mid-Continent Region

In the Mid-Continent Region, we concentrate our drilling program primarily in North Louisiana and in the Fayetteville Shale in the Arkoma Basin. We believe our Mid-Continent Region operations provide us with a solid base for future production and reserve growth. During 2008, we drilled 601 wells in this region with a success rate of 98%. In 2009, we plan to drill approximately 125 to 130 operated wells in this region. In 2008, we produced 85 Bcfe in this region, or 232 Mmcfe/d. As of December 31, 2008, approximately 81% of our proved reserves, or 1,149 Bcfe, were located in our Mid-Continent Region.

- ***Elm Grove and Caspiana Field***—Located primarily in Bossier and Caddo Parishes of North Louisiana, our Elm Grove and Caspiana field produces from the Hosston and Cotton Valley formations. These zones are composed of low permeability sandstones that require fracture stimulation treatments to produce. We own varying working and net revenue interests in this field. We produced 44 Bcfe in 2008 in this field, or 119 Mmcfe/d. As of December 31, 2008, proved reserves for the Elm Grove/Caspiana field were approximately 685 Bcfe, of which approximately 49% were classified as proved undeveloped and approximately 14% proved developed non-producing.

  During 2008, we drilled 143 wells, all of which were successful. Additionally, we have successfully utilized coiled tubing for recompletions to fracture stimulate and commingle the shallower Hosston formation with the existing Lower Cotton Valley formation, increasing the present value of the wells and reducing future capital expenditures. In 2009, we do not currently plan on drilling any operated wells as we focus our drilling efforts on our Haynesville Shale properties.

- ***Fayetteville Shale***—We have assembled a position of approximately 157,000 net acres in the Fayetteville Shale, which we believe holds significant potential for production and reserve growth. The Fayetteville Shale is an unconventional gas reservoir located in the Arkoma Basin in Arkansas, at a depth of approximately 1,500 feet to 6,500 feet and ranging in thickness from 100 feet to 500 feet. The formation is a Mississippian-age shale that has similar geologic characteristics to the Barnett Shale in the Ft. Worth Basin of North Texas. Drilling in the play began in 2004 and has accelerated rapidly during the past three years. To date, the best results have been obtained by drilling horizontal wells with lateral lengths of 2,500 feet to 3,000 feet and utilizing slickwater fracture stimulation completions. Throughout 2008, we experienced significant operational improvements in the results of completions, primarily as a result of drilling longer laterals with cemented liners. We have increased our average lateral length from 2,286 feet during the first quarter of 2008 to 2,655 feet during the fourth quarter of

2008 and our average number of fracture stages has increased from 6.0 during the first quarter of 2008 to 7.6 during the fourth quarter of 2008. As a result, our average state initial production test rates have increased from 1.9 Mmcfe/d in the first quarter of 2008 to 2.5 Mmcfe/d in the fourth quarter of 2008, a 28% increase. Our percentage of completions that tested greater than 3 Mmcfe/d increased from 12% in the first quarter of 2008 to 54% in the fourth quarter of 2008, with two wells in the second half of 2008 testing greater than 5 Mmcfe/d. We own varying working and net revenue interests in this area.

As of December 31, 2008, proved reserves for this field were approximately 173 Bcfe, of which approximately 31% were classified as proved undeveloped and approximately 4% proved developed non-producing. During 2008, we drilled 350 wells, 347 of which were successful for a rate of 99%. In 2009, we plan to drill approximately 50 wells in this area. We produced 18 Bcfe in 2008 in this area, or 49 Mmcfe/d.

To support the planned expansion of our operations in this area, we recently completed construction of six separate pipeline segments. Specifically, we built and currently operate approximately 110 miles of pipelines that gather natural gas from our wells and transport it to interconnects with various interstate pipelines. These systems consist of six-inch to 16-inch diameter pipelines with throughput capacity of approximately 200 million cubic feet (Mmcf) of natural gas per day with associated compression and gas dehydration facilities. These gathering systems provide us with a field-wide distribution network to major transportation pipelines and allow us to deliver a vast majority of our production directly into the recently completed Boardwalk Pipeline.

- ***Haynesville Shale***—The Haynesville Shale has become one of the most active natural gas plays in the United States. This area is defined by a shale formation located approximately 1,500 feet below the base of the Cotton Valley formation at depths ranging from approximately 10,500 feet to 13,000 feet. The formation is as much as 300 feet thick and is composed of an organic rich black shale. It is located across numerous parishes in Northwest Louisiana, primarily in Caddo, Bossier, Red River, DeSoto, Webster and Bienville parishes and also in East Texas, primarily in Harrison, Panola and Shelby counties. In addition to the Haynesville Shale potential associated with this play, the Bossier Shale is also believed to be a prospective reservoir. It is situated above the Haynesville Shale in several distinct shale packages below the Lower Cotton Valley sands and appears potentially productive in areas of Northwest Louisiana and Northeast Texas. Our Elm Grove/Caspiana acreage position is located near what we believe is the center of the play. We currently own leasehold interests in approximately 300,000 net acres in the area we currently believe to be prospective for the Haynesville Shale. We own varying working and net revenue interests in this area.

  Our current drilling and completion methodology focuses on completing wells with longer laterals and maximizing the number of fracture stages, spaced approximately 325 feet apart. The objective of this technique is to minimize the total number of wells required to effectively drain the reservoir, resulting in lower overall development costs. We are currently targeting lateral lengths between 4,300 feet and 4,600 feet with up to 15 fracture stages. At year-end 2008, we had 11 operated horizontal rigs in the Haynesville Shale. We currently expect spud-to-first sales to average approximately 90 days during 2009.

  As of December 31, 2008, we had reported initial production tests from ten of our operated wells with an average initial production rate of 19.3 Mmcfe/d. We recently placed four additional wells online utilizing production practices consistent with previously reported wells. The initial production rates of these wells averaged 17.7 Mmcfe/d. Two additional Haynesville well completions experienced mechanical problems that resulted in lower than expected initial production rates. We currently estimate that average monthly rates of production will decline approximately 80% during the first twelve months of production. Actual decline rates may differ significantly.

  In 2008, we produced 6 Bcfe in this area, or 17 Mmcfe/d. As of December 31, 2008, proved reserves for this field were approximately 163 Bcfe, of which approximately 62% were classified as proved undeveloped and approximately 10% proved developed non-producing. During 2008, we drilled 26 wells, all of which were successful. We plan to drill approximately 75 operated wells in this area in 2009, with approximately six wells expected to be completed per month. We expect to operate an average of 12 rigs in the play in 2009, with an emphasis on growing production and reserves while at the same time holding our acreage position.

In this area, we are in the process of building high pressure gathering systems to transport our production to various intrastate and interstate pipelines. We have built or plan to build approximately 150 miles of primarily 16-inch diameter pipeline in several of our drilling areas that we expect will improve our operational control and access to natural gas markets. Total system capacity is planned to be approximately 1.0 Bcf per day and will include associated treating facilities.

- ***Terryville Field***—Located in Lincoln Parish, Louisiana. The objective formations in this field include the Cotton Valley, Bossier and Gray sands. We own varying working and net revenue interests in this field. As of December 31, 2008, proved reserves for this field were approximately 112 Bcfe, of which approximately 44% were classified as proved undeveloped and approximately 9% proved developed non-producing. In 2008, we drilled 49 wells, all of which were successful. We do not currently plan on drilling any operated wells in 2009. We produced 15 Bcfe in 2008 in this field, or 42 Mmcfe/d.

  During 2007 we acquired a 50 square mile 3-D seismic dataset over the field. Delivered late in the third quarter of 2007, the data identified several areas which we believe present significant drilling opportunities. Specifically, the data has been used to identify potential gas bearing Gray sand structures, and an area of Bossier expansion that we feel is indicative sand development. During the later part of 2007 we drilled a number of wells in this area of Bossier expansion and have verified that the area does contain Bossier sands that have resulted in production.

  In late December 2007, we acquired approximately 8,000 net acres immediately west and contiguous to our Terryville leasehold. The area overlies a large untested structure in the Gray sand and Lower Cotton Valley sands. The majority of the production from the field has come from Upper Cotton Valley and Hosston sands. However, these sands appear to be underdeveloped, and we have identified numerous developmental drilling opportunities. We have finalized the acquisition of approximately 60-square miles of 3-D seismic data over the acreage that will be merged with our existing 3-D seismic data over Terryville and are hopeful that numerous exploration and exploitation opportunities will be identified with the data.

Western Region

Our principal properties in the Western Region include the Sawyer Canyon Field in Sutton County, Texas, Waddell Ranch Field in Crane County, Texas, Jalmat Field in Lea County, New Mexico, TXL Field in Ector County, Texas, East Texas area concentrated in Panola, Harrison, Shelby and Nacadoches Counties, Texas, WEHLU Field in Oklahoma County, Oklahoma and Eagle Ford Shale in South Texas. During 2008, we drilled 138 wells in this region, all of which were successful. In 2009, we plan to drill approximately 50 wells in this region. In 2008, we produced 27 Bcfe from this region, or 73 Mmcfe/d. As of December 31, 2008, approximately 19% of our proved reserves, or 269 Bcfe, were located in our Western Region fields.

- ***Sawyer Canyon Field***—This field is located in Sutton County, Texas. Our ownership in the field is comprised of interest in approximately 50 sections, and during the past several years we have been developing gas bearing Canyon sandstone formations ranging in depths from 5,500 feet to 6,800 feet. We have a 92% to 100% working interest in most of the areas we are actively drilling. As of December 31, 2008, proved reserves for this field were approximately 55 Bcfe. Twenty-four wells were drilled in 2008. We produced 4 Bcfe in 2008 in this field, or 10 Mmcfe/d. In 2009, we do not currently plan to drill any wells.
- ***Waddell Ranch Field***—This field is located in Crane County, Texas. The Waddell Ranch Field complex is comprised of 17,000 net acres and is productive from over 15 different reservoirs. The primary production is from the Queen, Grayburg, San Andres, Clearfork, and Ellenburger formations ranging in depth from 3,000 feet to 11,000 feet. We have a working interest in this non-operated field

that ranges from 19% to 75% that is burdened by a significant net profits interest that reduces our average working interest and our average net revenue interest to 13%. As of December 31, 2008, proved reserves for this field were approximately 40 Bcfe. In 2008, eight wells were drilled. We produced 3 Bcfe in 2008 in this field, or 8 Mmcfe/d. In 2009, we plan to drill approximately 6 wells.

- ***Jalmat Field***—An extensive review of Jalmat Field, located in Lea County, New Mexico, has resulted in the identification of over 45 recompletion/stimulation workovers in the Tansill, Yates and Seven Rivers and significant waterflood potential in the Seven Rivers-Queen zone. We own a 96% working interest and 79% net revenue interest in this field. As of December 31, 2008, proved reserves for this field were approximately 40 Bcfe. We produced 2 Bcfe in 2008 in this field, or 5 Mmcfe/d. In 2008, we did not drill any wells and in 2009, we do not currently plan to drill any wells.

- ***TXL Field***—This waterflood is located in Ector County, Texas and is unitized in the Clearfork/Tubb formation at approximately 5,600 feet. We have a 20% working interest and a 25% net revenue interest in this non-operated property. Over 100 additional infill drill sites remain to be drilled in this property which we believe will lead to additional proved reserves as well as upside potential. As of December 31, 2008, proved reserves for this field were approximately 19 Bcfe. We drilled nine wells in 2008. We produced 1 Bcfe in 2008 in this field, or 3 Mmcfe/d. In 2009, we plan to drill five wells.

- ***East Texas Area***—Our properties in the East Texas Basin have Haynesville Shale potential, as well as production from the Cotton Valley, Travis Peak and James Lime formations, which range in depth from approximately 6,500 feet to 10,000 feet. We own significant interests in the Joaquin, South Carthage, North Beckville and Blocker fields in Shelby, Panola and Harrison Counties, Texas. We own varying interests in these fields. In 2008, we actively acquired acreage in the developing James Lime horizontal play and in the Travis Peak vertical play in Nacogdoches and Shelby Counties, Texas. In the 3rd quarter of 2008 we entered into a Joint Venture with EOG Resources to jointly develop our acreage primarily in Nacogdoches and Shelby Counties, Texas. We have approximately 45% working interest under the Joint Venture. As of December 31, 2008, proved reserves for this area were approximately 18 Bcfe. During 2008 we drilled 12 wells, all of which were successful. We produced 2 Bcfe in 2008 in this area, or 4 Mmcfe/d. For 2009, approximately six operated wells are expected to be drilled.

- ***WEHLU Field***—The West Edmond Hunton Lime Unit, or WEHLU, covers 29,000 net acres primarily in Oklahoma County, Oklahoma. The WEHLU field, originally discovered in 1942, is the largest Hunton Lime formation field in the state of Oklahoma. The field has 59 oil and natural gas wells (52 currently producing approximately 12 Mmcfe/d net) with stable production holding the entire unit. We own a 98% working interest and 80% net revenue interest in the majority of the field. Additionally, we have an agreement with a public company to jointly develop additional reserves and production in a portion of WEHLU. The area of mutual interest created by the agreement covers 5,680 acres located in the central northwest portion of the field and we own a 40% working interest and 33% net revenue interest in this area. As of December 31, 2008, proved reserves for this field were approximately 17 Bcfe. Thirteen successful horizontal wells were drilled in 2008. We produced 4 Bcfe in 2008 in this field, or 10 Mmcfe/d. In 2009, we plan to drill four wells.

- ***Eagle Ford Shale***—We recently announced our discovery of the Eagle Ford Shale play in South Texas. The Eagle Ford Shale is found at a depth of approximately 11,000 feet to 12,000 feet and has a thickness of approximately 250 feet. We currently have approximately 156,000 net acres leased in the play. We own varying interests in the play. Our first well had an initial production rate of 9.1 Mmcfe/d. We recently completed our second well at a rate of 8.3 Mmcfe/d. The well was drilled to a true vertical depth of approximately 11,000 feet and had a lateral length of 4,300 feet with 12 stages of fracture stimulation. We are currently completing our third well and are drilling our fourth well. In 2008, we produced 0.1Bcfe in this area, or 0.4 Mmcfe/d. As of December 31, 2008, proved reserves for this field were approximately 1.0 Bcfe. During 2008, we drilled two wells, both of which were successful. In 2009, we plan to drill 10 to 12 wells in this area.

Risk Management

We have designed a risk management policy to provide for the use of derivative instruments to provide partial protection against declines in oil and natural gas prices by reducing the risk of price volatility and the affect it could have on our operations and our ability to finance our capital budget and operations. Our decision on the quantity and price at which we choose to hedge our production is based in part on our view of current and future market conditions. While there are many different types of derivatives available, we typically use oil and natural gas price collars, swap agreements and put options to attempt to manage price risk more effectively. The collar agreements are put and call options used to establish floor and ceiling commodity prices for a fixed volume of production during a certain time period. Periodically, we may pay a fixed premium to increase the floor price above the existing market value at the time we enter into the arrangement. All collar agreements provide for payments to counterparties if the index price exceeds the ceiling and payments from the counterparties if the index price is below the floor. The price swaps call for payments to, or receipts from, counterparties based on whether the market price of oil and natural gas for the period is greater or less than the fixed price established for that period when the swap is put in place. Under put options, we pay a fixed premium to lock in a specified floor price. If the index price falls below the floor price, the counterparty pays us net of the fixed premium. If the index price rises above floor price, we pay the fixed premium.

We only enter into derivatives arrangements counterparties within our Senior Credit Agreement banking group that we believe are credit worthy as these arrangements expose us to the risk of financial loss if our counterparty is unable to satisfy its obligations. We will continue to evaluate the benefit of employing derivatives in the future. See Item 7A. *Quantitative and Qualitative Disclosures about Market Risk* for additional information.

Oil and Natural Gas Operations

Our principal properties consist of developed and undeveloped oil and natural gas leases and the reserves associated with these leases. Generally, developed oil and natural gas leases remain in force as long as production is maintained. Undeveloped oil and natural gas leaseholds are generally for a primary term of three to five years. In most cases, the term of our undeveloped leases can be extended by paying delay rentals or by producing oil and natural gas reserves that are discovered under those leases.

The table below sets forth the results of our drilling activities for the periods indicated:

	Years Ended December 31,					
	2008		2007		2006	
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:						
Productive [(1)]	555	183.0	292	127.4	178	71.2
Dry	12	2.0	12	5.6	19	6.0
Total Exploratory	567	185.0	304	133.0	197	77.2
Development Wells:						
Productive [(1)]	172	82.4	113	72.2	132	59.8
Dry	—	—	3	1.3	1	—
Total Development	172	82.4	116	73.5	133	59.8
Total Wells:						
Productive [(1)]	727	265.4	405	199.6	310	131.0
Dry	12	2.0	15	6.9	20	6.0
Total	739	267.4	420	206.5	330	137.0

(1) *Although a well may be classified as productive upon completion, future changes in oil and natural gas prices, operating costs and production may result in the well becoming uneconomical, particularly exploratory wells where there is no production history.*

We own interests in developed and undeveloped oil and natural gas acreage in the locations set forth in the table below. These ownership interests generally take the form of working interests in oil and natural gas leases or licenses that have varying terms. The following table presents a summary of our acreage interests as of December 31, 2008:

	Developed Acreage		Undeveloped Acreage		Total Acreage	
	Gross	Net	Gross	Net	Gross	Net
State						
Alabama	—	—	27,389	13,965	27,389	13,965
Arkansas	49,584	32,864	189,313	129,298	238,897	162,162
Indiana	—	—	11,582	8,826	11,582	8,826
Kansas	16,663	7,846	812	497	17,475	8,343
Louisiana	135,978	68,410	247,920	198,384	383,898	266,794
New Mexico	16,388	11,957	240	240	16,628	12,197
Oklahoma	263,513	96,038	12,429	5,999	275,942	102,037
Texas	258,796	98,990	235,739	142,668	494,535	241,658
Total Acreage	740,922	316,105	725,424	499,877	1,466,346	815,982

At December 31, 2008, we had estimated proved reserves of approximately 1,418 Bcfe comprised of 1,335 Bcf of natural gas and natural gas liquids and 14 MMBbls of oil. The following table sets forth, at December 31, 2008, these reserves:

	Proved Developed	Proved Undeveloped	Total Proved
Gas (Bcf) [(1)]	737.4	597.3	1,334.7
Oil (MMBbls)	9.1	4.7	13.8
Equivalent (Bcfe)	792.0	625.7	1,417.7

(1) *Amounts include natural gas liquids (calculated with a 6:1 equivalent ratio).*

The estimates of quantities of proved reserves above were made in accordance with the definitions contained in SEC Regulation S-X, Rule 4-10(a). For additional information on our oil and natural gas reserves, see Item 8. *Consolidated Financial Statements and Supplementary Data—"Supplementary Oil and Gas Information (Unaudited)."*

We account for our oil and natural gas producing activities using the full cost method of accounting in accordance with SEC regulations. Accordingly, all costs incurred in the acquisition, exploration, and development of proved oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general and administrative corporate costs unrelated to drilling activities are expensed as incurred. Sales or other dispositions of oil and natural gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded unless the ratio of cost to proved reserves would significantly change. Depletion of evaluated oil and natural gas properties is computed on the units of production method based on proved reserves. The net capitalized costs of evaluated oil and natural gas properties are subject to a quarterly full cost ceiling test. We recorded a full cost ceiling impairment of approximately $1.0 billion at December 31, 2008, at which time the West Texas Intermediate posted price was $41.00 per barrel for oil and the Henry Hub spot market price was $5.71 per MMbtu for natural gas.

Capitalized costs of our evaluated and unevaluated properties at December 31, 2008, 2007 and 2006 are summarized as follows:

	December 31,		
	2008	2007	2006
		(In thousands)	
Oil and gas properties (full cost method):			
Evaluated	$ 4,894,357	$3,247,304	$2,901,649
Unevaluated	2,287,968	677,565	537,611
Gross oil and gas properties	7,182,325	3,924,869	3,439,260
Less—accumulated depletion	(2,111,038)	(769,197)	(379,017)
Net oil and gas properties	$ 5,071,287	$3,155,672	$3,060,243

Our oil and natural gas production volumes and average sales price are as follows:

	Years Ended December 31,		
	2008	2007	2006
Production:			
Gas production (Mmcf) [(1)]	102,273	99,506	63,643
Oil production (MBbl)	1,554	2,816	2,703
Equivalent production (Mmcfe)	111,597	116,402	79,863
Average Daily Production (Mmcfe)	305	319	219
Average price per unit: [(2)]			
Gas (per Mcf) [(1)]	$ 8.56	$ 6.92	$ 6.57
Oil (per Bbl)	95.16	68.84	62.27
Equivalent (per Mcfe)	9.17	7.58	7.34

(1) *Approximately 2%, 4% and 5% of natural gas production represents natural gas liquids (calculated with a 6:1 equivalent ratio) with an average price of $56.63 per Bbl, $43.70 per Bbl and $36.88 per Bbl for the years ended December 31, 2008, 2007 and 2006, respectively.*

(2) *Amounts exclude the impact of cash paid or received on settled commodities derivative contracts as we did not elect to apply hedge accounting.*

The 2008, 2007 and 2006 average oil and natural gas sales prices above do not reflect the impact of cash paid on, or cash received from, settled derivative contracts as these amounts are reflected as other income and expenses in the consolidated statements of operations, consistent with our decision not to elect hedge accounting. Including this impact 2008, 2007 and 2006 average gas sales prices were $8.13, $7.41 and $6.75 per thousand cubic feet (Mcf) and our average oil sales prices were $74.82, $67.03 and $54.28 per barrel (Bbl), respectively.

Competitive Conditions in the Business

The oil and natural gas industry is highly competitive and we compete with a substantial number of other companies that have greater financial and other resources. Many of these companies explore for, produce and market oil and natural gas, as well as carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which we encounter substantial competition are in locating and acquiring desirable leasehold acreage for our drilling and development operations, locating and acquiring attractive producing oil and natural gas properties, obtaining sufficient rig availability, obtaining purchasers and transporters of the oil and natural gas we produce and hiring and retaining key employees. There is also competition between oil and natural gas producers and other industries producing energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon our future operations. Such laws and regulations may substantially increase the costs of exploring for, developing or producing oil and natural gas and may prevent or delay the commencement or continuation of a given operation.

Other Business Matters

Markets and Major Customers

In 2008, two individual purchasers of our production each accounted for in excess of 10% of our total sales, collectively representing 30% of our total sales. In 2007, we had one purchaser of our production that accounted for 10% of our total sales. In 2006, we had no individual purchasers that accounted for more than 10% of our total sales. We do not believe the loss of any one of our purchasers would materially affect our ability to sell the oil and natural gas we produce. We believe other purchasers are available in our areas of operations.

Seasonality of Business

Weather conditions affect the demand for, and prices of, natural gas and can also delay drilling activities, disrupting our overall business plans. Demand for natural gas is typically higher in the fourth and first quarters resulting in higher natural gas prices. Due to these seasonal fluctuations, results of operations for individual quarterly periods may not be indicative of the results that may be realized on an annual basis.

Operational Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that we will discover or acquire additional oil and natural gas in commercial quantities. Oil and natural gas operations also involve the risk that well fires, blowouts, equipment failure, human error and other circumstances may cause accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids into the environment, or cause significant injury to persons or property. In such event, substantial liabilities to third parties or governmental entities may be incurred, the satisfaction of which could substantially reduce available cash and possibly result in loss of oil and natural gas properties. Such hazards may also cause damage to or destruction of wells, producing formations, production facilities and pipeline or other processing facilities.

As is common in the oil and natural gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position and results of operations. For further discussion on risks see Item 1A. *Risk Factors.*

Regulations

Domestic exploration for, production and sale of, oil and natural gas are extensively regulated at the federal, state and local levels. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding on the oil and natural gas industry that often are costly to comply with and that carry substantial penalties for failure to comply. In addition, production operations are affected by changing tax and other laws relating to the oil and natural gas industry, constantly changing administrative regulations and possible interruptions or termination by government authorities.

State regulatory authorities have established rules and regulations requiring permits for drilling operations, drilling bonds and reports concerning operations. Most states in which we operate also have statutes and regulations governing a number of environmental and conservation matters, including the unitization or pooling of oil and natural gas properties and establishment of maximum rates of production from oil and natural gas wells. Many states also restrict production to the market demand for oil and natural gas. Such statutes and regulations may limit the rate at which oil and natural gas could otherwise be produced from our properties.

We are subject to extensive and evolving environmental laws and regulations. These regulations are administered by the United States Environmental Protection Agency and various other federal, state, and local environmental, zoning, health and safety agencies, many of which periodically examine our operations to monitor compliance with such laws and regulations. These regulations govern the release of waste materials into the environment, or otherwise relating to the protection of the environment, human, animal and plant health, and affect our operations and costs. In recent years, environmental regulations have taken a cradle to grave approach to waste management, regulating and creating liabilities for the waste at its inception to final disposition. Our oil and natural gas exploration, development and production operations are subject to numerous environmental programs, some of which include solid and hazardous waste management, water protection, air emission controls and situs controls affecting wetlands, coastal operations and antiquities. Further, each state in which we operate has laws and regulations governing solid waste disposal, water and air pollution. Many states also have regulations governing oil and natural gas exploration, development and production operations.

Environmental programs typically regulate the permitting, construction and operations of a facility. Many factors, including public perception, can materially impact the ability to secure an environmental construction or operation permit. Once operational, enforcement measures can include significant civil penalties for regulatory violations regardless of intent. Under appropriate circumstances, an administrative agency can request a cease and desist order to terminate operations. New programs and changes in existing programs are anticipated, some of which include natural occurring radioactive materials, oil and natural gas exploration and production waste management, underground injection of waste material and emissions of certain gases, commonly referred to as "greenhouse gases" including carbon dioxide and methane, which according to recent studies may be contributing to the warming of the Earth's atmosphere. In response to these studies, President Obama has expressed support for, and it is anticipated that the current session of Congress will consider, legislation to restrict or regulate emissions of greenhouse gases. Many states, either individually or through multi-state regional initiatives, have begun implementing legal measures to reduce emissions of greenhouse gases, primarily through the planned development of emission inventories or regional greenhouse gas cap and trade programs. Depending on the particular program, we could be required to purchase and surrender allowances for greenhouse gas emissions resulting from our operations. Also, the Environmental Protection Agency may regulate greenhouse gas emissions even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. In July 2008, EPA released an "Advance Notice of Proposed Rulemaking" regarding possible future regulation of greenhouse gas emissions under the Clean Air Act. Although the notice did not propose any specific, new regulatory requirements for greenhouse gases, it indicates that federal regulation of greenhouse gas emissions could occur in the near future even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases.

We are also subject to federal and state Hazard Communications and Community Right to Know statutes and regulations. These regulations govern record keeping and reporting of the use and release of hazardous substances. We believe we are in compliance with these requirements in all material respects.

We may be required in the future to make substantial outlays to comply with environmental laws and regulations. The additional changes in operating procedures and expenditures required to comply with future laws dealing with the protection of the environment cannot be predicted.

Employees

As of December 31, 2008, we had 378 full-time employees. We hire independent contractors on an as needed basis. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory.

Access to Company Reports

We file periodic reports, proxy statements and other information with the SEC in accordance with the requirements of the Securities Exchange Act of 1934, as amended. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and Forms 3, 4 and 5 filed on behalf of directors and officers, and any amendments to such reports available free of charge through our corporate website at *www.petrohawk.com* as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. In addition, our corporate governance guidelines, code of conduct, code of ethics for our chief executive officer (CEO) and senior financial officers, audit committee charter, compensation committee charter and nominating committee charter are available on our website. Within the time period required by the SEC and the New York Stock Exchange (NYSE), as applicable, we will post on our website any modifications to the code of conduct and the code of ethics for our CEO and senior financial officers and any waivers applicable to senior officers as defined in the applicable code, as required by the Sarbanes-Oxley Act of 2002. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our reports, proxy and information statements, and our other filings are also available to the public over the internet at the SEC's website at *www.sec.gov*. Unless specifically incorporated by reference in this annual report on Form 10-K, information that you may find on our website is not part of this report.

ITEM 1A. RISK FACTORS

Part of our strategy involves exploratory drilling, including drilling in new or emerging shale plays using horizontal drilling and completion techniques. The results of our planned exploratory drilling program are subject to more uncertainties than conventional drilling programs in more established formations and may not meet our expectations for reserves or production.

The results of our exploratory drilling in new or emerging plays, such as the Haynesville and Eagle Ford Shales, are more uncertain than drilling results in areas that are developed and have established production. Because new or emerging plays and new formations have limited or no production history, we are less able to use past drilling results in those areas to help predict our future drilling results. Further, part of our drilling strategy to maximize recoveries from the Haynesville and Eagle Ford Shales involves the drilling of horizontal wells using completion techniques that have proven to be successful in other shale formations. Our experience with horizontal drilling in these areas to date, as well as the industry's drilling and production history, is limited. The ultimate success of these drilling and completion strategies and techniques will be better evaluated over time as more wells are drilled and production profiles are better established.

Further, access to adequate gathering systems or pipeline takeaway capacity and the availability of drilling rigs and other services may be more challenging in new or emerging plays. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and takeaway capacity or otherwise, and/or natural gas and oil prices decline, the return on our investment in these areas may not be as attractive as we anticipate and we could incur material writedowns of unevaluated properties and the value of our undeveloped acreage could decline in the future.

We have substantial indebtedness and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition.

We have incurred substantial debt amounting to approximately $2.3 billion as of December 31, 2008. As a result of our indebtedness, we will need to use a portion of our cash flow to pay interest, which will reduce the amount we will have available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Our indebtedness under our Senior Credit Agreement is at a variable interest rate, and so a rise in interest rates will generate greater interest expense to the extent we do not have applicable interest rate fluctuation hedges. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

We may incur substantially more debt in the future. The indentures governing our outstanding senior notes contain restrictions on our incurrence of additional indebtedness. These restrictions, however, are subject to a number of qualifications and exceptions, and under certain circumstances, we could incur substantial additional indebtedness in compliance with these restrictions. Moreover, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness under the indentures. To the extent we incur additional indebtedness, other than under our Senior Credit Agreement, our borrowing base under our Senior Credit Agreement will be reduced by $0.25 for each additional dollar of new debt. On January 27, 2009, we completed a private placement of an aggregate principal amount of $600 million 10.5% senior notes due August 1, 2014. As a result of the offering, our borrowing base was decreased from $1.1 billion to $950 million. Our borrowing base is subject to semi-annual redeterminations and may also be redetermined periodically at the discretion of the banks. Our borrowing base is determined by the banks and is dependent upon our proved developed reserves and the outlook for oil and natural gas prices. If our borrowing base were reduced below the amount of outstanding borrowings, we would be required to repay the excess borrowings promptly. During the first quarter of 2009, we initiated a borrowing base redetermination of our Senior Credit Agreement. Our borrowing base of $950 million, along with our existing terms and pricing, were reaffirmed.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance debt, sell assets or sell additional shares of common stock on terms that we may not find attractive if it may be done at all. Further, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under that indebtedness, which could adversely affect our business, financial condition and results of operations.

We may not be able to drill wells on a substantial portion of our potential resource play locations.

We may not be able to drill on a substantial portion of our potential resource play locations for various reasons. We may not generate or be able to raise sufficient capital to do so. Further deterioration in commodities pricing may also make drilling some resource play acreage uneconomic. Our actual drilling activities and future drilling budget will depend on drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, lease expirations, gathering system and pipeline transportation constraints, regulatory approvals and other factors. In addition, any drilling activities we are able to conduct on these potential locations may not be successful or result in our ability to add additional proved reserves to our overall proved reserves, which could have a material adverse effect on our future business, financial condition and results of operations.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage.

As of December 31, 2008, we own leasehold interests in approximately 300,000 net acres in areas we believe are prospective for the Haynesville Shale. A large portion of the acreage is not currently held by production. Unless production in paying quantities is established on units containing these leases during their terms, these leases will expire. If our leases expire, we will lose our right to develop the related properties.

Our drilling plans for these areas are subject to change based upon various factors, including factors that are beyond our control, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals. Further, some of this acreage is located in sections where we do not hold the majority of the acreage and therefore it is likely that we will not be named operator of these sections. As a non-operating leaseholder we have less control over the timing of drilling and there is therefore additional risk of expirations occurring in sections where we are not the operator.

Increased drilling in the Haynesville Shale formation may cause pipeline and gathering system capacity constraints that may limit our ability to sell natural gas and/or receive market prices for our gas.

The Haynesville Shale wells we have drilled to date in and around our core area have reported very high initial production rates, implying potentially large reserves. If drilling in the Haynesville Shale continues to be successful, the amount of gas being produced in the area from these new wells, as well as gas produced from other existing wells, will exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available. If this occurs it will be necessary for new interstate and intrastate pipelines and gathering systems to be built.

Because of the current economic climate, certain pipeline projects that are planned for the Haynesville Shale area may not occur because the prospective owners of these pipelines may be unable to secure the necessary financing. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, this could result in wells being shut-in awaiting a pipeline connection or capacity and/or gas being sold at much lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

We may have difficulty financing our planned capital expenditures which could adversely affect our growth.

We have experienced, and expect to continue to experience, substantial capital expenditure and working capital needs, primarily as a result of our drilling program, particularly in the Haynesville Shale. We intend to continue to selectively increase our acreage position in the Haynesville Shale, which would require additional capital in addition to the capital necessary to drill on our existing acreage. We expect to use borrowings under our Senior Credit Agreement and proceeds from future capital offerings, if necessary, to fund capital expenditures that are in excess of our cash flow and cash on hand.

Our Senior Credit Agreement limits our borrowings to the lesser of the borrowing base and the total commitments. Our borrowing base is currently $950 million. The borrowing base is determined semi-annually, and may also be redetermined periodically at the discretion of the banks. Lower oil and natural gas prices may result in a reduction in our borrowing base at the next redetermination. During the first quarter of 2009, we initiated a borrowing base redetermination of our Senior Credit Agreement. Our borrowing base of $950 million, along with our existing terms and pricing, were reaffirmed. A reduction in our borrowing base could require us to repay any indebtedness in excess of the borrowing base. Additionally, the indentures governing our senior unsecured debt contain covenants limiting our ability to incur additional indebtedness, including borrowings under our Senior Credit Agreement, unless we meet one of two alternative tests. The first test applies to all indebtedness and requires that after giving effect to the incurrence of additional debt the ratio of our adjusted consolidated EBITDA (as defined in our indentures) to our adjusted consolidated interest expense over the trailing four fiscal quarters will be at least 2.5 to 1.0. The second test applies only to borrowings under our Senior Credit Agreement that do not meet the first test and it limits these borrowings to the greater of a fixed sum (the most restrictive indenture limit being $100 million) and a percentage (the most restrictive indenture limit being 20%) of our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved natural gas and oil reserves as of the end of each year. Currently, we are permitted to incur additional indebtedness under these incurrence tests, but may be limited in the future. Lower natural gas and oil prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness.

Additionally, our ability to complete future equity offerings is limited by the availability of authorized common stock under our certificate of incorporation and by general market conditions. If we are not able to borrow sufficient amounts under our Senior Credit Agreement and/or are unable to raise sufficient capital to fund our capital expenditures, we may be required to curtail our drilling, development, land acquisition and other activities, which could result in forfeiture of leasehold interests if we are unable or unwilling to renew them, and we could be forced to sell some of our assets on an untimely or unfavorable basis, all of which could have a material adverse effect on our results and future operations.

The current financial crisis and recession has negatively impacted the prices for our oil and natural gas production, limited access to the credit and equity markets, increased the cost of capital, and may have other negative consequences that we cannot predict.

The continued credit crisis and related turmoil in the global financial system and economic recession in the United States create financial challenges that will grow if conditions do not improve. In response to these crises and declining oil and natural gas prices, we have reduced and refocused our 2009 capital budget. Although we believe our operating and capital budget for 2009 can be funded with internally generated cash flow and existing financial resources, our cash flow from operations, borrowings under our Senior Credit Agreement and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and sales of non-core assets to provide us with additional capital. Our ability to access the capital markets has been restricted as a result of these crises and may continue to be restricted at a time when we would like, or need, to raise capital. If our cash flow from operations is less than anticipated and our access to capital is restricted, we may be required to further reduce our operating and capital budget, which could have a material adverse effect on our results and future operations. The financial crisis may also limit the number of participants or reduce the values we are able to realize in asset sales or other transactions we may engage in to raise capital, thus making these transactions more difficult to consummate and less economic. Additionally, the current economic situation has affected the demand for natural gas and oil and has resulted in lower prices for oil and natural gas, which could have a negative impact on our revenues. Lower prices and could also adversely affect the collectibility of our trade receivables and cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations.

Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.

Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our Senior Credit Agreement will be subject to periodic redetermination based in part on current oil and natural gas prices and on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

- the domestic and foreign supply of oil and natural gas;
- the ability of members of the Organization of Petroleum Exporting Countries and other producing countries to agree upon and maintain oil prices and production levels;
- political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;
- the level of consumer product demand;
- the growth of consumer product demand in emerging markets, such as China;
- labor unrest in oil and natural gas producing regions;
- weather conditions, including hurricanes and other natural occurrences that affect the supply and/or demand of oil and natural gas;

- the price and availability of alternative fuels;
- the price of foreign imports;
- worldwide economic conditions; and
- the availability of liquid natural gas imports.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas.

Unless we replace our reserves, our reserves and production will decline, which would adversely affect our financial condition, results of operations and cash flows.

In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Thus, our future oil and natural gas production and, therefore, our cash flow and income are highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is intense and many of our competitors have financial and other resources that are substantially greater than those available to us.

Estimates of proved oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

This report on Form 10-K contains estimates of our proved oil and natural gas reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

At December 31, 2008, approximately 44% of our estimated reserves were classified as proved undeveloped. Estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled and actual results may not be as estimated.

We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.

Our success depends upon the continued contributions of our executive officers and key employees, particularly with respect to providing the critical management decisions and contacts necessary to manage and maintain growth within a highly competitive industry. Competition for qualified personnel can be intense, particularly in the oil and natural gas industry, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to attract and retain these personnel. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our business is highly competitive.

The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

Our oil and natural gas activities are subject to various risks which are beyond our control.

Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

- human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;
- blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;
- unavailability of materials and equipment;
- engineering and construction delays;
- unanticipated transportation costs and delays;
- unfavorable weather conditions;
- hazards resulting from unusual or unexpected geological or environmental conditions;
- environmental regulations and requirements;
- accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;
- hazards resulting from the presence of hydrogen sulfide (H_2S) in gas we produce;

- changes in laws and regulations, including laws and regulations applicable to oil and natural gas activities or markets for the oil and natural gas produced;
- fluctuations in supply and demand for oil and natural gas causing variations of the prices we receive for our oil and natural gas production; and
- the availability of alternative fuels and the price at which they become available.

As a result of these risks, expenditures, quantities and rates of production, revenues and operating costs may be materially adversely affected and may differ materially from those anticipated by us.

Governmental and environmental regulations could adversely affect our business.

Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

- from a well or drilling equipment at a drill site;
- from gathering systems, pipelines, transportation facilities and storage tanks;
- damage to oil and natural gas wells resulting from accidents during normal operations; and
- blowouts, hurricanes, cratering and explosions.

Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses that may be sustained in connection with all oil and natural gas activities.

We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

- personal injury;
- bodily injury;
- third party property damage;
- medical expenses;
- legal defense costs;
- pollution in some cases;
- well blowouts in some cases; and
- workers compensation.

As is common in the oil and natural gas industry, we will not insure fully against all risks associated with our business either because such insurance is not available or because we believe the premium costs are prohibitive. A loss not fully covered by insurance could have a materially adverse effect on our financial position and results of operations. There can be no assurance that the insurance coverage that we maintain will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operations to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

Title to the properties in which we have an interest may be impaired by title defects.

We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or title failure. Additionally, undeveloped acreage has greater risk of title defects than developed acreage. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

Assets we acquire may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due significantly to acquisitions of exploration and production companies, producing properties and undeveloped and unevaluated leaseholds. We expect acquisitions may also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, operating and capital costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an "as is" basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and natural gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Our exploration and development drilling efforts and the operation of our wells may not be profitable or achieve our targeted returns.

We require significant amounts of undeveloped leasehold acreage in order to further our development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We invest in property, including undeveloped leasehold acreage, which we believe will result in projects that will add value over time. However, we cannot guarantee that all of our prospects will result in viable projects or that we will not abandon our initial investments. Additionally, we cannot guarantee that the leasehold acreage we acquire will be profitably developed, that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are dependent upon the current and future market prices for oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. We rely to a significant extent on 3-D seismic data and other advanced technologies in identifying leasehold acreage prospects and in conducting our exploration activities. The 3-D seismic data and other technologies we use do not allow us to know conclusively prior to our acquisition of leasehold acreage or drilling a well whether oil or natural gas is present or may be produced economically. The use of 3-D seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies.

In addition, we may not be successful in controlling and reducing our drilling and production costs in order to improve our overall return. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. We cannot predict the cost of drilling, and we may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:

- unexpected drilling conditions;
- pressure or irregularities in formations;
- equipment failures or accidents and shortages or delays in the availability of drilling rigs and the delivery of equipment;
- adverse weather conditions, including hurricanes; and
- compliance with governmental requirements.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. Increasing levels of exploration and production in response to strong prices of oil and natural gas, may increase the demand for oilfield services, and the costs of these services may increase, while the quality of these services may suffer. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in Texas, Oklahoma, Arkansas and Louisiana, we could be materially and adversely affected because our operations and properties are concentrated in those areas. In order to secure drilling rigs in these areas, we have entered into certain contracts with drilling companies that extend over several years. If demand for drilling rigs subsides during the period covered by these contracts, the price we are required to pay may be significantly more than the market rate for similar services.

We depend on the skill, ability and decisions of third party operators to a significant extent.

The success of the drilling, development and production of the oil and natural gas properties in which we have or expect to have a non-operating working interest is substantially dependent upon the decisions of such third-party operators and their diligence to comply with various laws, rules and regulations affecting such properties. The failure of any third-party operator to make decisions, perform their services, discharge their obligations, deal with regulatory agencies, and comply with laws, rules and regulations, including environmental laws and regulations in a proper manner with respect to properties in which we have an interest could result in material adverse consequences to our interest in such properties, including substantial penalties and compliance costs. Such adverse consequences could result in substantial liabilities to us or reduce the value of our properties, which could negatively affect our results of operations.

Our results of operations could be adversely affected as a result of non-cash goodwill impairments.

In conjunction with the recording of the purchase price allocation for several of our acquisitions including KCS Energy, Inc., we recorded goodwill which represents the excess of the purchase price paid by us for those companies plus liabilities assumed, including deferred taxes recorded in connection with the respective acquisitions, over the estimated fair market value of the tangible net assets acquired.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed in an acquisition. SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) requires that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment or more frequently if an event occurs or circumstances change that could potentially result in impairment. We completed our annual goodwill impairment test during the third quarters of 2008, 2007 and 2006 and no goodwill impairments were deemed necessary.

The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. If the fair value of the reporting unit is less than the book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of the writedown is charged against earnings. The assumptions we used in calculating our reporting unit fair value at the time of the test include our market capitalization and discounted future cash flows based on estimated reserves and production, future costs and future oil and natural gas prices.

At December 31, 2008, we recorded a full cost ceiling impairment of approximately $1.0 billion. The full cost ceiling calculation dictates that prices and costs in effect as of the last day of the quarter are held constant. As a result of the full cost ceiling impairment, we reviewed our goodwill for impairment as of December 31, 2008. Based on that review, no goodwill impairment was deemed necessary. Future adverse changes to any of these factors could lead to an impairment of all or a portion of our goodwill in future periods which could significantly reduce earnings during the period in which the impairment occurs, and would result in a corresponding reduction to goodwill and stockholders' equity.

Hedging transactions may limit our potential gains and increase our potential losses.

In order to manage our exposure to price risks in the marketing of our oil and natural gas production, we have entered into oil and natural gas price hedging arrangements with respect to a portion of our anticipated production and we may enter into additional hedging transactions in the future. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

- our production is less than expected;
- there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or
- the counterparties to our hedging agreements fail to perform under the contracts.

The current economic crisis may have a negative impact on the liquidity of the counterparties to our hedging arrangements, which increases the risk of those counterparties failing to perform under those agreements. If those parties do fail to perform, we will be exposed to the price risks we had sought to mitigate and our operating results, financial position and cash flows may be materially and adversely affected.

We may be required to take non-cash asset writedowns if oil and natural gas prices decline.

We may be required under full cost accounting rules to writedown the carrying value of oil and natural gas properties if oil and natural gas prices decline or if there are substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. We utilize the full cost method of accounting for oil and natural gas exploration and development activities. Under full cost accounting, we are required by SEC regulations to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of oil and natural gas properties that is equal to the expected after tax present value (discounted at 10%) of the future net cash flows from proved reserves, including the effect of cash flow hedges when hedge accounting is applied, calculated using prevailing oil and natural gas prices on the last day of the period or a subsequent higher price under certain limited circumstances. If the net book value of oil and natural gas properties (reduced by any related net deferred income tax liability and asset retirement obligation) exceeds the ceiling limitation, SEC regulations require us to impair or "writedown" the book value of our oil and natural gas properties.

Costs associated with unevaluated properties, which were $2.3 billion at December 31, 2008, are not initially subject to the ceiling test limitation. Rather, we assess all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value based upon our intentions with respect to drilling on such properties, the remaining lease term, geological and geophysical evaluations, drilling results, the assignment of proved reserves, and the economic viability of development if proved reserves are assigned. These factors are significantly influenced by our expectations regarding future commodity prices, development costs, and access to capital at acceptable cost. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization and the ceiling test limitation. Accordingly, a significant change in these factors, many of which are beyond our control, may shift a significant amount of cost from unevaluated properties into the full cost pool that is subject to amortization and the ceiling test limitation.

As of December 31, 2008, using the West Texas Intermediate posted price of $41.00 per Bbl for oil and the Henry Hub spot market price of $5.71 per MMbtu for natural gas, we recorded a pre-tax non-cash impairment charge of $1.0 billion as a result of full cost ceiling limitations. As ceiling test computations depend upon the prevailing oil and natural gas prices, as of a fixed date, it is impossible to predict the likelihood, timing and magnitude of any future impairments. Depending on the magnitude, a ceiling test writedown could negatively affect our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

A description of our properties is included in Item 1. *Business* and is incorporated herein by reference.

We believe that we have satisfactory title to the properties owned and used in our business, subject to liens for taxes not yet payable, liens incident to minor encumbrances, liens for credit arrangements and easements and restrictions that do not materially detract from the value of these properties, our interests in these properties, or the use of these properties in our business. We believe that our properties are adequate and suitable for us to conduct business in the future.

ITEM 3. LEGAL PROCEEDINGS

A description of our legal proceedings is included in Item 8. *Consolidated Financial Statements and Supplementary Data*–Note *6, "Commitments and Contingencies,"* and is incorporated herein by reference.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our stockholders during the fourth quarter of the fiscal year ended December 31, 2008.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol HK. The following table sets forth the quarterly high and low sales prices per share of our common stock as reported on the Nasdaq Stock Market through March 11, 2007 and on the New York Stock Exchange from March 12, 2007 through December 31, 2008.

	High	Low
2008		
First Quarter	$20.49	$14.00
Second Quarter	48.82	19.55
Third Quarter	54.49	17.55
Fourth Quarter	21.66	8.49
2007		
First Quarter	$13.46	$10.23
Second Quarter	17.50	12.87
Third Quarter	17.07	13.64
Fourth Quarter	19.11	15.55

We have never paid cash dividends on our common stock. We intend to retain earnings for use in the operation and expansion of our business and therefore do not anticipate declaring cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on common stock will be at the discretion of the board of directors and will be dependent upon then existing conditions, including our prospects, and such other factors, as the board of directors deems relevant. We are also restricted from paying cash dividends on common stock under our Senior Credit Agreement and our other long-term debt.

Approximately 533 stockholders of record as of December 31, 2008 held our common stock. In many instances, a registered stockholder is a broker or other entity holding shares in street name for one or more customers who beneficially own the shares.

Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

The following table sets forth certain information with respect to the surrender of our common stock by employees in exchange for the payment of certain tax withholding obligations during the three months ended December 31, 2008.

	Total Number of Shares Purchased [(1)]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
October 2008	4,444	$14.32	—	—
November 2008	1,058	16.90	—	—
December 2008	—	—	—	—

(1) *All of the shares were surrendered by employees in exchange for the payment of tax withholding upon the vesting of restricted stock awards. The acquisition of the surrendered shares was not part of a publicly announced program to repurchase shares of our common stock, nor were they considered as or accounted for as treasury shares.*

Five-Year Stock Performance Graph

The following common stock performance graph shows the performance of Petrohawk common stock up to December 31, 2008. As required by applicable rules of the SEC, the performance graph shown below was prepared based on the following assumptions:

- A $100 investment was made in Petrohawk common stock and each index on December 31, 2003.
- All quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter.

The indices in the performance graph compare the annual cumulative total stockholder return on Petrohawk common stock with the cumulative total return of the Standard and Poor's 500 Index (S&P 500) and a peer group index comprised of 15 U.S. companies engaged in crude oil and natural gas operations whose stocks were traded on NASDAQ or the NYSE during the period from December 31, 2003 through December 31, 2008. The companies that comprise the peer group are Atlas America Inc. (ATLS), Berry Petroleum Corp. (BRY), Cabot Oil & Gas, Corp. (COG), Carrizo Oil & Gas Inc. (CRZO), Cimarex Energy Co. (XEC), Comstock Resources Inc. (CRK), Denbury Resources Inc. (DNR), EXCO Resources Inc. (XCO), Forest Oil Corp. (FST), Mariner Energy, Inc. (ME), Plains Exploration & Production Company (PXP), St. Mary Land & Exploration Co. (SM), Stone Energy Corp. (SGY), Swift Energy Co. (SFY) and Whiting Petroleum Corp. (WLL) collectively referred to as ("Peer Group Index").


$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
Petrohawk
Peer Group Index
S&P 500

	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Petrohawk	$100.00	$217.26	$335.53	$291.88	$439.34	$396.70
Peer Group Index	$100.00	$145.41	$209.31	$226.30	$305.06	$144.52
S&P 500	$100.00	$108.99	$112.26	$127.55	$132.06	$ 81.23

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected historical financial data derived from our consolidated financial statements. The following data is only a summary and should be read with our historical consolidated financial statements and related notes contained in this document. Our acquisition of KCS Energy, Inc. in 2006 and Mission Resources Corporation in 2005, affects the comparability between the consolidated financial data for the periods presented.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share data)				
Income Statement Data:					
Total operating revenues	$1,095,210	$ 883,405	$ 587,762	$ 258,039	$ 33,577
(Loss) income from operations [1]	(538,050)	250,649	154,540	103,890	4,699
Net (loss) income	(388,052)	52,897	116,563	(16,634)	8,117
Net (loss) income available to common stockholders	(388,052)	52,897	116,346	(17,074)	7,672
Net (loss) income per share of common stock: [2][3]					
Basic	$ (1.77)	$ 0.31	$ 0.95	$ (0.31)	$ 0.71
Diluted	$ (1.77)	$ 0.31	$ 0.92	$ (0.31)	$ 0.36

	As of December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Balance sheet data:					
Working (deficit) capital	$ (77,880)	$ (171,304)	$ (85,307)	$ (37,905)	$ 8,856
Total assets	6,907,329	4,672,439	4,279,656	1,410,174	534,199
Total long-term debt [4]	2,283,874	1,595,127	1,326,239	495,801	239,500
Stockholders' equity	3,404,910	2,008,897	1,928,344	526,458	247,091

(1) *2008 includes an approximate $1.0 billion full cost ceiling impairment charge recorded by the Company.*

(2) *Common stock share amounts have been restated to reflect a one-for-two stock split effective May 26, 2004.*

(3) *No cash dividends were paid for any periods presented.*

(4) *Amount excludes deferred premiums on derivatives which have been classified as current for all periods presented.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding our results of operations and our current financial condition. Our consolidated financial statements and the accompanying notes included elsewhere in this Form 10-K contain additional information that should be referred to when reviewing this material.

Statements in this discussion may be forward-looking. These forward-looking statements involve risks and uncertainties, including those discussed below, which could cause actual results to differ from those expressed.

Overview

We are an independent oil and natural gas company engaged in the exploration, development and production of predominately natural gas properties located onshore in the United States. Our properties are primarily located in Louisiana, Texas, Arkansas and Oklahoma. We organize our operations into two principal regions: the Mid-Continent, which includes our Louisiana and Arkansas properties; and the Western, which includes our Texas and Oklahoma properties.

Historically, we have grown through acquisitions, with a focus on properties within our core operating areas which we believe have significant development and exploration opportunities and where we can apply our technical experience and economies of scale to increase production and proved reserves while lowering lease operating costs. In late 2007 and throughout 2008, we sought to aggressively expand our leasehold position in resource-style natural gas plays within our core operating areas, particularly in the Haynesville Shale play in northern Louisiana and East Texas. We currently own leasehold interests in approximately 300,000 net acres in the Haynesville Shale play. We also own leasehold interests covering approximately 157,000 net acres in the Fayetteville Shale in Arkansas, and, during 2008, we announced our discovery of the Eagle Ford Shale play in South Texas, where we currently own leasehold interests in approximately 156,000 net acres. The vast majority of our acreage in these plays is currently undeveloped. Typically, the leases we own require that production in paying quantities be established on units under the lease within the lease term (generally three to five years) or the lease will expire, although a significant percentage of the leases in the Haynesville Shale play are currently held by production from other producing zones. Lease expirations will be an important factor determining our capital expenditures focus over the next several years.

At December 31, 2008, our estimated total proved oil and natural gas reserves, as prepared by our independent reserve engineering firm, Netherland, Sewell, were approximately 1,418 Bcfe, consisting of 14 MMBbls of oil, and 1,335 Bcf of natural gas and natural gas liquids. Approximately 56% of our proved reserves were classified as proved developed. We maintain operational control of approximately 83% of our proved reserves. Production for the fourth quarter averaged 361 Mmcfe/d and we exited the quarter producing 400 Mmcfe/d. Full year 2008 production was 305 Mmcfe/d. We drilled 739 gross wells (267.4 net wells) in 2008, 727 gross (265.4 net) of which were successful resulting in a success rate of 98%. We had total operating revenues of $1.1 billion compared to $883 million in 2007, an increase of almost 25%.

Our financial results depend upon many factors, but are largely driven by the volume of our oil and natural gas production and the price that we receive for that production. Our production volumes will decline as reserves are depleted unless we expend capital in successful development and exploration activities or acquire properties with existing production. The amount we realize for our production depends predominantly upon commodity prices, which are affected by changes in market demand and supply, as impacted by overall economic activity, weather, pipeline capacity constraints, inventory storage levels, basis differentials and other factors, and secondarily upon our commodity price hedging activities. Accordingly, finding and developing oil and natural gas reserves at economical costs is critical to our long-term success.

During the second half 2008, oil and natural gas prices declined significantly in response to the credit crisis, the turmoil in the global financial system and the economic recession in the United States and in other developed and developing countries. In response to declining oil and natural gas prices during the last quarter of 2008, we reduced and refocused our 2009 capital budget on the development of non-proved locations in our Haynesville, Fayetteville and Eagle Ford Shale plays. We believe these projects offer the potential for the highest internal rates of return and reserve growth. Currently we plan to spend approximately $1 billion on drilling, completions, seismic and facilities during 2009, of which $690 million has been allocated to our Haynesville Shale properties, $100 million to our Fayetteville Shale properties and $50 million to our Eagle Ford Shale properties. Our future drilling plans are subject to change based upon various factors, some of which are beyond our control, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints and regulatory approvals. To the extent these factors lead to reductions in our drilling plans and associated capital budgets in future periods, our financial position, cash flows and operating results could be adversely impacted.

Another consequence we face as a result of declining oil and natural gas prices is the possibility that we may be required to recognize a non-cash impairment expense under the full cost method of accounting, which we use to account for our oil and natural gas exploration and development activities. We recorded a full cost ceiling impairment of approximately $1.0 billion at December 31, 2008, at which time the West Texas Intermediate posted price was $41.00 per barrel for oil and the Henry Hub spot market price was $5.71 per MMbtu for natural gas. At times, oil and natural gas prices subsequent to year-end have been lower than they were at December 31, 2008. If oil and natural gas prices do not recover, we may be required to take additional impairment charges in the future.

Capital Resources and Liquidity

Our primary sources of capital resources and liquidity are internally generated cash flows from operations, availability under our Senior Credit Agreement, and access to capital markets, to the extent available. The capital markets, as they relate to us, have been adversely impacted by the current financial crisis, concerns about overall deflation and its effect on commodity prices, the possibility of a deepening world recession that may extend for a long period into the future, a lack of liquidity in the banking system and the unavailability and cost of credit. Continued volatility in the capital markets could adversely impact our ability to access the capital markets, which could reduce our ability to execute our development and acquisition plans, our ability to replace our reserves, and eventually, our production levels. During the first quarter of 2009, we initiated a borrowing base redetermination of our Senior Credit Agreement. Our borrowing base of $950 million, along with our existing terms and pricing, were reaffirmed. We will continue to monitor our liquidity and the capital markets.

Our future capital resources and liquidity may depend, in part, on our success in developing the leasehold interests that we acquired. Cash is required to fund capital expenditures necessary to offset inherent declines in production and proven reserves, which is typical in the capital-intensive oil and gas industry. Future success in growing reserves and production will be highly dependent on capital resources available and the success of finding and acquiring additional reserves. During 2008 and to date in 2009, we have raised $1.3 billion of debt (net of expenses) and $1.8 billion of equity capital (net of discounts and expenses). We expect to fund our future capital requirements through internally generated cash flows, borrowings under our Senior Credit Agreement which gives us $950 million of borrowing capacity as of today, and additional future capital market issuances if necessary. Long-term cash flows are subject to a number of variables including the level of production and prices as well as various economic conditions that have historically affected the oil and natural gas industry. Oil and natural gas prices have continued to fall after December 31, 2008. If these prices hold for a prolonged period of time or continue to fall, our ability to fund capital expenditures, reduce debt, meet financial obligations and become profitable may be materially impacted. We also strive to maintain financial flexibility and may access capital markets as necessary to maintain substantial borrowing capacity under our Senior Credit Agreement, facilitate drilling on our large undeveloped acreage position and permit us to selectively expand our acreage position and infrastructure projects.

Cash Flow

Our primary sources of cash in 2008, 2007 and 2006 were from operating and financing activities. Proceeds from the sale of common stock, the issuance of new senior debt and cash received from operations were offset by repayments of our Senior Credit Agreement and cash used in investing activities to fund our drilling program and acquisition activities, net of any divestiture activities. Operating cash flow fluctuations were substantially driven by changes in commodity prices and changes in our production volumes. Working capital was substantially influenced by these variables. Fluctuation in commodity prices and our overall cash flow may result in an increase or decrease in our future capital expenditures. Prices for oil and natural gas have historically been subject to seasonal influences characterized by peak demand and higher prices in the winter heating season; however, the impact of other risks and uncertainties have influenced prices throughout recent years. See "Results of Operations" below for a review of the impact of prices and volumes on sales.

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Cash flows provided by operating activities	$ 608,955	$ 605,045	$ 296,893
Cash flows used in investing activities	(3,030,450)	(876,696)	(972,566)
Cash flows provided by financing activities	2,426,566	267,870	668,355
Net increase (decrease) in cash	$ 5,071	$ (3,781)	$ (7,318)

Operating Activities. Net cash flows provided by operating activities were $609.0 million, $605.0 million and $296.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Key drivers of net operating cash flows are commodity prices, production volumes and operating costs.

Net cash provided by operating activities increased in 2008 primarily due to the 21% increase in our average realized natural gas equivalent price compared to the same period in the prior year, partially offset by a 4% decrease in production volumes due to the sale of our Gulf Coast properties during the fourth quarter of 2007. Production for the fourth quarter was 361 Mmcfe/d compared to 315 Mmcfe/d during the third quarter of 2008. We exited the quarter producing 400 Mmcfe/d. Full year 2008 production was 305 Mmcfe/d. We expect to continue to increase our production volumes in 2009 as a result of our capital program which is primarily focused on drilling opportunities in the Haynesville, Fayetteville and Eagle Ford Shales. However, we are unable to predict future production levels or future commodity prices, and, therefore, we cannot provide any assurance about future levels of net cash provided by operating activities.

Net cash flows provided by operating activities increased in 2007 primarily due to our 46% increase in production volumes primarily due to our merger with KCS in July 2006, as well as our 3% increase in our realized natural gas equivalent price.

As a result of significant declines in oil and natural gas prices, net cash flows provided by operating activities declined significantly in the fourth quarter 2008 compared to the third quarter despite significant increases in production.

Investing Activities. The primary driver of cash used in investing activities is capital spending, inclusive of acquisitions and net of divestitures. Cash used in investing activities was $3.0 billion, $876.7 million and $972.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In 2008, we spent $3.1 billion on acquisitions of oil and gas properties and capital expenditures. Our acquisitions were partially funded by the remaining restricted cash that we had deposited with a qualified intermediary to facilitate like-kind exchange transactions following the sale of our Gulf Coast properties. We participated in the drilling of 739 gross wells in 2008. We spent an additional $164.8 million on other property and equipment during 2008 as well, primarily to fund the development of gathering systems primarily in the

Fayetteville Shale in Arkansas and the beginning stages of the development of our gathering systems in the Haynesville Shale in Louisiana.

In 2008, we used a portion of the funds from our debt and equity offerings discussed below to purchase a net $123.0 million of marketable securities. These marketable securities have been classified and accounted for as trading securities and will be used primarily to fund a portion of our 2009 capital program.

In 2007, we spent $1.3 billion on acquisitions of oil and gas properties and capital expenditures. We spent $764.3 million on capital expenditures in conjunction with our drilling program. We participated in the drilling of 420 gross wells in 2007, of which 15 were dry holes, for a success rate of 96%. In addition, we spent $488.9 million primarily to acquire additional interests in the Fayetteville Shale in Arkansas and in both the Elm Grove and Terryville fields in Louisiana. Our program to acquire additional interests and acreage in these fields is ongoing.

On November 30, 2007, we closed the sale of our Gulf Coast properties for $825 million, before customary closing adjustments, consisting of $700 million in cash and a $125 million note from the purchaser (the Note). The Note matured five years and ninety-one days from the closing date and bare interest at 12% per annum payable in kind at the purchaser's option. The economic effective date for the sale was July 1, 2007. Proceeds from the sale were recorded as a decrease to our full cost pool. In conjunction with the closing of this sale, we deposited $650 million with a qualified intermediary to facilitate potential like-kind exchange transactions. At December 31, 2007, we had $269.8 million remaining for use in future acquisitions, all of which was utilized for property acquisitions during the fourth quarter of 2007 and first quarter of 2008. On April 28, 2008, the purchaser redeemed the Note for $100 million.

During the third quarter of 2007, we closed our acquisition of One TEC, LLC, with properties primarily in Arkansas and Texas, for $39.9 million, net of $2.1 million cash acquired.

Cash used in investing activities in 2006 was $972.6 million. During the fourth quarter of 2006 we sold certain oil and natural gas assets in Michigan, Wyoming and California with total estimated reserves of approximately 49 Bcfe. The majority of these assets were acquired in our merger with KCS. Our proceeds from these three separate transactions totaled approximately $135 million, before customary closing adjustments. The proceeds received were used to pay down a portion of our Senior Credit Agreement.

On July 12, 2006, we merged with KCS Resources, Inc.. Total consideration for the shares of KCS common stock consisted of approximately $1.1 billion of our common stock, approximately $450 million in cash and the assumption of $275 million of KCS debt. In addition, all outstanding options to purchase KCS common stock and restricted shares of KCS common stock were converted into options to purchase our common stock or restricted shares of our common stock using an exchange ratio of 2.3706 shares of our common stock to one share of KCS common stock.

During the first quarter of 2006, we completed the acquisition of stock of Winwell Resources, Inc. for $208 million in cash after customary closing adjustments, and the acquisition of certain oil and natural gas properties for $86 million in cash after customary closing adjustments. In conjunction with these acquisitions, we deposited a total of $22.5 million in earnest money that was included in other non-current assets at December 31, 2005 and applied to the overall purchase price in January 2006.

We closed a $52.5 million divestment of substantially all of our properties in the Gulf of Mexico on March 21, 2006. The net proceeds received in this transaction were used to pay down a portion of our Senior Credit Agreement. We received an additional $12.6 million in proceeds from the sale of non-operated properties during the third quarter of 2006.

In 2006, we spent $483.4 million on acquisitions of oil and gas properties and capital expenditures. We spent $395.5 million on capital expenditures in conjunction with our drilling program. We participated in the drilling of 330 gross wells in 2006, of which 20 were dry holes, for a success rate of 94%.

We spent an additional $87.9 million primarily on the acquisition of oil and natural gas properties in North Louisiana as described above.

Financing Activities. The primary driver of cash provided by financing activities is proceeds from the issuance of common stock and long-term debt offset by repayments of long-term debt. Net cash flows provided by financing activities were $2.4 billion, $267.9 million and $668.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

On February 1, 2008, we sold an aggregate of 20.7 million shares of our common stock in an underwritten public offering. The net proceeds from the sale were approximately $297 million, after deducting underwriting discounts and commissions and estimated expenses.

On May 13, 2008, we sold 25.0 million shares of our common stock in an underwritten public offering. Pursuant to the underwriting agreement, we granted the underwriters a 30-day option to purchase up to an additional 3.75 million shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters exercised in full their option to purchase additional shares of common stock which closed on May 23, 2008. The net proceeds from these sales were approximately $727 million, after deducting underwriting discounts and commissions and estimated expenses.

On May 13, 2008, we issued $500 million aggregate principal amount of the 2015 Notes in a private placement under the Securities Act of 1933, as amended. The net proceeds from the sale of the 2015 Notes were approximately $490 million, after deducting the initial purchasers' discounts and estimated offering expenses and commissions.

On June 19, 2008, we issued an additional $300 million aggregate principal amount of 2015 Notes in a private placement under the Securities Act of 1933, as amended. The net proceeds from the sale of the 2015 Notes were approximately $294 million, after deducting the initial purchasers' discount and estimated offering expenses and commissions.

On August 15, 2008, we sold an aggregate of 28.8 million shares of our common stock in an underwritten public offering. The net proceeds from the sale were approximately $734 million, after deducting underwriting discounts and commissions and estimated expenses.

Capital financing and excess cash flow are used to repay debt to the extent available. In 2008, we had net borrowings of $677.7 million primarily due to the cash requirements of our drilling and acquisition activities in 2008 offset by sales of common stock and issuances of long term debt discussed above. On January 27, 2009, we completed a private placement offering to eligible purchasers of an aggregate principal amount of $600 million 10.5% senior notes due August 1, 2014. The notes were priced at 91.279% of the face value to yield 12.75% to maturity. As of December 31, 2008, the Senior Credit Agreement had a $1.1 billion borrowing base and we had $450 million outstanding, all of which was repaid in conjunction with the completion of the $600 million private placement on January 27, 2009. As a result of the offering, our borrowing base decreased from $1.1 billion to $950 million.

Cash flows provided by financing activities include net borrowings of $260.4 million and $569.5 million for the years ended December 31, 2007 and 2006, respectively, primarily due to our acquisitions activities discussed below as well as our ongoing drilling activities.

In connection with our merger with KCS, on July 12, 2006, we consummated a private placement of 9.125% senior notes. These notes were issued at 98.735% of the face amount of $650 million for gross proceeds of approximately $642.0 million, before estimated offering expenses and the initial purchasers' discount. We applied a portion of the net proceeds to fund the $450 million that was paid to KCS stockholders in connection with the merger. On July 27, 2006, we issued an additional $125 million of these notes at 101.125% of the face amount. We applied the net proceeds from the sale of the additional 2013 Notes to repay indebtedness outstanding under our senior revolving credit facility.

In connection with the North Louisiana Acquisitions, on February 1, 2006, we issued and sold 13.0 million shares of our common stock for $14.50 per share, for gross proceeds of $188.5 million. Contemporaneously with the offering, we repurchased 3.3 million shares of our common stock for $46.2 million from EnCap Investments, L.P. and certain of its affiliates. We incurred a total of $10.9 million of offering costs during 2006.

Financing activities included $14.6 million of cash paid on settled derivative contracts that were acquired in conjunction with our acquisition activities in 2006 and $3.6 million of cash received on settled derivative contracts in 2007.

In April 2006, we initiated a buyback of our 8% cumulative convertible preferred stock for $9.25 per share, resulting in a $5.3 million use of cash in financing activities.

Contractual Obligations

We believe we have a significant degree of flexibility to adjust the level of our future capital expenditures as circumstances warrant. Our level of capital expenditures will vary in future periods depending on the success we experience in our acquisition, developmental and exploration activities, oil and natural gas price conditions and other related economic factors. Currently no sources of liquidity or financing are provided by off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities. The following table summarizes our contractual obligations and commitments at December 31, 2008 by payment periods as of December 31, 2008.

	Payments Due by Period				
Contractual Obligations	**Total**	**2009**	**2010-2011**	**2012-2013**	**2014 and Beyond**
			(In thousands)		
Senior revolving credit facility	$ 450,000	$ —	$ —	$ 450,000	$ —
7⅞% $800 million senior notes	800,000	—	—	—	800,000
9⅛% $775 million senior notes [(1)]	768,725	—	—	768,725	—
7⅛% $275 million senior notes [(2)]	272,375	—	—	272,375	—
9⅞% senior notes	254	—	254	—	—
Interest expense on long-term debt [(3)]	848,802	166,543	333,068	259,941	89,250
Deferred premiums on derivatives [(4)]	15,193	9,426	5,767	—	—
Rig commitments	433,035	147,303	237,186	48,546	—
Other commitments [(5)]	507,795	89,033	78,134	77,587	263,041
Operating leases	28,668	5,125	9,081	8,642	5,820
Total contractual obligations	$4,124,847	$417,430	$663,490	$1,885,816	$1,158,111

(1) *Excludes $5.9 million of unamortized discount and $1.0 million of unamortized premium recorded in conjunction with the issuance of the notes. See "9.125% Senior Notes" below for more details.*

(2) *Excludes a net $8.3 million discount recorded in conjunction with our merger with KCS. See "7.125% Senior Notes" below for more details.*

(3) *Future interest expense was calculated based on interest rates and amounts outstanding at December 31, 2008 less required annual repayments.*

(4) *Approximately $9.4 million of this amount has been classified as current at December 31, 2008.*

(5) *Other commitments pertains to exploration, development and production activities including commitments for pipeline and well equipment, obtaining and processing seismic data and natural gas transportation space on various pipelines.*

The contractual obligations table does not include obligations to taxing authorities due to the uncertainty surrounding the ultimate settlement of amounts and timing of these obligations or the $600 million of 10.5% Senior Notes due 2014 that we issued during the first quarter of 2009. In addition, amounts related to our asset retirement obligations are not included in the table above given the uncertainty regarding the actual timing of such expenditures. The total amount of asset retirement obligations at December 31, 2008 is $28.6 million.

Senior Revolving Credit Facility

We entered into the Third Amended and Restated Senior Revolving Credit Agreement, dated as of September 10, 2008 (the Senior Credit Agreement), between us, each of the lenders from time to time party thereto (the Lenders), BNP Paribas, as administrative agent for the Lenders, Bank of America, N.A. and BMO Capital Markets Financing, Inc. as co-syndication agents for the Lenders, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Fortis Capital Corp. as co-documentation agents for the Lenders., which amends and restates our $1 billion senior revolving credit agreement dated July 12, 2006. The Senior Credit Agreement provides for a $1.5 billion facility with a current borrowing base of $950 million that will be redetermined on a semi-annual basis, with us and the Lenders each having the right to one annual interim unscheduled redetermination, and adjusted based on our oil and gas properties, reserves, other indebtedness and other relevant factors. Our borrowing base is subject to a reduction equal to the product of $0.25 multiplied by the stated principal amount (without regard to any initial issue discount) of any notes that the Company may issue. During the first quarter of 2009, we initiated a borrowing base redetermination of our Senior Credit Agreement. Our borrowing base of $950 million, along with our existing terms and pricing, were reaffirmed.

Amounts outstanding under the Senior Credit Agreement bear interest at specified margins over the London Interbank Offered Rate (LIBOR) of 1.25% to 2.00% for Eurodollar loans or at specified margins over the Alternate Base Rate (ABR) of 0.00% to 0.50% for ABR loans. Such margins will fluctuate based on the utilization of the facility. Borrowings under the Senior Credit Agreement are secured by first priority liens on substantially all of our assets, including pursuant to the terms of the Third Amended and Restated Guarantee and Collateral Agreement, all of the assets of, and equity interests in, our subsidiaries. Amounts drawn down on the facility will mature on July 1, 2013.

The Senior Credit Agreement contains customary financial and other covenants, including minimum working capital levels (the ratio of current assets plus the unused commitment under the Senior Credit Agreement to current liabilities) of not less than 1.0 to 1.0 and minimum coverage of interest expenses of not less than 2.5 to 1.0. In addition, we are subject to covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. At December 31, 2008, we were in compliance with all of our debt covenants under the Senior Credit Agreement.

10.5% Senior Notes

On January 27, 2009, we issued $600 million principal amount of our 10.5% senior notes due 2014 (the 2014 Notes). The 2014 Notes were issued under and are governed by an indenture dated January 27, 2009, between us, U.S. Bank National Association, as trustee, and our subsidiaries named therein as guarantors. The 2014 Notes bear interest at 10.5% per annum, payable semi-annually on February 1 and August 1 of each year, commencing on August 1, 2009. The 2014 Notes will mature on August 1, 2014. The 2014 Notes were priced at 91.279% of the face value to yield 12.75% to maturity. The 2014 Notes are senior unsecured obligations and rank equally with all of our current and future senior indebtedness.

7.875% Senior Notes

On May 13, 2008 and June 19, 2008, we issued $500 million principal amount and $300 million principal amount, respectively, of our 7.875% senior notes due 2015 (the 2015 Notes). The 2015 Notes were issued under and are governed by an indenture dated May 13, 2008, between us, U.S. Bank Trust National Association, as trustee, and our subsidiaries named therein as guarantors. The 2015 Notes bear interest at a rate of 7.875% per annum, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2008. The 2015 notes will mature on June 1, 2015. The 2015 Notes are senior unsecured obligations and rank equally with all of our current and future senior indebtedness. At December 31, 2008, we were in compliance with all of our debt covenants relating to the 2015 Notes. The 2015 Notes were issued at par value, with no discount or premium recorded.

9.125% Senior Notes

On July 12, 2006, we consummated a private placement of 9.125% senior notes, also referred to as the 2013 Notes, pursuant to an Indenture dated as of July 12, 2006 (2013 Indenture) and the First Supplemental Indenture to the 2013 Notes (the 2013 First Supplemental Indenture), among us, our subsidiaries named therein as guarantors, and U.S. Bank National Association, as trustee. The 2013 Notes were issued at 98.735% of the face amount for gross proceeds of approximately $642.0 million, before estimated offering expenses and the initial purchasers' discount. We applied a portion of the net proceeds from the sale of the 2013 Notes to fund the cash paid by us to the KCS stockholders in connection with our merger with KCS and our repurchase of the 9.875% notes due 2011 (2011 Notes) pursuant to a tender offer we concluded in July 2006. At December 31, 2008 we were in compliance with all of our covenants relating to the 2013 Notes.

In conjunction with the issuance of the $650 million 2013 Notes, we recorded a discount of $8.2 million to be amortized over the remaining life of the notes utilizing the effective interest rate method. The remaining unamortized discount was $5.9 million at December 31, 2008. In conjunction with the issuance of the additional $125 million 2013 Notes, we recorded a premium of $1.4 million to be amortized over the remaining life of the notes utilizing the effective interest rate method. The remaining unamortized premium was $1.0 million at December 31, 2008.

7.125% Senior Notes

In our merger with KCS, we assumed (pursuant to the Second Supplemental Indenture relating to the 7.125% Senior Notes, also referred to as the 2012 Notes), all the obligations (approximately $275 million) of KCS under the 2012 Notes and the Indenture dated April 1, 2004 (the 2012 Indenture) among KCS, U.S. Bank National Association, as trustee, and the subsidiary guarantors named therein, which governs the terms of the 7.125% senior notes due 2012. The 2012 Notes are guaranteed on an unsubordinated, unsecured basis by all of our current subsidiaries. Interest on the 2012 Notes is payable semi-annually, on each April 1 and October 1. At December 31, 2008, we were in compliance with all of the debt covenants under the 7.125% Senior Notes.

In conjunction with the assumption of the 7.125% Notes from KCS, we recorded a discount of $13.6 million to be amortized over the remaining life of the notes utilizing the effective interest rate method. The remaining unamortized discount was $8.3 million at December 31, 2008.

9.875% Senior Notes

On April 8, 2004, Mission Resources Corporation issued $130.0 million of its 9.875% senior notes due 2011 (the 2011 Notes). We assumed these notes upon the closing of our merger with Mission. In conjunction with our merger with KCS, we extinguished substantially all of the 2011 Notes for a premium of $14.9 million plus accrued interest of $3.5 million.

Off-Balance Sheet Arrangements

At December 31, 2008, we did not have any off-balance sheet arrangements.

Plan of Operation for 2009

Our 2009 capital budget is $1.0 billion. On January 27, 2009, we completed a private placement offering to eligible purchasers of an aggregate principal amount of $600 million 10.5% senior notes due August 1, 2014. We used proceeds from the offering to repay all outstanding borrowings under our Senior Credit Agreement. We believe that cash, marketable securities on hand at December 31, 2008 and additional borrowings under our Senior Credit Agreement will allow us to fund our 2009 capital budget. We also strive to maintain financial flexibility and may access capital markets as necessary to maintain substantial borrowing capacity under our Senior Credit Agreement, facilitate drilling on our large undeveloped acreage position and permit us to selectively expand our acreage position and infrastructure projects.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets, liabilities and proved oil and natural gas reserves. Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from the estimates and assumptions used in the preparation of our consolidated financial statements. Described below are the most significant policies we apply in preparing our consolidated financial statements, some of which are subject to alternative treatments under accounting principles generally accepted in the United States. We also describe the most significant estimates and assumptions we make in applying these policies. We discussed the development, selection and disclosure of each of these with our audit committee. See Results of Operations above and Item 8. *Consolidated Financial Statements and Supplementary Data*–Note 1, *"Summary of Significant Events and Accounting Policies,"* for a discussion of additional accounting policies and estimates made by management.

Oil and Natural Gas Activities

Accounting for oil and natural gas activities is subject to unique rules. Two generally accepted methods of accounting for oil and natural gas activities are available - successful efforts and full cost. The most significant differences between these two methods are the treatment of unsuccessful exploration costs and the manner in which the carrying value of oil and natural gas properties are amortized and evaluated for impairment. The successful efforts method requires unsuccessful exploration costs to be expensed as they are incurred upon a determination that the well is uneconomical while the full cost method provides for the capitalization of these costs. Both methods generally provide for the periodic amortization of capitalized costs based on proved reserve quantities. Impairment of oil and natural gas properties under the successful efforts method is based on an evaluation of the carrying value of individual oil and natural gas properties against their estimated fair value, while impairment under the full cost method requires an evaluation of the carrying value of oil and natural gas properties included in a cost center against the net present value of future cash flows from the related proved reserves, using period-end prices and costs and a 10% discount rate.

Full Cost Method

We use the full cost method of accounting for our oil and natural gas activities. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized into a cost center (the amortization base). Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs and delay rentals. All general and administrative costs unrelated to drilling activities are expensed as incurred. The capitalized costs of our oil and natural gas properties, plus an estimate of our future development and abandonment costs, are amortized on a unit-of-production method based on our estimate of total proved reserves. Our financial position and results of operations could have been significantly different had we used the successful efforts method of accounting for our oil and natural gas activities.

Proved Oil and Natural Gas Reserves

Estimates of our proved reserves included in this report are prepared in accordance with accounting principles generally accepted in the United States and SEC guidelines. Our engineering estimates of proved oil and natural gas reserves directly impact financial accounting estimates, including depreciation, depletion and amortization expense and the full cost ceiling limitation. Proved oil and natural gas reserves are the estimated quantities of oil and natural gas reserves that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under period-end economic and operating conditions. The process of estimating quantities of proved reserves is very complex, requiring significant subjective decisions in the evaluation of all geological, engineering and economic data for each reservoir. The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions and (iv) the judgment of the persons preparing the estimate. The data for a given reservoir may change substantially over time as a result of numerous factors, including additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. Changes in oil and natural gas prices, operating costs and expected performance from a given reservoir also will result in revisions to the amount of our estimated proved reserves.

Our estimated proved reserves for the years ended December 31, 2008, 2007 and 2006 were prepared by Netherland, Sewell, an independent oil and natural gas reservoir engineering consulting firm. For more information regarding reserve estimation, including historical reserve revisions, refer to Item 8. *Consolidated Financial Statements and Supplementary Data—"Supplemental Oil and Gas Information (Unaudited)."*

Depreciation, Depletion and Amortization

Our rate of recording depreciation, depletion and amortization expense (DD&A) is primarily dependent upon our estimate of proved reserves, which is utilized in our unit-of-production method calculation. If the estimates of proved reserves were to be reduced, the rate at which we record DD&A expense would increase, reducing net income. Such a reduction in reserves may result from lower market prices, which may make it non-economic to drill for and produce higher cost reserves. A five percent positive or negative revision to proved reserves would decrease or increase the DD&A rate by approximately $0.18 and $0.19 per Mcfe, respectively.

Full Cost Ceiling Limitation

Under the full cost method, we are subject to quarterly calculations of a ceiling or limitation on the amount of our oil and natural gas properties that can be capitalized on our balance sheet. If the net capitalized costs of our oil and natural gas properties exceed the cost center ceiling, we are subject to a ceiling test writedown to the extent of such excess. If required, it would reduce earnings and impact stockholders' equity in the period of occurrence and result in lower amortization expense in future periods. The discounted present value of our proved reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. However, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that prices and costs in effect as of the last day of the quarter are held constant. However, we may not be subject to a writedown if prices increase subsequent to the end of a quarter in which a writedown might otherwise be required. If oil and natural gas prices decline, even if for only a short period of time, or if we have downward revisions to our estimated proved reserves, it is possible that writedowns of our oil and natural gas properties could occur in the future.

Future Development and Abandonment Costs

Future development costs include costs incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production facilities, gathering systems and related structures and restoration costs. We develop estimates of these costs for each of our properties based upon their geographic location, type of production structure, well depth, currently available procedures and ongoing consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis. A five percent decrease or increase in future development and abandonment costs would decrease or increase the DD&A rate by approximately $0.06 per Mcfe.

Asset Retirement Obligations

We have significant obligations to remove tangible equipment and facilities associated with our oil and gas wells and our gathering systems, and to restore land at the end of oil and gas production operations. Our removal and restoration obligations are associated with plugging and abandoning wells and our gathering systems. Estimating the future restoration and removal costs is difficult and requires us to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Inherent in the present value calculations are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlements and changes in the legal, regulatory, environmental and political environments.

Allocation of Purchase Price in Business Combinations

As part of our business strategy, we periodically pursue the acquisition of oil and natural gas properties. The purchase price in an acquisition is allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, which may occur many months after the announcement date. Therefore, while the consideration to be paid may be fixed, the fair value of the assets acquired and liabilities assumed is subject to change during the period between the announcement date and the acquisition date. Our most significant estimates in our allocation typically relate to the value assigned to future recoverable oil and natural gas reserves and unproved properties. As the allocation of the purchase price is subject to significant estimates and subjective judgments, the accuracy of this assessment is inherently uncertain.

Under Statement of Financial Accounting Standards (SFAS) SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not subject to amortization. Rather, goodwill of each reporting unit is tested for impairment on an annual basis, or more frequently if an event occurs or circumstances change that would reduce the fair value of the reporting unit below its carrying amount. The impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. If the fair value of the reporting unit is less than the book value (including goodwill) then goodwill is reduced to its implied fair value and the amount of the impairment is charged against earnings.

Accounting for Derivative Instruments and Hedging Activities

We utilize derivative contracts to hedge against the variability in cash flows associated with the forecasted sale of our anticipated future oil and natural gas production. We generally hedge a substantial, but varying, portion of our anticipated oil and natural gas production for the next 12-36 months. We do not use derivative instruments for trading purposes. We have elected not to apply hedge accounting to our derivative contracts, which would potentially allow us to not record the change in fair value of our derivative contracts in the statement of operations. We carry our derivatives at fair value on our consolidated balance sheets, with the changes in the fair value included in our statements of operations in the period in which the change occurs. Our results of operations would potentially have been significantly different had we elected and qualified for hedge accounting on our derivative contracts.

Comparison of Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

We reported a net loss of $388.1 million for the year ended December 31, 2008 compared to net income of $52.9 million for the comparable period in 2007. The decrease in our net income of $440.9 million from the year ended December 31, 2007 was primarily driven by our full cost ceiling impairment of $1.0 billion before taxes offset by an increase in our oil and gas revenues as well as an increase in our net gain on derivative contracts. The following table summarizes key items of comparison and their related change for the periods indicated.

In thousands (except per unit and per Mcfe amounts)	Years Ended December 31, 2008	2007	Change
Net (loss) income available to common stockholders	$ (388,052)	$ 52,897	$(440,949)
Operating revenues:			
Oil and gas	1,031,657	883,405	148,252
Marketing	63,553	—	63,553
Expenses:			
Marketing	58,581	—	58,581
Production:			
Lease operating	52,477	64,666	(12,189)
Workover and other	5,624	7,700	(2,076)
Taxes other than income	47,104	58,347	(11,243)
Gathering, transportation and other	47,309	33,015	14,294
General and administrative:			
General and administrative	62,500	58,327	4,173
Stock-based compensation	12,310	15,540	(3,230)
Depletion, depreciation and amortization			
Depletion—Full cost	391,042	390,180	862
Depreciation—Other	4,268	3,231	1,037
Accretion expense	1,246	1,750	(504)
Full cost ceiling impairment	950,799	—	950,799
Net gain (loss) on derivative contracts	156,870	(35,011)	191,881
Interest expense and other	(151,825)	(129,603)	(22,222)
Income tax benefit (provision)	144,953	(33,138)	178,091
Production:			
Natural Gas—Mmcf [1]	102,273	99,506	2,767
Crude Oil—MBbl	1,554	2,816	(1,262)
Natural Gas Equivalent—Mmcfe	111,597	116,402	(4,805)
Average Daily Production—Mmcfe	305	319	(14)
Average price per unit [2]:			
Natural gas price—Mcf [1]	$ 8.56	$ 6.92	$ 1.64
Crude oil price—Bbl	95.16	68.84	26.32
Equivalent—Mcfe	9.17	7.58	1.59
Average cost per Mcfe:			
Production:			
Lease operating	0.47	0.56	(0.09)
Workover and other	0.05	0.07	(0.02)
Taxes other than income	0.42	0.50	(0.08)
Gathering, transportation and other	0.42	0.28	0.14
General and administrative:			
General and administrative	0.56	0.50	0.06
Stock-based compensation	0.11	0.13	(0.02)
Depletion	3.50	3.35	0.15

(1) *Approximately 2% and 4% of natural gas production represents natural gas liquids (calculated with a 6:1 equivalent ratio) with an average price of $56.63 per Bbl and $43.70 per Bbl for the years ended December 31, 2008 and 2007, respectively.*

(2) *Amounts exclude the impact of cash paid/received on settled contracts as we did not elect to apply hedge accounting.*

For the year ended December 31, 2008, oil and natural gas revenues increased $148.3 million from the same period in 2007, to $1.0 billion, which was primarily due to an increase of $1.59 per Mcfe in our equivalent realized average price to $9.17 per Mcfe and resulted in an additional $177 million of revenues. The effect of the increase in price was partially offset by a decrease in production of 4,805 Mmcfe due to the sale of our Gulf Coast properties during the fourth quarter of 2007.

We had marketing revenues of $63.6 and marketing expenses of $58.6 million in 2008, resulting in a net margin of $5.0 million. During the fourth quarter of 2008, we began purchasing and selling third party natural gas produced from wells we operate. We report the revenues and expenses related to these marketing activities on a gross basis as part of our operating revenues and operating expenses. Marketing revenues are recorded at the time natural gas is physically delivered to third parties at a fixed or index price. Marketing expenses attributable to gas purchases are recorded as we take physical title to the natural gas and transport the purchased volumes to the point of sale.

Lease operating expenses decreased $12.2 million for the year ended December 31, 2008. On a per unit basis, lease operating expenses decreased from $0.56 per Mcfe in 2007 to $0.47 per Mcfe in 2008. This decrease on a per unit basis is primarily due to the sale of our higher lease operating cost Gulf Coast properties during the fourth quarter of 2007 and an increase in production from lower operating cost areas in Arkansas and Louisiana.

Workover expenses decreased $2.1 million for the year ended December 31, 2008 compared to the same period in 2007. The decrease was primarily due to the sale of our Gulf Coast properties during the fourth quarter of 2007 which historically had a higher amount of workover activity compared to our ongoing operations.

Taxes other than income decreased $11.2 million for the year ended December 31, 2008 as compared to the same period in 2007. The largest components of taxes other than income are production and severance taxes which are generally assessed as either a percentage of gross oil and natural gas sales or as a fixed rate based on production. As a percentage of oil and gas sales, taxes other than income decreased from 7% in 2007 to 5% in 2008. This decrease as a percentage of revenue is primarily attributable to the sale of our Gulf Coast properties and the increase in production associated with our Louisiana and Arkansas properties.

Gathering, transportation and other expense increased $14.3 million, or $0.14 per Mcfe, for the year ended December 31, 2008 as compared to the same period in 2007. This increase was primarily due to an increase in production in the Fayetteville Shale which has higher gathering, transportation and other costs.

General and administrative expense for the year ended December 31, 2008 increased $4.2 million as compared to the same period in 2007 to $62.5 million. This increase was primarily attributable to additional professional fees associated with the acquisition and development of our new resource-style plays in 2008. Also contributing to the increase in general and administrative expenses from the prior year was an increase in internal costs associated with our acquisition activities and related capital raises in 2008.

Depletion for oil and natural gas properties is calculated using the unit of production method, which depletes the capitalized costs associated with the evaluated properties plus future development costs based on the ratio of production volume for the current period to total estimated remaining reserve volume for the evaluated properties. Depletion expense increased $0.9 million for the year ended December 31, 2008 from the same period in 2007, to $391.0 million. Our 4% decrease in production attributable to the sale of our Gulf Coast properties during the fourth quarter of 2007 was more than offset by the increase on a per unit basis of $0.15 per Mcfe to $3.50 per Mcfe. This increase on a per unit basis is primarily attributable to the transfer of unevaluated costs to our full cost pool and an increase in our estimated future development costs.

We recorded a full cost ceiling impairment of approximately $1.0 billion for the year ended December 31, 2008. A variety of economic and other factors have recently caused significant declines in oil and natural gas prices. We utilize the full cost method of accounting to account for our oil and natural gas exploration and development activities. Under this method of accounting, we are required on a quarterly basis to determine whether the book value of our oil and natural gas properties (excluding unevaluated properties) is less than or equal to the "ceiling", based upon the expected after tax present value (discounted at 10%) of the future net cash flows from our proved reserves, calculated using prevailing oil and natural gas prices on the last day of the period, or a subsequent higher price under certain circumstances. Any excess of the net book value of our oil and natural gas properties over the ceiling must be recognized as a non-cash impairment expense. Our ceiling was calculated using prices of $41.00 per barrel of oil and $5.71 per MMbtu. Accordingly, at December 31, 2008, our costs exceeded our ceiling limitation by approximately $1.0 billion, resulting in an approximate $1.0 billion writedown of our oil and natural gas properties.

We enter into derivative commodity instruments to economically hedge our exposure to price fluctuations on our anticipated oil and natural gas production. Consistent with the prior year, we have elected not to designate any positions as cash flow hedges for accounting purposes, and accordingly, we recorded the net change in the mark-to-market value of these derivative contracts in the consolidated statement of operations. At December 31, 2008, we had a $224.5 million derivative asset, $201.1 million of which was classified as current. The Company recorded a net derivative gain of $156.9 million ($230.6 million net unrealized gain and $73.7 million net loss for cash paid on settled contracts) for the year ended December 31, 2008 compared to a net derivative loss of $35.0 million ($79.0 million unrealized loss net of a $44.0 million net gain for cash received on settled contracts) in the prior year. This increase in our net derivative gain is primarily attributable to the recent decrease in the forward strip pricing used to value our derivatives.

Interest expense and other was $151.8 million and $129.6 million for the years ended December 31, 2008 and 2007, respectively, increasing $22.2 million from the same period in 2007. Interest expense increased $37.5 million due to the issuance of $800 million of new long-term debt in 2008. In addition, we withdrew the proposed public offering of master limited partnership units during the second quarter of 2008 and expensed the related costs of $3.4 million which is included in "interest expense and other" on the consolidated statements of operations. These items were offset by a reduction in interest expense associated with the Senior Credit Agreement of $15.5 million from the prior year due to the decrease in our outstanding balance as well as interest income of $4.2 million primarily attributable to our investment of proceeds from the sale of our Gulf Coast properties as well as the proceeds we received from the issuance of common stock and long-term debt during 2008.

Income tax expense for the year ended December 31, 2008 decreased $178.1 million from the prior year resulting in a tax benefit of $145.0 million. The decrease in income tax expense from the prior year was primarily due to our pre-tax loss of $533.0 million for the year ended December 31, 2008 compared to our pre-tax income of $86.0 million in 2007. The effective tax rates for the years ended December 31, 2008 and 2007 were 27.2% (benefit) and 38.5%, respectively. The change in the effective tax rate from the prior year is primarily due to the benefit generated by the pre-tax loss reduced by an increase to the state effective rate due to increased operations in higher state tax jurisdictions.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

We had net income of $52.9 million for the year ended December 31, 2007 compared to net income of $116.6 million for 2006. The decrease in net income is primarily due to our pre-tax loss on derivative contracts of $35.0 million in 2007 compared to a pre-tax gain on derivative contracts of $124.4 million in 2006. The following table summarizes key items of comparison and their related change for the periods indicated.

In thousands (except per unit and per Mcfe amounts)	Years Ended December 31, 2007	2006	Change
Net income	$ 52,897	$116,563	$ (63,666)
Operating revenues:			
Oil and gas	883,405	587,762	295,643
Expenses:			
Production:			
Lease operating	64,666	58,029	6,637
Workover and other	7,700	8,118	(418)
Taxes other than income	58,347	45,547	12,800
Gathering, transportation and other	33,015	16,187	16,828
General and administrative:			
General and administrative	58,327	35,827	22,500
Stock-based compensation	15,540	8,242	7,298
Depletion, depreciation and amortization:			
Depletion—Full cost	390,180	257,593	132,587
Depreciation—Other	3,231	2,135	1,096
Accretion expense	1,750	1,544	206
Net (loss) gain on derivative contracts:	(35,011)	124,442	(159,453)
Interest expense and other	(129,603)	(89,884)	(39,719)
Income tax provision	(33,138)	(72,535)	39,397
Production:			
Natural Gas—Mmcf (1)	99,506	63,643	35,863
Crude Oil—MBbl	2,816	2,703	113
Natural Gas Equivalent—Mmcfe	116,402	79,863	36,539
Average Daily Production—Mmcfe	319	219	100
Average price per unit (2):			
Gas price per Mcf (1)	$ 6.92	$ 6.57	$ 0.35
Oil price per Bbl	68.84	62.27	6.57
Equivalent per Mcfe	7.58	7.34	0.24
Average cost per Mcfe:			
Production:			
Lease operating	0.56	0.73	(0.17)
Workover and other	0.07	0.10	(0.03)
Taxes other than income	0.50	0.57	(0.07)
Gathering, transportation and other	0.28	0.20	0.08
General and administrative:			
General and administrative	0.50	0.45	0.05
Stock-based compensation	0.13	0.10	0.03
Depletion expense	3.35	3.23	0.12

(1) *Approximately 4% and 5% of natural gas production represents natural gas liquids (calculated with a 6:1 equivalent ratio) with an average price of $43.70 per Bbl and $36.88 per Bbl for the years ended December 31, 2007 and 2006, respectively.*

(2) *Amounts exclude the impact of cash paid/received on settled contracts as we did not elect to apply hedge accounting.*

For the year ended December 31, 2007, oil and natural gas sales increased $295.6 million, from the same period in 2006, to $883.4 million. The increase for the year was primarily due to the increase in production of 36,539 Mmcfe which was largely due to including a full year of production from properties acquired in our merger with KCS in July 2006. This increase in production led to an approximate $268.2 million increase in revenues from the prior year. The remaining increase of $27.4 million is due to the increase in commodity prices as our realized average price per Mcfe increased $0.24 per Mcfe in 2007 to $7.58 per Mcfe from $7.34 per Mcfe in 2006.

Lease operating expense increased $6.6 million from the prior year. However, on a per unit basis, lease operating expense decreased 23% from $0.73 per Mcfe in 2006 to $0.56 per Mcfe in 2007. The decrease is primarily due to our continued cost control efforts to lower our lease operating expense. We continue to identify divestment prospects which tend to be outlying, higher operating cost properties. Also contributing to the decline on a per unit basis was our acquisition of lower cost properties in our merger with KCS and properties acquired in the North Louisiana Acquisitions.

Workover and other expense decreased $0.4 million for the year ended December 31, 2007 as compared to 2006. The decrease was primarily due to the decrease in major maintenance activities in 2007. On a per unit basis, workover and other expense decreased $0.03 per Mcfe to $0.07 per Mcfe in 2007 compared to $0.10 per Mcfe in 2006.

Taxes other than income increased $12.8 million for the year ended December 31, 2007 as compared to the same period in 2006. The largest components of taxes other than income are production and severance taxes which are generally assessed as a percentage of gross oil and natural gas sales. On a per unit basis, taxes other than income decreased $0.07 per Mcfe to $0.50 per Mcfe in 2007 as compared to $0.57 per Mcfe in 2006. As a percentage of oil and natural gas sales, taxes other than income decreased from 8% in 2006 to 7% in 2007 primarily due to the receipt of tax refunds.

Gathering, transportation and other expense increased $16.8 million for the year ended December 31, 2007 as compared to the same period in 2006. On a per unit basis, gathering transportation and other increased $0.08 per Mcfe from $0.20 per Mcfe in 2006 to $0.28 per Mcfe in 2007. The overall increase is due to the inclusion of a full year of activity in 2007 associated with our merger with KCS in July 2006 as well as higher costs in the Fayetteville Shale associated with our higher production.

General and administrative expense for the year ended December 31, 2007 increased $22.5 million to $58.3 million compared to $35.8 million for the same period in 2006. This increase was primarily due to the sale of our Gulf Coast properties on November 30, 2007. In connection with the sale of the our Gulf Coast properties, the employment of certain employees was terminated, giving rise to termination benefits resulting in additional general and administrative expenses of $9.5 million recorded on November 30, 2007. Salaries and employee benefits increased by approximately $9.9 million with the inclusion of a full year of KCS employees and annual salary increases for existing employees. Office expenses increased approximately $3.1 million with the full year effect of the merger with KCS as well as new corporate office space in Houston and Tulsa.

Stock-based compensation increased $7.3 million for the year ended December 31, 2007 as compared to the same period in the prior year. This increase was primarily due to the sale of our Gulf Coast properties on November 30, 2007, as outstanding stock appreciation rights, stock options and restricted share awards to employees whose employment was terminated in connection with the sale were modified to accelerate the vesting of these awards and to extend the exercise period from 90 days to November 30, 2008. As a result of these two modifications, we recognized an additional $2.4 million of stock-based compensation expense in November 2007. The remaining increase of approximately $4.9 million is primarily due to additional equity awards that were issued during 2006 and 2007.

Depletion expense increased $132.6 million as compared to the same period in 2006 to $390.2 million for the year ended December 31, 2007. Depletion for oil and natural gas properties is calculated using the unit of production method, which essentially depletes the capitalized costs associated with the evaluated properties plus future development costs based on the ratio of production volume for the current period to total remaining proved reserve volume for the evaluated properties. On a per unit basis, depletion expense increased $0.12 per Mcfe to $3.35 per Mcfe from $3.23 per Mcfe. This increase is primarily due to our merger with KCS in July 2006 and the North Louisiana Acquisitions in January 2006 which substantially increased our future development costs.

We enter into derivative commodity instruments to hedge our exposure to price fluctuations on our anticipated oil and natural gas production. Consistent with prior years, we have elected not to designate any positions as cash flow hedges for accounting purposes, and accordingly, we recorded the net change in the mark-to-market valuation of these derivative contracts in the consolidated statement of operations. At December 31, 2007, we had a $12.4 million derivative asset, all of which was classified as current, and a $35.1 million derivative liability, $28.2 million of which was classified as current. We recorded a net derivative loss of $35.0 million ($79.0 million unrealized loss and a $44.0 million net gain for cash received on settled contracts) for the year ended December 31, 2007 compared to a net derivative gain of $124.4 million ($134.4 million unrealized gain and $10.0 million cash paid on settled contracts) for the year ended December 31, 2006. This decrease is due to the increase in commodity prices, primarily crude oil as the weighted average of the forward strip used to value our crude oil derivatives increased from $65.40 per Bbl at December 31, 2006 to $91.77 per Bbl at December 31, 2007. Also contributing to this decrease was the increase in the weighted average forward strip used to value our natural gas derivatives which increased from $7.29 per MMbtu at December 31, 2006 to $7.92 per MMbtu at December 31, 2007.

Interest expense and other increased $39.7 million for the year ended December 31, 2007 compared to the same period in 2006. This increase was primarily due to additional debt we incurred in conjunction with our merger with KCS in July 2006 and the closing of the North Louisiana Acquisitions in January 2006. Also contributing to this increase was the increase in our senior revolving credit facility in 2007 which was used to partially fund our acquisition and drilling activities as well as other general corporate purposes.

Income tax expense for the year ended December 31, 2007 decreased $39.4 million from the prior year. The decrease in income tax expense from prior year is primarily due to our pre-tax income of $86.0 million in 2007 compared to pre-tax income of $189.1 million in 2006. The effective tax rates for the years ended December 31, 2007 and 2006 were 38.5% and 38.4%, respectively.

Related Party Transactions

A description of our related party transactions is included in Item 8. *Consolidated Financial Statements and Supplementary Data*–Note 10, *"Related Party Transactions,"* and is incorporated herein by reference.

Recently Issued Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Item 8. *Consolidated Financial Statements and Supplementary Data*–Note 1, "*Summary of Significant Events and Accounting Policies*."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Derivative Instruments and Hedging Activity

We are exposed to various risks including energy commodity price risk. When oil and natural gas prices decline significantly our ability to finance our capital budget and operations could be adversely impacted. We expect energy prices to remain volatile and unpredictable, therefore we have designed a risk management policy which provides for the use of derivative instruments to provide partial protection against declines in oil and natural gas prices by reducing the risk of price volatility and the affect it could have on our operations. The types of derivative instruments that we typically utilize include collars, swaps, basis swaps and puts. The total volumes which we hedge through the use of our derivative instruments varies from period to period, however, generally our objective is to hedge approximately 65% to 70% of our current and anticipated production. Our hedge policies and objectives may change significantly as commodities prices or price futures change.

We are exposed to market risk on our open hedged positions, to the extent our counterparties have liquidity issues and are unable to settle their obligations with us. The current economic crisis may have a negative impact on the liquidity of the counterparties to our hedging agreements, which increases the risk of those counterparties failing to perform under those agreements. If those parties default, we could be exposed to the price risks we had sought to mitigate and our financial condition and results of operations may be materially and adversely affected. Please refer to Item 8. *Consolidated Financial Statements and Supplementary Data*—Note 7, *"Derivative and Hedging Activities"* for additional information.

We have also been exposed to interest rate risk on our variable interest rate debt. If interest rates increase, our interest expense would increase and our available cash flow would decrease. As a result, we made the decision to implement a risk management policy to mitigate a portion of this risk as we expect interest rates to continue to be volatile and unpredictable. Our risk management policy provides for the use of interest rate swaps to reduce the exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. At December 31, 2008 we did not have any open interest rate swap positions. We continue to monitor our risk exposure as we incur future indebtedness at variable interest rates and will look to continue our risk management policy as situations present themselves.

The Company accounts for its derivative activities under the provisions of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This statement, as amended, establishes accounting and reporting that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. See Note 7, *"Derivative and Hedging Activities"* for more details.

Fair Market Value of Financial Instruments

The estimated fair values for financial instruments under Financial Accounting Standards Board Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of cash, cash equivalents, accounts receivable and accounts payable approximates their carrying value due to their short-term nature. Please refer to "Fair Value of Financial Instruments" in Item 8. *Consolidated Financial Statements and Supplementary Data*–Note 1, *"Summary of Significant Events and Accounting Policies"* for additional information.

Interest Sensitivity

We are also exposed to market risk related to adverse changes in interest rates. Our interest rate risk exposure results primarily from fluctuations in short-term rates, which are LIBOR and ABR based and may result in reductions of earnings or cash flows due to increases in the interest rates we pay on these obligations.

At December 31, 2008, total debt was $2.3 billion, of which approximately 80% bears interest at a weighted average fixed interest rate of 8.3% per year. The remaining 20% of our total debt balance at December 31, 2008 bears interest at floating or market interest rates that at our option are tied to prime rate or LIBOR. Fluctuations in market interest rates will cause our annual interest costs to fluctuate. At December 31, 2008, the interest rate on our variable rate debt was 2.7% per year. If the balance of our variable rate debt at December 31, 2008 were to remain constant, a 10% change in market interest rates would impact our cash flow by approximately $0.3 million per quarter.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Petrohawk Energy Corporation (the "Company"), including the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's Management and Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Petrohawk Energy Corporation's internal control over financial reporting was effective as of December 31, 2008.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness on our internal control over financial reporting as of December 31, 2008 which is included in Item 8. *Consolidated Financial Statements and Supplementary Data.*

/s/ FLOYD C. WILSON	/s/ MARK J. MIZE
Floyd C. Wilson **Chairman of the Board, President and Chief Executive Officer**	**Mark J. Mize** **Executive Vice President, Chief Financial Officer and Treasurer**

Houston, Texas
February 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Petrohawk Energy Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Petrohawk Energy Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petrohawk Energy Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ DELOITTE & TOUCHE LLP

Houston, Texas
February 24, 2009

PETROHAWK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
Operating revenues:			
Oil and gas	$1,031,657	$ 883,405	$587,762
Marketing	63,553	—	—
Total operating revenues	1,095,210	883,405	587,762
Operating expenses:			
Marketing	58,581	—	—
Production:			
Lease operating	52,477	64,666	58,029
Workover and other	5,624	7,700	8,118
Taxes other than income	47,104	58,347	45,547
Gathering, transportation and other	47,309	33,015	16,187
General and administrative	74,810	73,867	44,069
Depletion, depreciation and amortization	396,556	395,161	261,272
Full cost ceiling impairment	950,799	—	—
Total operating expenses	1,633,260	632,756	433,222
(Loss) income from operations	(538,050)	250,649	154,540
Other income (expenses):			
Net gain (loss) on derivative contracts	156,870	(35,011)	124,442
Interest expense and other	(151,825)	(129,603)	(89,884)
Total other income (expenses)	5,045	(164,614)	34,558
(Loss) income before income taxes	(533,005)	86,035	189,098
Income tax benefit (provision)	144,953	(33,138)	(72,535)
Net (loss) income	(388,052)	52,897	116,563
Preferred dividends	—	—	(217)
Net (loss) income available to common stockholders	$ (388,052)	$ 52,897	$116,346
Net (loss) income per share of common stock:			
Basic	$ (1.77)	$ 0.31	$ 0.95
Diluted	$ (1.77)	$ 0.31	$ 0.92
Weighted average shares outstanding:			
Basic	218,993	168,006	122,452
Diluted	218,993	171,248	126,135

The accompanying notes are an integral part of these consolidated financial statements.

PETROHAWK ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2008	December 31, 2007
Current assets:		
Cash	$ 6,883	$ 1,812
Marketable securities	123,009	—
Accounts receivable	277,349	148,138
Current portion of deferred income taxes	—	5,855
Receivables from derivative contracts	201,128	12,369
Prepaids and other	40,063	21,019
Total current assets	648,432	189,193
Oil and gas properties (full cost method):		
Evaluated	4,894,357	3,247,304
Unevaluated	2,287,968	677,565
Gross oil and gas properties	7,182,325	3,924,869
Less—accumulated depletion	(2,111,038)	(769,197)
Net oil and gas properties	5,071,287	3,155,672
Other operating property and equipment:		
Gas gathering systems and equipment	190,054	1,514
Other operating assets	20,271	17,426
Gross other operating property and equipment	210,325	18,940
Less—accumulated depreciation	(11,106)	(6,838)
Net other operating property and equipment	199,219	12,102
Other noncurrent assets:		
Goodwill	933,058	933,945
Debt issuance costs, net of amortization	30,477	12,052
Receivables from derivative contracts	23,399	—
Restricted cash (Note 2)	—	269,837
Note receivable (Note 2)	—	96,098
Other	1,457	3,540
Total assets	$ 6,907,329	$4,672,439
Current liabilities:		
Accounts payable and accrued liabilities	$ 639,432	$ 331,471
Current portion of deferred income taxes	77,454	—
Liabilities from derivative contracts	—	28,198
Current portion of long-term debt	9,426	828
Total current liabilities	726,312	360,497
Long-term debt	2,283,874	1,595,127
Liabilities from derivative contracts	—	6,915
Asset retirement obligations	28,644	23,800
Deferred income taxes	460,913	674,968
Other noncurrent liabilities	2,676	2,235
Commitments and contingencies (Note 6)		
Stockholders' equity:		
Common stock: 300,000,000 shares of $.001 par value authorized; 252,364,143 and 171,220,817 shares issued and outstanding at December 31, 2008 and 2007, respectively	252	171
Additional paid-in capital	3,655,500	1,871,516
(Accumulated deficit) retained earnings	(250,842)	137,210
Total stockholders' equity	3,404,910	2,008,897
Total liabilities and stockholders' equity	$ 6,907,329	$4,672,439

The accompanying notes are an integral part of these consolidated financial statements.

PETROHAWK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Preferred		Common		Additional Paid-in	Treasury	(Accumulated Deficit)	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stock	Retained Earnings	Equity
Balances at December 31, 2005	593	$ 1	73,566	$ 74	$ 558,452	$ (36)	$ (32,033)	$ 526,458
Equity compensation vesting					10,618			10,618
Common stock issued for purchase of KCS Energy, Inc.			83,862	84	1,146,518			1,146,602
Sale of common stock			13,000	13	188,487			188,500
Encap shares retired			(3,322)	(3)	(46,197)			(46,200)
Preferred stock dividends							(217)	(217)
Repurchase of preferred stock	(593)	(1)			(5,487)			(5,488)
Retirement of treasury shares			(8)	—	(36)	36		—
Common stock issuances			1,389	1	2,449			2,450
Offering costs					(10,942)			(10,942)
Net income							116,563	116,563
Balances at December 31, 2006	—	$—	168,487	$169	$1,843,862	$—	$ 84,313	$1,928,344
Equity compensation vesting					22,230			22,230
Warrants exercised			575					—
Common stock issuances			2,159	2	2,427			2,429
Tax benefit from exercise of stock options					2,997			2,997
Net income							52,897	52,897
Balances at December 31, 2007	—	$—	171,221	$171	$1,871,516	$—	$ 137,210	$2,008,897
Sale of common stock			78,200	78	1,831,872			1,831,950
Equity compensation vesting					16,279			16,279
Warrants exercised			1,222	1	883			884
Common stock issuances			1,874	2	13,661			13,663
Purchase of shares to cover individuals tax withholding			(153)		(3,798)			(3,798)
Reduction in shares to cover individuals tax withholding					(1,150)			(1,150)
Offering costs					(73,763)			(73,763)
Net loss							(388,052)	(388,052)
Balances at December 31, 2008	—	$—	252,364	$252	$3,655,500	$—	$(250,842)	$3,404,910

The accompanying notes are an integral part of these consolidated financial statements.

PETROHAWK ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net (loss) income	$ (388,052)	$ 52,897	$ 116,563
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depletion, depreciation and amortization	396,556	395,161	261,272
Full cost ceiling impairment	950,799	—	—
Income tax (benefit) provision	(144,953)	33,138	72,535
Stock-based compensation	12,310	15,540	8,242
Net unrealized (gain) loss on derivative contracts	(230,640)	79,011	(134,428)
Net realized (gain) loss on derivative contracts acquired	—	(3,615)	14,646
Other	4,552	5,664	1,469
Change in assets and liabilities, net of acquisitions:			
Accounts receivable	(110,479)	18,554	(16,664)
Prepaid expenses and other	(19,044)	(3,372)	(6,373)
Accounts payable and accrued liabilities	135,382	11,846	(19,231)
Other	2,524	221	(1,138)
Net cash provided by operating activities	608,955	605,045	296,893
Cash flows from investing activities:			
Oil and gas capital expenditures	(3,121,736)	(1,253,180)	(483,372)
Acquisition of One Tec, LLC, net of cash acquired of $2,145	—	(39,910)	—
Acquisition of KCS Energy, Inc., net of cash acquired of $8,260	—	—	(512,344)
Acquisition of Winwell Resources, Inc., net of cash acquired of $14,965	—	—	(177,264)
Proceeds received from sale of oil and gas properties	109,268	689,220	192,424
Marketable securities purchased	(3,777,427)	—	—
Marketable securities redeemed	3,654,418	—	—
Increase in restricted cash	—	(650,000)	—
Decrease in restricted cash	269,837	380,163	—
Other operating property and equipment expenditures	(164,810)	(2,998)	(2,773)
Other	—	9	10,763
Net cash used in investing activities	(3,030,450)	(876,696)	(972,566)
Cash flows from financing activities:			
Proceeds from exercise of options and warrants	14,438	6,058	2,850
Proceeds from issuance of common stock	1,831,950	—	188,500
Acquisition of common stock	—	—	(46,200)
Offering costs	(73,763)	—	(10,942)
Proceeds from borrowings	2,764,000	950,000	1,681,183
Repayment of borrowings	(2,086,266)	(689,601)	(1,111,644)
Debt issue costs	(23,793)	(834)	(14,438)
Net realized gain (loss) on derivative contracts acquired	—	3,615	(14,646)
Buyback of 8% cumulative preferred stock	—	—	(5,340)
Other	—	(1,368)	(968)
Net cash provided by financing activities	2,426,566	267,870	668,355
Net increase (decrease) in cash	5,071	(3,781)	(7,318)
Cash at beginning of period	1,812	5,593	12,911
Cash at end of period	$ 6,883	$ 1,812	$ 5,593

The accompanying notes are an integral part of these consolidated financial statements.

PETROHAWK ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT EVENTS AND ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

Petrohawk Energy Corporation (Petrohawk or the Company) is an independent oil and natural gas company engaged in the exploration, development and production of oil and natural gas properties located in onshore North America. The Company operates in one segment, oil and natural gas exploration and exploitation. The consolidated financial statements include the accounts of all majority-owned, controlled subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. These estimates include oil and natural gas proved reserve quantities which form the basis for the calculation of amortization of oil and natural gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent reserve discoveries are more imprecise than those for properties with long production histories. Actual results may differ from the estimates and assumptions used in the preparation of the Company's consolidated financial statements.

Marketable Securities

During the second quarter of 2008, the Company made the decision to invest a portion of its cash in money market mutual funds which are highly liquid marketable securities. The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities* and classifies marketable securities as trading, available-for-sale, or held-to-maturity. The appropriate classification of its marketable securities is determined at the time of purchase and reevaluated at each balance sheet date.

At December 31, 2008, the Company held approximately $123.0 million of marketable securities which have been classified and accounted for as trading securities. Trading securities are recorded at fair value with realized gains and losses reported in "interest expense and other" in the consolidated statements of operations.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. There is no significant allowance for doubtful accounts at December 31, 2008 or 2007.

Oil and Natural Gas Properties

The Company accounts for its oil and natural gas producing activities using the full cost method of accounting as prescribed by the United States Securities and Exchange Commission (SEC). Accordingly, all costs incurred in the acquisition, exploration, and development of proved oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals are capitalized. All general and administrative corporate costs unrelated to drilling activities are expensed as incurred. Sales or other dispositions of oil and natural gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded unless the ratio of cost to proved reserves would significantly change. Depletion of evaluated oil and natural gas properties is computed on the units of production method based on proved reserves. The net capitalized costs of proved oil and natural gas properties are subject to a full cost ceiling limitation in which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%, net of tax considerations. In accordance with Staff Accounting Bulletin Topic 12.D.3.c., the Company utilizes the prices in effect on a date subsequent to the end of a reporting period when the full cost ceiling limitation was exceeded at the end of a reporting period and subsequent pricing exceeds pricing at the end of the reporting period.

Costs associated with unevaluated properties are excluded from the full cost pool until the Company has made a determination as to the existence of proved reserves. The Company reviews its unevaluated properties at the end of each quarter to determine whether the costs incurred should be transferred to the full cost pool and thereby subject to amortization.

Property, Plant and Equipment Other than Oil and Natural Gas Properties

Other operating property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives: pipelines, 30 years; auto, leasehold improvements, furniture and equipment, 5 years; and computers, 3 years. Upon sale, retirement, or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations. Maintenance and repair costs are charged to operating expense as incurred. Material expenditures, which increase the life of an asset, are capitalized and depreciated over the estimated remaining useful life of the asset.

The Company reviews its property and equipment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144). SFAS 144 requires the Company to evaluate property and equipment as an event occurs or circumstances change that would more likely than not reduce the fair value of the property and equipment below the carrying amount. If the carrying amount of property and equipment is not recoverable from its undiscounted cash flows, then the Company would recognize an impairment loss for the difference between the carrying amount and the current fair value. Further, the Company evaluates the remaining useful lives of property and equipment at each reporting period to determine whether events and circumstances warrant a revision to the remaining depreciation periods.

Revenue Recognition

Revenues from the sale of oil and natural gas are recognized when the product is delivered at a fixed or determinable price, title has transferred, collectibility is reasonably assured and evidenced by a contract. The Company follows the "sales method" of accounting for its oil and natural gas revenue, so it recognizes revenue on all natural gas or crude oil sold to purchasers, regardless of whether the sales are proportionate to its ownership in the property. A receivable or liability is recognized only to the extent that the Company has an imbalance on a specific property greater than the expected remaining proved reserves.

Marketing Revenue and Expense

During the fourth quarter of 2008, the Company began purchasing and selling third party natural gas produced from wells we operate. The revenues and expenses related to these marketing activities are reported on a gross basis as part of operating revenues and operating expenses. Marketing revenues are recorded at the time natural gas is physically delivered to third parties at a fixed or index price. Marketing expenses attributable to gas purchases are recorded as the Company takes physical title to natural gas and transports the purchased volumes to the point of sale.

Concentrations of Credit Risk

The Company operates a substantial portion of its oil and natural gas properties. As the operator of a property, the Company makes full payments for costs associated with the property and seeks reimbursement from the other working interest owners in the property for their share of those costs. The Company's joint interest partners consist primarily of independent oil and natural gas producers. If the oil and natural gas exploration and production industry in general were adversely affected, the ability of the Company's joint interest partners to reimburse the Company could be adversely affected.

The purchasers of the Company's oil and natural gas production consist primarily of independent marketers, major oil and natural gas companies and gas pipeline companies. The Company has not experienced any significant losses from uncollectible accounts. In 2008, the Company had two individual purchasers each accounting for in excess of 10% of our total sales, collectively representing 30% of its total sales. In 2007, the Company had one individual purchaser accounting for 10% of its total sales. In 2006, the Company had no individual purchasers accounting for more than 10% of its total sales. The Company does not believe the loss of any one of its purchasers would materially affect the Company's ability to sell the oil and natural gas it produces. The Company believes other purchasers are available in the Company's areas of operations.

Risk Management Activities

The Company follows SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended. From time to time, the Company may hedge a portion of its forecasted oil and natural gas production. Derivative contracts entered into by the Company have consisted of transactions in which the Company hedges the variability of cash flow related to a forecasted transaction. The Company has elected to not designate any of its positions for hedge accounting. Accordingly, the Company records the net change in the mark-to-market valuation of these positions, as well as payments and receipts on settled contracts, in "net gain (loss) on derivative contracts" on the consolidated statements of operations.

During the first quarter of 2008, the Company made the decision to mitigate a portion of its interest rate risk with interest rate swaps, which reduce the exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. These interest rate swaps converted a portion of the Company's Senior Credit Agreement (as defined in Note 4, "*Long-term Debt*") to a fixed rate obligation, thereby reducing the exposure to market rate fluctuations. The Company elected to not designate any of its interest rate swap positions for hedge accounting. Accordingly, the Company recorded the net change in the mark-to-market valuation of these positions, as well as all payments and receipts on settled contracts, in "net gain (loss) on derivatives contracts" on the consolidated statements of operations. During the second quarter of 2008, the Company repaid all outstanding borrowings under its Senior Credit Agreement. As a result, the Company made the decision to settle all of its outstanding interest rate swap positions which resulted in a gain of $1.5 million during the second quarter of 2008 which is included in "net gain (loss) on derivative contracts" on the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes using the asset and liability method wherein deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB 109* (FIN 48). FIN 48 created a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority with full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit/expense to recognize in the financial statements. The tax position is measured at the largest amount of benefit/expense that is more likely than not of being realized upon ultimate settlement.

The Company includes interest and penalties relating to uncertain tax positions within "interest expense and other" on the Company's consolidated statements of operations.

The Company adopted the provisions of FIN 48 effective January 1, 2007 which did not have a material impact on the Company's operating results, financial position or cash flows. The Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Included in the Company's consolidated balance sheet at January 1, 2007 was approximately $2.1 million of liabilities associated with uncertain tax positions in the jurisdictions in which it conducts business offset by reductions to existing deferred tax liabilities. This amount included $0.1 million of accrued interest and penalties. No material amounts have been identified to date that would impact the Company's effective tax rate. The Company does not anticipate material changes to liabilities related to such uncertain tax positions within the next twelve months. Refer to Note 9, "*Income Taxes*", for more details.

Generally, the Company's tax years 2005 through 2008 are either currently under audit or remain open and subject to examination by federal tax authorities or the tax authorities in Arkansas, Louisiana, New Mexico, Oklahoma and Texas, which are the jurisdictions in which the Company has its principal operations. In certain of these jurisdictions, the Company operates through more than one legal entity, each of which may have different open years subject to examination. Additionally, it is important to note that years are technically open for examination until the statute of limitations in each respective jurisdiction expires.

Tax audits may be ongoing at any point in time. Tax liabilities are recorded based on estimates of additional taxes which may be due upon the conclusion of these audits. Estimates of these tax liabilities are made based upon prior experience and are updated for changes in facts and circumstances. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in liabilities which could be materially different from these estimates.

Asset Retirement Obligation

SFAS No. 143, *Accounting for Asset Retirement Obligations* (SFAS 143) requires that the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation to reflect the Company's legal obligations related to future plugging and abandonment of its oil and natural gas wells and gas gathering systems. The Company estimated the expected cash flow associated with the obligation and discounted the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company reassesses the obligation to determine whether a change in the estimated obligation is necessary. The Company evaluates whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation may have materially changed on an interim basis (quarterly), the Company will accordingly update its assessment. Additional retirement obligations increase the liability associated with new oil and natural gas wells and gas gathering systems as these obligations are incurred.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired net of the fair value of liabilities assumed in an acquisition. Goodwill decreased $0.9 million in 2008 due to the tax effects of the exercise of stock options and the sale of restricted stock in 2008 that were included in the Company's original purchase price allocations for the KCS Energy, Inc. and Mission Resources Corporation mergers. SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) requires that intangible assets with indefinite lives, including goodwill, be evaluated on an annual basis for impairment or more frequently if an event occurs or circumstances change that could potentially result in impairment. The Company completed its annual goodwill impairment test during the third quarters of 2008, 2007 and 2006 and no goodwill impairments were deemed necessary.

The goodwill impairment test requires the allocation of goodwill and all other assets and liabilities to reporting units. If the fair value of the reporting unit is less than the book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of the writedown is charged against earnings. The assumptions used by the Company in calculating its reporting unit fair value at the time of the test include the Company's market capitalization and discounted future cash flows based on estimated reserves and production, future costs and future oil and natural gas prices. Adverse changes to any of these factors could lead to an impairment of all or a portion of the Company's goodwill in future periods.

At December 31, 2008, the Company recorded a full cost ceiling impairment of approximately $1.0 billion. The full cost ceiling calculation dictates that prices and costs in effect as of the last day of the quarter are held constant. See Note 3, *"Oil and Natural Gas Properties"* for more details. As a result of the full cost ceiling impairment, the Company reviewed its goodwill for impairment as of December 31, 2008. Based on that review, no goodwill impairment was deemed necessary.

Fair Value of Financial Instruments

The estimated fair values for financial instruments under FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of cash, marketable securities, accounts receivable and accounts payable approximates their carrying value due to their short-term nature. The estimated fair value of the Company's Senior Credit Agreement approximates carrying value because the facility's interest rate approximates current market rates. The following table presents the estimated fair values of the Company's fixed interest rate debt instruments as of December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007	
Debt	**Carrying Amount**	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
		(In thousands)		
7 7/8% $800 million senior notes	$ 800,000	$ 591,040	$ —	$ —
9 1/8% $775 million senior notes	768,725	595,762	768,725	809,083
7 1/8% $275 million senior notes	272,375	223,348	272,375	260,799
9 7/8% senior notes	254	213	254	254
	$1,841,354	$1,410,363	$1,041,354	$1,070,136

The Company accounts for its derivative activities under the provisions of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. This statement, as amended, establishes accounting and reporting that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. See Note 7, *"Derivative and Hedging Activities"* for more details.

Stock-Based Compensation

In January 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment* (SFAS 123(R)). SFAS 123(R) revises SFAS No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), and focuses on accounting for share-based payments for services provided by employee to employer. The statement requires companies to expense the fair value of employee stock options and other equity-based compensation at the grant date. The statement does not require a certain type of valuation model, and either a binomial or Black-Scholes model may be used. The Company used the modified prospective application method as detailed in SFAS 123(R).

401(k) Plan

The Company sponsors a 401(k) tax deferred savings plan, whereby the Company matches a portion of employees' contributions in cash. Participation in the plan is voluntary and all employees of the Company who are 21 years of age are eligible to participate. The Company charged to expense plan contributions of $2.6 million in 2008 and 2007 and $1.7 million in 2006. The Company matches employee contributions dollar-for-dollar on the first 10% of an employee's pretax earnings.

Recently Issued Accounting Pronouncements

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements. Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves utilizing a 12-month average price rather than a single day spot price which eliminates the ability to utilize subsequent prices to the end of a reporting period when the full cost ceiling was exceeded and subsequent pricing exceeds pricing at the end of a reporting period, the ability to include nontraditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves. The SEC will require companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports on Form 10-K for fiscal years ending on or after December 15, 2009. Early adoption is not permitted. The Company is currently assessing the impact that the adoption will have on the Company's disclosures, operating results, financial position and cash flows.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* (SFAS 161). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 have been applied, and the impact that hedges have on an entity's operating results, financial position or cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact, if any, that the adoption of this pronouncement will have on the Company's disclosures.

In December 2007, the FASB issued SFAS No. 141, *Business Combinations* (SFAS 141R), and SFAS No. 160, *Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS 160). SFAS 141R and SFAS 160 will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141R retains the fundamental requirements in Statement 141, *Business Combinations*, while providing additional definitions, such as the definition of the acquirer in a purchase and improvements in the application of how the acquisition method is applied. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests, and classified as a component of equity. These Statements become simultaneously effective January 1, 2009. Early adoption is not permitted. The

Company is currently assessing the impact, if any, that the adoption of this pronouncement will have on the Company's operating results, financial position or cash flows.

In April 2007, the FASB issued FSP No. FIN 39-1, *Amendment of FASB Interpretation No. 39*, (FIN 39-1) to amend FIN 39, *Offsetting of Amounts Related to Certain Contracts* (FIN 39). The terms "conditional contracts" and "exchange contracts" used in FIN 39 have been replaced with the more general term "derivative contracts." In addition, FIN 39-1 permits the offsetting of recognized fair values for the right to reclaim cash collateral or the obligation to return cash collateral against fair values of derivatives under certain circumstances, such as under master netting arrangements. Additional disclosure is also required regarding a Company's accounting policy with respect to offsetting fair value amounts. The Company adopted FIN 39-1 on January 1, 2008 and elected not to offset fair value amounts as part of the adoption of this FASB Interpretation. There was no impact on the Company's operating results, financial position or cash flows.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115* (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value (Fair Value Option). Election of the Fair Value Option is made on an instrument-by-instrument basis and is irrevocable. At the adoption date, unrealized gains and losses on financial assets and liabilities for which the Fair Value Option has been elected would be reported as a cumulative adjustment to beginning retained earnings. Following the election of the Fair Value Option for certain financial assets and liabilities, the Company would report unrealized gains and losses due to changes in fair value in earnings at each subsequent reporting date. The Company adopted SFAS 159 effective January 1, 2008 which did not have a material impact on the Company's operating results, financial position or cash flows as the Company did not elect the Fair Value Option for any of its financial assets or liabilities.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This pronouncement applies to other standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurements. The Company adopted the provisions of SFAS 157 on January 1, 2008. See "Fair Value Measurements" below for more details.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective January 1, 2008. The FASB has also issued Staff Position (FSP) SFAS 157-2 (FSP No. 157-2), which delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. Effective January 1, 2008, the Company adopted SFAS 157 as discussed above and has elected to defer the application thereof to nonfinancial assets and liabilities in accordance with FSP No. 157-2. Non-recurring nonfinancial assets and nonfinancial liabilities for which the Company has not applied the provisions of SFAS 157 include those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination.

In October 2008, the FASB issued FSP SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP No. 157-3), which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The guidance provided by FSP No. 157-3 did not have a material impact on the Company's operating results, financial position or cash flows.

The Company utilizes derivative contracts to economically hedge against the variability in cash flows associated with the forecasted sale of its anticipated future oil and natural gas production. The Company generally economically hedges a substantial, but varying, portion of anticipated oil and natural gas production for the next 12-24 months. Derivatives are carried at fair value on the consolidated balance sheets, with the changes in the fair value included in the consolidated statements of operations for the period in which the change occurs.

Periodically, the Company utilizes marketable securities to invest a portion of its cash on hand. These securities are carried at fair value on the consolidated balance sheets, with the changes in the fair value included in the consolidated statements of operations for the period in which the change occurs.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets				
Marketable securities	$123,009	$ —	$—	$123,009
Receivables from derivative contracts	—	224,527	—	224,527
	$123,009	$224,527	$—	$347,536
Liabilities				
Liabilities from derivative contracts	$ —	$ —	$—	$ —

Derivatives listed above include collars, swaps, basis swaps and puts that are carried at fair value. The fair value amounts in current period earnings associated with the Company's derivatives resulted from Level 2 fair value methodologies; that is, the Company is able to value the assets and liabilities based on observable market data for similar instruments. This observable data includes the forward curve for commodity prices based on quoted markets prices and prospective volatility factors related to changes in the forward curves.

As of December 31, 2008, the Company's derivative contracts were placed at major financial institutions with investment grade credit ratings which are believed to have a minimal credit risk. As such, the Company is exposed to credit risk to the extent of nonperformance by the counterparties in the derivative contracts discussed above; however, the Company does not anticipate such nonperformance.

Marketable securities listed above are carried at fair value. The fair value amounts in current period earnings associated with the Company's marketable securities resulted from Level 1 fair value methodologies; that is, the Company is able to value the assets based on quoted fair values for identical instruments.

2. ACQUISITIONS AND DIVESTITURES

Acquisitions

KCS Energy, Inc.

On April 21, 2006, the Company and KCS Energy, Inc. (KCS) announced they had entered into a definitive agreement to merge the companies. This merger was consummated on July 12, 2006 and was consistent with management's goals of acquiring properties within the Company's core operating areas that have a significant proved reserve component and which management believes have additional development and exploration opportunities.

Upon the closing of the merger, KCS stockholders became entitled to receive a combination of $9.00 cash and 1.65 shares of Petrohawk common stock for each share of KCS common stock. At the time of the merger, there were approximately 50.0 million shares of unrestricted KCS common stock outstanding that converted into approximately 82.6 million shares of unrestricted Petrohawk common stock. Total consideration for the shares of KCS common stock was comprised of approximately $1.1 billion of Petrohawk common stock, calculated based on the five day average of Petrohawk's common stock around the merger announcement date, or $13.44, approximately $450 million of cash and the assumption of $275 million of KCS debt. In addition, all outstanding options to purchase KCS common stock and restricted shares of KCS common stock were converted into options to purchase the Company's common stock or restricted shares of the Company's common stock using an exchange ratio of 2.3706 shares of Petrohawk common stock to one share of KCS common stock.

The merger was accounted for using the purchase method of accounting under the accounting standards established in SFAS No. 141, *Business Combinations* (SFAS 141) and SFAS 142. As a result, the Company reflected the results of operations of KCS beginning July 12, 2006. The Company recorded the estimated fair values of the assets acquired and liabilities assumed at July 12, 2006, which primarily consisted of oil and natural gas properties of $1.6 billion, asset retirement obligations of $15.1 million, a deferred income tax liability of $421.6 million, a deferred income tax asset of $49.1 million and goodwill of $767.1 million. The deferred income tax liability recognizes the difference between the tax basis and the fair value of the acquired oil and natural gas properties. The recorded book value of the oil and natural gas properties was increased and goodwill was recorded to recognize this tax basis differential, none of which is deductible for tax purposes. The deferred income tax asset pertains to net operating loss carry-forwards and alternative minimum tax credits in the amounts of $44 million, net of tax, and $5.1 million, respectively.

Other Transactions

Fayetteville Shale

On January 7, 2008, the Company entered into an agreement to purchase additional properties located in the Fayetteville Shale for $231.3 million after customary closing adjustments. The transaction closed on February 8, 2008. The acquired properties include interests primarily in Van Buren and Cleburne Counties, Arkansas. These properties are substantially undeveloped. During the second half of 2007, the Company completed three separate acquisitions for total cash consideration of approximately $409 million.

Elm Grove Field

On January 22, 2008, the Company completed an acquisition of interests in the Elm Grove Field, located primarily in Bossier and Caddo Parishes of North Louisiana, for approximately $169 million.

One TEC, LLC

On August 3, 2007 the Company completed the acquisition of all of the membership interests of One TEC, LLC (One TEC) for approximately $42.0 million. The One TEC acquisition was accounted for using the purchase method of accounting under the accounting standards established in SFAS 141 and SFAS 142. As a result, the Company reflected the results of operations of One TEC beginning August 3, 2007. The Company recorded the estimated fair values of the assets acquired and liabilities assumed at August 3, 2007, which primarily consisted of oil and natural gas properties of $35.0 million.

North Louisiana Acquisitions

On January 27, 2006, the Company completed the acquisition of all of the issued and outstanding common stock of Winwell Resources, Inc. (Winwell). The aggregate consideration paid was approximately $208 million in cash after certain closing adjustments.

The Winwell acquisition was accounted for using the purchase method of accounting under the accounting standards established in SFAS 141 and SFAS 142. As a result, the Company reflected the results of operations of Winwell beginning January 27, 2006. The Company recorded the estimated fair values of the assets acquired and liabilities assumed at January 27, 2006, which primarily consisted of oil and natural gas properties of $219.8 million, asset retirement obligations of $0.5 million, a net deferred tax liability of $78.9 million, and goodwill of $33.5 million. The deferred income tax liability recognizes the difference between the tax basis and the fair value of the acquired oil and natural gas properties. The recorded book value of the oil and natural gas properties was increased and goodwill was recorded to recognize this tax basis differential, none of which is deductible for tax purposes.

Also on January 27, 2006, the Company completed the acquisition of certain oil and natural gas assets from Redley Company (together with the Winwell acquisition, the North Louisiana Acquisitions). The aggregate consideration paid in this asset acquisition was approximately $86.2 million, after certain closing adjustments. The Company reflected the results of operations of the acquired assets beginning January 27, 2006.

Divestitures

Gulf Coast Properties

In June 2007, the Company announced a strategic repositioning involving plans to sell its Gulf Coast properties and concentrate its efforts on developing and expanding the Company's resource-style assets, including tight-gas properties in North Louisiana and the Fayetteville Shale in central Arkansas. On November 30, 2007, the Company completed the sale of its Gulf Coast properties for $825 million, consisting of $700 million in cash and a $125 million note that the purchaser could redeem at any time prior to one year from

November 30, 2007 for $100 million plus accrued and unpaid interest. If the redemption occurred prior to April 29, 2008, accrued interest would be waived. The economic effective date for the sale was July 1, 2007. Proceeds from the sale were recorded as a decrease to the Company's full cost pool. The note was recorded upon closing at $100 million less a discount of $4.8 million, or approximately $95.2 million. On April 28, 2008, the purchaser redeemed the note for $100 million.

In conjunction with the closing of this sale, the Company deposited $650 million with a qualified intermediary to facilitate potential like-kind exchange transactions, all of which was utilized for property acquisitions completed during the fourth quarter of 2007 and first quarter of 2008.

In connection with the sale of the Company's Gulf Coast properties, the employment of certain employees was terminated, giving rise to termination benefits resulting in additional general and administrative expenses of $9.5 million recorded by the Company on November 30, 2007. In addition, outstanding stock appreciation rights, stock options and restricted share awards to employees whose employment was terminated in connection with the sale were modified to extend the exercise period from 90 days to November 30, 2008, as well as to accelerate the vesting of those awards. As a result of these two modifications, the Company recognized an additional $2.4 million of stock-based compensation expense on November 30, 2007.

Michigan, Wyoming and California

During the fourth quarter of 2006 the Company sold certain of its oil and natural gas assets in Michigan, Wyoming and California. The majority of these assets were acquired in the Company's merger with KCS. Proceeds from these three separate transactions were approximately $135 million, before adjustments, and were recorded as a decrease to the Company's full cost pool.

Gulf of Mexico

On March 21, 2006, the Company completed the sale of substantially all of its Gulf of Mexico properties for $43.2 million, after certain closing adjustments. These proceeds were recorded as a decrease to the Company's full cost pool.

3. OIL AND NATURAL GAS PROPERTIES

Oil and natural gas properties as of December 31, 2008 and 2007 consisted of the following:

	December 31,	
	2008	2007
	(In thousands)	
Subject to depletion	$ 4,894,357	$3,247,304
Not subject to depletion:		
Exploration wells in progress	95,744	14,818
Other capital costs:		
Incurred in 2008	1,883,950	—
Incurred in 2007	296,628	376,566
Incurred in 2006	8,655	272,060
Incurred in 2005 and prior	2,991	14,121
Total not subject to depletion	2,287,968	677,565
Gross oil and gas properties	7,182,325	3,924,869
Less accumulated depletion	(2,111,038)	(769,197)
Net oil and gas properties	$ 5,071,287	$3,155,672

The Company uses the full cost method of accounting for its investment in oil and gas properties. Under this method of accounting, all costs of acquisition, exploration and development of oil and gas reserves (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs, tangible and intangible development costs and direct internal costs) are capitalized as the cost of oil and gas properties when incurred. To the extent that capitalized costs of oil and gas properties, net of accumulated depletion exceed the discounted future net revenues of proved oil and gas reserves net of deferred taxes, such excess capitalized costs would be charged to expense. Full cost companies must use the prices in effect at the end of each accounting quarter to calculate the ceiling test value of their reserves. However, subsequent commodity price increases may be utilized to calculate the ceiling value and reserves.

The Company assesses all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value. The Company assesses properties on an individual basis or as a group if properties are individually insignificant. The assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization.

At December 31, 2008, the ceiling test value of the Company's reserves was calculated based on the December 31, 2008 West Texas Intermediate posted price of $41.00 per barrel adjusted by lease for quality, transportation fees, and regional price differentials, and the December 31, 2008 Henry Hub spot market price of $5.71 per million British thermal unit (MMbtu) adjusted by lease for energy content, transportation fees, and regional price differentials. Using these prices, the Company's net book value of oil and natural gas properties would have exceeded the ceiling amount by approximately $1.0 billion before tax, $574 million after tax, at December 31, 2008. Subsequent to year-end, the market price for Henry Hub gas and West Texas Intermediate oil did not increase. Accordingly, the Company recorded an approximate $1.0 billion full cost ceiling impairment at December 31, 2008.

At December 31, 2007, the Company's net capitalized costs of proved oil and natural gas properties did not exceed the estimated future net revenues discounted at 10%, net of tax considerations.

Decreases in product price levels, as well as changes in production rates, levels of reserves, the evaluation of costs excluded from amortization, future development costs, and service costs and other factors could result in significant future ceiling test impairments.

4. LONG-TERM DEBT

Long-term debt as of December 31, 2008 and 2007 consisted of the following:

	December 31,	
	2008	2007
	(In thousands)	
Senior revolving credit facility	$ 450,000	$ 570,000
7.875% $800 million senior notes	800,000	—
9.125% $775 million senior notes (1)	763,773	762,934
7.125% $275 million senior notes (2)	264,080	261,939
9.875% senior notes	254	254
Deferred premiums on derivatives (3)	5,767	—
	$2,283,874	$1,595,127

(1) *This amount is comprised of the $650.0 million and $125.0 million private placements consummated in July 2006. These amounts include a $5.9 million and $6.9 million discount at December 31, 2008 and 2007,*

respectively, recorded by the Company in conjunction with the issuance of the $650.0 million notes. Additionally, these amounts include a $1.0 million and a $1.1 million premium at December 31, 2008 and 2007, respectively, recorded by the Company in conjunction with the issuance of the $125.0 million notes. See "9.125% Senior Notes" below for more details.

(2) *Amount includes a $8.3 million and $10.4 million discount at December 31, 2008 and 2007, respectively, recorded by the Company in conjunction with the assumption of the notes. See "7.125% Senior Notes" below for more details.*

(3) *Amount excludes $9.4 million and $0.8 million of deferred premiums on derivatives which have been classified as current at December 31, 2008 and 2007, respectively.*

Senior Revolving Credit Facility

The Company entered into the Third Amended and Restated Senior Revolving Credit Agreement, dated as of September 10, 2008 (the Senior Credit Agreement), between the Company, each of the lenders from time to time party thereto (the Lenders), BNP Paribas, as administrative agent for the Lenders, Bank of America, N.A. and BMO Capital Markets Financing, Inc. as co-syndication agents for the Lenders, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Fortis Capital Corp. as co-documentation agents for the Lenders., which amends and restates its $1 billion senior revolving credit agreement dated July 12, 2006. The Senior Credit Agreement provides for a $1.5 billion facility with an increased borrowing base of $1.1 billion that will be redetermined on a semi-annual basis, with the Company and the Lenders each having the right to one annual interim unscheduled redetermination, and adjusted based on the Company's oil and gas properties, reserves, other indebtedness and other relevant factors. The Company's borrowing base is subject to a reduction equal to the product of $0.25 multiplied by the stated principal amount (without regard to any initial issue discount) of any notes that the Company may issue. During the first quarter of 2009, the Company initiated a borrowing base redetermination of its Senior Credit Agreement. See Note 13, *"Subsequent Events"*, for more details.

Amounts outstanding under the Senior Credit Agreement will bear interest at specified margins over the London Interbank Offered Rate (LIBOR) of 1.25% to 2.00% for Eurodollar loans or at specified margins over the Alternate Base Rate (ABR) of 0.00% to 0.50% for ABR loans. Such margins will fluctuate based on the utilization of the facility. Borrowings under the Senior Credit Agreement will be secured by first priority liens on substantially all of the Company's assets, including pursuant to the terms of the Third Amended and Restated Guarantee and Collateral Agreement, all of the assets of, and equity interests in, the Company's subsidiaries. Amounts drawn down on the facility will mature on July 1, 2013.

The Senior Credit Agreement contains customary financial and other covenants, including minimum working capital levels (the ratio of current assets plus the unused commitment under the Senior Credit Agreement to current liabilities) of not less than 1.0 to 1.0 and minimum coverage of interest expenses of not less than 2.5 to 1.0. In addition, the Company is subject to covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties. At December 31, 2008, the Company was in compliance with all of its debt covenants under the Senior Credit Agreement.

On January 27, 2009, the Company completed a private placement offering to eligible purchasers of an aggregate principal amount of $600 million 10.5% senior notes due August 1, 2014. As a result of the offering, the Company's borrowing base was decreased from $1.1 billion to $950 million. See Note 13, *"Subsequent Events"*, for more details.

7.875% Senior Notes

On May 13, 2008 and June 19, 2008, the Company issued $500 million principal amount and $300 million principal amount, respectively, of its 7.875% senior notes due 2015 (the 2015 Notes) pursuant to an indenture (the 2015 Indenture). The 2015 Notes were issued under and are governed by an indenture dated May 13, 2008, between the Company, U.S. Bank Trust National Association, as trustee, and the Company's subsidiaries named therein as guarantors.

The 2015 Notes bear interest at a rate of 7.875% per annum, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2008. The 2015 Notes will mature on June 1, 2015. The 2015 Notes are senior unsecured obligations of the Company and rank equally with all of its current and future senior indebtedness. The 2015 Notes are jointly and severally guaranteed on a senior unsecured basis by the Company's subsidiaries. Petrohawk, the issuer of the Notes, has no material independent assets or operations apart from the assets and operations of its subsidiaries.

On or before June 1, 2011, the Company may redeem up to 35% of the aggregate principal amount of the 2015 Notes with the net cash proceeds of certain equity offerings at a redemption price of 107.875% of the principal amount plus accrued interest and unpaid interest to the redemption date provided that: at least 65% in aggregate principal amount of the 2015 Notes originally issued under the 2015 Indenture remain outstanding immediately after the redemption. In addition, at any time prior to June 1, 2012, the Company may redeem some or all of the 2015 Notes for the principal amount thereof, plus accrued and unpaid interest plus a make whole premium equal to the excess, if any of (a) the present value at such time of (i) the redemption price of such note at June 1, 2012, (ii) plus required interest payments due on the notes, computed using a discount rate based upon the yield of U.S. Treasury securities with a constant maturity most nearly equal to the period from the redemption date to June 1, 2012 plus 50 basis points, over (b) the principal amount of such note.

On or after June 1, 2012, the Company may redeem some or all of the 2015 Notes at any time or from time to time at the redemption prices (expressed as a percentage of principal amount) set forth in the following table plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning June 1 of the years indicated below:

Year	Percentage
2012	103.938
2013	101.969
2014	100.000

The Company may be required to offer to repurchase the 2015 Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined in the 2015 Indenture. The 2015 Indenture contains covenants that, among other things, restrict or limit the ability of the Company and its subsidiaries to: borrow money; pay dividends on stock; purchase or redeem stock or subordinated indebtedness; make investments; create liens; enter into transactions with affiliates; sell assets; and merge with or into other companies or transfer all or substantially all of the Company's assets. At December 31, 2008, the Company was in compliance with all of its debt covenants relating to the 2015 Notes.

9.125% Senior Notes

On July 12, 2006, the Company consummated its private placement of 9.125% Senior Notes, also referred to as the 2013 Notes, pursuant to an Indenture dated as of July 12, 2006 (2013 Indenture) and the First Supplemental Indenture to the 2013 Notes (the 2013 First Supplemental Indenture), among the Company, the Company's subsidiaries named therein as guarantors, and U.S. Bank National Association, as trustee. The 2013 Notes were issued at 98.735% of the face amount for gross proceeds of approximately $642.0 million, before estimated offering expenses and the initial purchasers' discount. The Company applied a portion of the net proceeds from the sale of the 2013 Notes to fund the cash consideration paid by the Company to the KCS stockholders in connection with the Company's merger with KCS and the Company's repurchase of the 2011 Notes pursuant to a tender offer the Company concluded in July 2006.

The 2013 Notes bear interest at the rate of 9.125% per annum, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2007. The 2013 Notes mature on July 15, 2013. The 2013 Notes are senior unsecured obligations of the Company and rank equally with all of its current and future senior indebtedness, including the 2012 Notes. The 2013 Notes rank effectively subordinate to the Company's secured debt to the extent of the collateral, including secured debt under the Senior Credit Agreement, and senior to any future subordinated indebtedness. The 2013 Notes are jointly and severally guaranteed on a senior unsecured basis by the Company's subsidiaries, including, pursuant to the 2013 First Supplemental Indenture, the KCS subsidiaries acquired in the Company's merger with KCS. Petrohawk Energy Corporation, the issuer of the 2013 Notes, has no material independent assets or operations apart from the assets and operations of its subsidiaries.

On or before July 15, 2009, the Company may redeem up to 35% of the aggregate principal amount of the 2013 Notes with the net cash proceeds of certain equity offerings at a redemption price of 109.13% of the principal amount plus accrued interest and unpaid interest to the redemption date provided that: (i) at least 65% in aggregate principal amount of the 2013 Notes originally issued under the 2013 Indenture remain outstanding immediately after the redemption (excluding 2013 Notes held by the Company and its subsidiaries); and (ii) each redemption must occur within 90 days of the date of the closing of the related equity offering.

In addition, on or before July 15, 2010, the Company may redeem all or part of the 2013 Notes upon not less than 30 nor more than 60 days notice, at a redemption price equal to the sum of (i) the principal amount, plus (ii) accrued and unpaid interest, if any, to the redemption date, plus (iii) the make whole premium at the redemption date.

On or after July 15, 2010, the Company may redeem some or all of the 2013 Notes at any time. If any of the 2013 Notes are redeemed during any 12-month period beginning on July 15 of the year indicated below, the Company must pay the following redemption prices (expressed as percentages of principal amount) plus accrued and unpaid interest thereon, if any, to the applicable redemption date:

Year	Percentage
2010	104.563
2011	102.281
2012	100.000

The Company may be required to offer to repurchase the 2013 Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined in the 2013 Indenture. Additionally, the Company may be required to offer to repurchase the 2013 Notes and, to the extent required by the terms thereof, all other indebtedness (as defined in the 2013 Indenture) that is pari passu with the 2013 Notes at a purchase price of 100% of the principal amount (or accreted value in the case of any such other pari passu indebtedness issued with a significant original issue discount) plus accrued and unpaid interest, if any, to the date of purchase, in the event net proceeds from assets sales are not applied as required by the 2013 Indenture.

The 2013 Indenture contains covenants that, among other things, restrict or limit the ability of the Company and its subsidiaries to: (i) borrow money; (ii) pay dividends on stock; (iii) purchase or redeem stock or subordinated indebtedness; (iv) make investments; (v) create liens; (vi) enter into transactions with affiliates; (vii) sell assets; and (viii) merge with or into other companies or transfer all or substantially all of the Company's assets.

The Company issued the 2013 Notes in two tranches, $650 million on July 12, 2006 and $125 million on July 27, 2006. The additional $125 million in 2013 Notes were issued pursuant to the same Indenture at 101.125% of the face amount. The Company applied the net proceeds from the sale of the additional 2013 Notes to repay indebtedness outstanding under its revolving credit facility. At December 31, 2008, the Company was in compliance with all of its debt covenants relating to the 2013 Notes.

In conjunction with the issuance of the $650 million 2013 Notes, the Company recorded a discount of $8.2 million to be amortized over the remaining life of the notes utilizing the effective interest rate method. The remaining unamortized discount was $5.9 million at December 31, 2008. In conjunction with the issuance of the $125 million 2013 Notes, the Company recorded a premium of $1.4 million to be amortized over the remaining life of the notes utilizing the effective interest rate method. The remaining unamortized premium was $1.0 million at December 31, 2008.

7.125% Senior Notes

Upon effectiveness of the Company's merger with KCS, the Company assumed (pursuant to the Second Supplemental Indenture relating to the 7.125% Senior Notes, also referred to as the 2012 Notes), and subsidiaries of the Company guaranteed (pursuant to the Third Supplemental Indenture relating to such notes), all the obligations (approximately $275 million) of KCS under the 2012 Notes and the Indenture dated April 1, 2004 (the 2012 Indenture) among KCS, U.S. Bank National Association, as trustee, and the subsidiary guarantors named therein, which governs the terms of the 2012 Notes. The 2012 Notes are guaranteed on an unsubordinated, unsecured basis by all of the Company's current subsidiaries, including the subsidiaries of KCS that the Company acquired in the merger. Interest on the 2012 Notes is payable semi-annually, on each April 1 and October 1. On or after April 1, 2008, the Company may redeem all or a portion of the 2012 Notes. If the notes are redeemed during any 12-month period beginning on April 1 of the year indicated below, the Company must pay 100% of the principal price, plus a specified premium (expressed as percentages of principal amount) plus accrued and unpaid interest thereon, if any, to the applicable redemption date:

Year	Percentage
2009	101.784
2010	100.000
2011	100.000
2012	100.000

At December 31, 2008, the Company was in compliance with all of its debt covenants under the 7.125% Senior Notes.

In conjunction with the assumption of the 7.125% Senior Notes from KCS, the Company recorded a discount of $13.6 million to be amortized over the remaining life of the notes utilizing the effective interest rate method. The remaining unamortized discount is $8.3 million at December 31, 2008.

The 2012 Notes are jointly and severally guaranteed on a senior unsecured basis by the Company's subsidiaries. Petrohawk, the issuer of the Notes, has no material independent assets or operations apart from the assets and operations of its subsidiaries.

9.875% Senior Notes

On April 8, 2004, Mission issued $130.0 million of its 9.875% senior notes due 2011 (the 2011 Notes). The Company assumed these notes upon the closing of the Company's merger with Mission. In conjunction with the Company's merger with KCS, the Company extinguished substantially all of its 2011 Notes for a premium of $14.9 million plus accrued interest of $3.5 million. There were approximately $0.3 million of the notes which were not redeemed and are still outstanding as of December 31, 2008. In connection with the extinguishment of substantially all of the 2011 Notes, the Company requested and received from the noteholders consent to eliminate most significant debt covenants associated with the 2011 Notes.

Debt Maturities

Aggregate maturities required on long-term debt at December 31, 2008 are due in future years as follows (in thousands):

2009 (1)	$ 9,426
2010	5,767
2011	254
2012	272,375
2013	1,218,725
Thereafter	800,000
Total	$2,306,547

(1) *Amount represents deferred premiums on derivatives which have been classified as current at December 31, 2008.*

Debt Issuance Costs

The Company capitalizes certain direct costs associated with the issuance of long-term debt. The Company capitalized $23.8 million of debt issue costs in connection with the Company's issuance of 2015 Notes in May and June 2008 and in connection with the Company's amended and restated Senior Credit Agreement in September 2008. At December 31, 2008, the Company had approximately $30.5 million of debt issuance costs remaining that are being amortized over the lives of the respective debt.

5. ASSET RETIREMENT OBLIGATION

The Company records an asset retirement obligation (ARO) when the total depth of a drilled well is reached and the Company can reasonably estimate the fair value of an obligation to perform site reclamation, dismantle facilities or plug and abandon costs. For gas gathering systems, the Company records an ARO when the system is placed in service and the Company can reasonably estimate the fair value of an obligation to perform site reclamation and other necessary work. The Company records the ARO liability on the consolidated balance sheets and capitalizes a portion of the cost in "oil and natural gas properties" or "gas gathering systems and equipment" during the period in which the obligation is incurred. In general, the amount of an ARO and the costs capitalized will be equal to the estimated future cost to satisfy the abandonment obligation using current prices that are escalated by an assumed inflation factor up to the estimated settlement date. This amount is then discounted back to the date that the abandonment obligation was incurred using an assumed cost of funds for the Company. After recording these amounts, the ARO is accreted to its future estimated value using the same assumed cost of funds. The additional capitalized costs are depreciated on a unit-of-production basis or straight-line basis.

The Company recorded the following activity related to the ARO liability for the years ended December 31, 2008 and 2007 (in thousands):

ARO liability at December 31, 2006	$ 45,326
Liabilities settled and divested [(1)]	(26,444)
Additions	2,754
Acquisitions [(1)]	414
Accretion expense	1,750
ARO liability at December 31, 2007	23,800
Liabilities settled and divested [(1)]	(339)
Additions	2,780
Acquisitions [(1)]	1,157
Accretion expense	1,246
ARO liability at December 31, 2008	$ 28,644

(1) *Refer to Note 2 "Acquisitions and Divestitures" for more details on the Company's acquisition and disposition activities.*

6. COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be a plaintiff or defendant in a pending or threatened legal proceeding arising in the normal course of its business. All known liabilities are accrued based on the Company's best estimate of the potential loss. While the outcome and impact of currently pending legal proceedings cannot be predicted with certainty, the Company's management and legal counsel believe that the resolution of these proceedings through settlement or adverse judgment will not have a material adverse effect on the Company's consolidated operating results, financial position or cash flows.

Lease Commitments

The Company leases corporate office space in Houston, Texas and Tulsa, Oklahoma as well as a number of other field office locations. In addition, the Company also has lease commitments related to certain vehicles, machinery and equipment under long-term operating leases. Rent expense was $4.1 million, $3.3 million and $2.0 million for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008, future minimum lease payments for all non-cancelable operating leases are as follows (in thousands):

2009	$ 5,125
2010	4,661
2011	4,420
2012	4,300
2013	4,342
Thereafter	5,820
Total	$28,668

As of December 31, 2008, the Company has drilling rig commitments totaling $433.0 million as follows (in thousands):

2009	$147,303
2010	131,725
2011	105,461
2012	48,546
2013	—
Thereafter	—
Total	$433,035

The Company has various other contractual commitments pertaining to exploration, development and production activities. The Company has work related commitments for, among other things, pipeline and well equipment, obtaining and processing seismic data and natural gas transportation. As of December 31, 2008, the Company is obligated pay $507.8 million as follows (in thousands):

2009	$ 89,033
2010	39,475
2011	38,659
2012	37,146
2013	40,441
Thereafter	263,041
Total	$507,795

7. DERIVATIVE AND HEDGING ACTIVITIES

The Company enters into derivative commodity contracts to economically hedge its exposure to price fluctuations on a portion of its anticipated oil and natural gas production. It is the Company's policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. Each of the counterparties to the Company's derivative contracts is a lender in the Company's Senior Credit Agreement. The Company did not post collateral under any of these contracts as they are secured under the Senior Credit Agreement.

At December 31, 2008 the Company has entered into collars, swaps, put options and basis swaps. Under a collar arrangement, the Company pays the counterparty the amount which the index price rises above the ceiling price and will receive receipts equal to the floor price when the index price falls below the floor price. Periodically, the Company may pay a fixed premium to increase the floor price above the existing market value at the time the Company enters into the arrangement. A swap requires the Company to make a payment to, or receive receipts from, the counterparty based upon the differential between a specified fixed price and a price related to those quoted on the New York Mercantile Exchange (NYMEX) for each respective period. In a put option, the Company pays a fixed premium to lock in a specified floor price. When the index price falls below the floor price, the Company receives from the counterparty receipts net of the fixed premium and pays the fixed premium when the index price rises above floor price. Under a basis swap, the Company makes a payment to or receives receipts from the counterparty based upon the differential between the index price adjusted for a fixed spread and the contract's settlement location price.

During the first quarter of 2008, the Company made the decision to mitigate a portion of its interest rate risk with interest rate swaps, which mitigate exposure to market rate fluctuations by converting variable interest rates (such as those on the Company's Senior Credit Agreement) to fixed interest rates. Under these swaps, the Company makes payments to, or receives payments from, the counterparties based upon the differential between a specified fixed price and a price related to the three-month LIBOR. The Company has elected to not designate any of its positions for hedge accounting. Accordingly, the Company records the net change in the mark-to-market valuation of these positions, as well as all payments and receipts on settled contracts, in "net gain (loss) on derivatives contracts" on the consolidated statements of operations. During the second quarter of 2008, the Company repaid all outstanding borrowings under its Senior Credit Agreement. As a result, the Company made the decision to settle all of its outstanding interest rate swap positions which resulted in a gain of approximately $1.5 million during the second quarter of 2008. This gain is included in "net gain (loss) on derivative contracts" on the consolidated statements of operations.

At December 31, 2008, the Company had 69 open positions summarized in the tables below: 52 natural gas collar arrangements, two natural gas swap arrangements, one natural gas basis swap arrangement, 10 natural gas put options and four crude oil price arrangements. Derivative commodity contracts settle based on NYMEX West Texas Intermediate and Henry Hub prices which may differ from the actual price received by the Company. The Company's basis swap hedges the basis differential between NYMEX Henry Hub price and the Houston Ship Channel price. During 2008, 2007 and 2006 the Company did not elect to designate any positions as cash flow hedges for accounting purposes, and accordingly, recorded the net change in the mark-to-market valuation of these contracts, as well as all payments and receipts on settled contracts, in current earnings as a component of other income and expenses on the consolidated statements of operations.

At December 31, 2008, the Company had a $224.5 million derivative asset, which $201.1 million was classified as current. For the year ended December 31, 2008, the Company recorded a net derivative gain of $156.9 million ($230.6 million unrealized gain partially offset by a $73.7 million loss from net cash payments on settled contracts).

At December 31, 2007, the Company had 60 open positions summarized in the tables below: 36 natural gas collar arrangements, 12 natural gas swap arrangements, two natural gas put options, seven crude oil swap arrangements and three crude oil collar arrangements.

At December 31, 2007, the Company had a $12.4 million derivative asset, all of which was classified as current, and a $35.1 million derivative liability, $28.2 million of which was classified as current. For the year ended December 31, 2007 the Company recorded a net derivative loss of $35.0 million ($79.0 million unrealized loss partially offset by a $44.0 million gain for net cash received on settled contracts).

At December 31, 2006, the Company had 94 open positions summarized in the tables below: 73 natural gas price collar arrangements, six natural gas price swap arrangements, two natural gas put options, two crude oil price swap arrangements and 11 crude oil collar arrangements.

For the year ended December 31, 2006, the Company recorded a net derivative gain of $124.4 million ($134.4 million unrealized gain partially offset by a $10.0 million loss from cash payments on settled contracts).

Natural Gas

At December 31, 2008, the Company had the following natural gas collar positions:

		Collars			
		Floors		Ceilings	
Period	Volume in MMbtu's	Price / Price Range	Weighted Average Price	Price / Price Range	Weighted Average Price
January 2009 – December 2009 . . .	75,730,000	$7.00 – $10.00	$7.57	$9.60 – $16.45	$11.79
January 2010 – December 2010 . . .	29,200,000	$7.00	$7.00	$10.00	$10.00

At December 31, 2008, the Company had the following natural gas swap positions:

Period	Swaps		
	Volume in MMbtu's	Price / Price Range	Weighted Average Price
January 2009 – December 2009	1,825,000	$8.43	$8.43
January 2010 – December 2010	1,825,000	$8.22	$8.22

At December 31, 2008, the Company had the following natural gas basis swap position:

Period	Basis Swaps		
	Volume in MMbtu's	Price / Price Range	Weighted Average Price
January 2009 – December 2009	3,650,000	$0.33	$0.33

At December 31, 2008, the Company had the following natural gas put options:

Period	Puts	
	Volume in MMbtu's	Weighted Average Price
January 2009 – December 2009	14,600,000	$10.00

Crude Oil

At December 31, 2008, the Company had the following crude oil swap positions:

Period	Swaps		
	Volume in Bbls	Price / Price Range	Weighted Average Price
January 2009 – December 2009	273,750	$76.85 – $77.30	$77.00
January 2010 – December 2010	273,750	$75.15 – $75.55	$75.28

8. STOCKHOLDERS' EQUITY

On February 1, 2008, the Company sold an aggregate of 20.7 million shares of its common stock in an underwritten public offering. The gross proceeds from the sale were approximately $310 million, before deducting underwriting discounts and commissions and estimated expenses of $13 million.

On May 13, 2008, the Company sold an aggregate of 25.0 million shares of its common stock in an underwritten public offering. Pursuant to the underwriting agreement, the Company granted the underwriters a 30-day option to purchase up to an additional 3.75 million shares of common stock at the public offering price less underwriting discounts and commissions. The underwriters exercised in full their option to purchase additional shares of common stock which closed on May 23, 2008. The gross proceeds from these sales were approximately $759 million, before deducting underwriting discounts and commissions and estimated expenses of $32 million.

On August 15, 2008, the Company sold an aggregate of 28.8 million shares of its common stock in an underwritten public offering. The gross proceeds from the sale were approximately $763 million, before deducting underwriting discounts and commissions and estimated expenses of $29 million.

In connection with the Company's merger with KCS on July 12, 2006, the Company issued 83.9 million shares of its common stock as consideration to the former stockholders of KCS.

In connection with the North Louisiana Acquisitions, on February 1, 2006, the Company issued and sold 13.0 million shares of its common stock for $14.50 per share, for an aggregate offering amount of $188.5 million. The Company received $180.4 million in net proceeds from the offering. Contemporaneously with the offering, the Company agreed to repurchase, and EnCap Investments, L.P., and certain of its affiliates, agreed to sell, 3.3 million shares for $46.2 million, which represents a price equal to the net proceeds received for those 3.3 million shares by the Company from the offering. The common stock was offered and sold pursuant to private placement exemptions from registration provided by Rule 506 of Regulation D, under Section 4(2) of the Act, Regulation S of the Act and similar exemptions under state law. Shares of the common stock were offered and sold only to "accredited investors" (as defined in Rule 501(a) of the Act) and non-United States persons pursuant to the offers and sales outside the United States within the meaning of Regulation S under the Act. The placement agents received a cash payment of $7.7 million as compensation for services provided in connection with the offering and to reimburse them for certain expenses.

For the years ended December 31, 2008, 2007 and 2006, respectively, the Company has recognized $12.3 million, $15.5 million and $8.2 million, respectively, of non-cash stock compensation expense.

Incentive Plans

The Company's Incentive Plans include the Third Amended and Restated 2004 Employee Incentive Plan (2004 Employee Plan), Second Amended and Restated 2004 Non-Employee Director Incentive Plan (2004 Non-Employee Director Plan), Mission Resources Corporation 1994 Stock Incentive Plan (Mission 1994 Plan), Mission Resources Corporation 1996 Stock Incentive Plan (Mission 1996 Plan) and Mission Resources Corporation 2004 Incentive Plan (Mission 2004 Plan), KCS Energy, Inc. 2001 Employee and Directors Stock Plan (KCS 2001 Plan) and the KCS Energy, Inc. 2005 Employee and Directors Stock Plan (KCS 2005 Plan) as of December 31, 2008.

Warrants, Options and Stock Appreciation Rights

Certain of the Company's incentive plans permit awards of stock appreciation rights (SARS) and stock options. A stock appreciation right is similar to a stock option, in that it represents the right to realize the increase in market price, if any, of a fixed number of shares over the grant value of the right, which is equal to the market price of the Company's common stock on the date of grant. Stock options, when exercised, are settled through the payment of the exercise price in exchange for shares of stock underlying the option. SARS, when exercised, are settled without cash in exchange for a net of tax number of shares of common stock valued on the date of settlement. Both SARS and stock options vest one-third annually after the original grant date and have a term of ten years from the date of grant.

The weighted average grant date fair value of options granted in 2008, 2007 and 2006 was $6.1 million, $5.4 million and $30.7 million, respectively. At December 31, 2008, 2007 and 2006, the unrecognized compensation expense related to non-vested stock options totaled $3.9 million, $3.1 million and $5.1 million, respectively, and will be recognized on a straight line basis over the weighted average remaining vesting period of 0.9 years for 2008, and 1.8 years for 2007 and 2006, respectively. There were 11,559 options, 11,650 options and 500 options which expired in 2008, 2007 and 2006, respectively.

The following table sets forth the warrants, options and stock appreciation rights transactions for the years ended December 31, 2008, 2007 and 2006 (in thousands, except share and per share amounts).

	Number	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value (1)	Weighted Average Remaining Contractual Life (Years)
Outstanding at December 31, 2005	5,698,547	$ 6.16	$40,232	5.6
KCS options assumed in merger	2,585,950	3.96		
Granted	1,877,270	11.97		
Exercised	(507,342)	6.08		
Forfeited	(428,212)	14.83		
Outstanding at December 31, 2006	9,226,213	$ 6.34	$47,607	6.0
Granted	1,494,100	11.84		
Exercised	(2,378,593)	4.90		
Forfeited	(196,072)	11.96		
Outstanding at December 31, 2007	8,145,648	$ 7.64	$78,779	4.9
Granted	1,102,800	19.02		
Exercised	(3,036,031)	7.03		
Forfeited	(71,795)	13.19		
Outstanding at December 31, 2008	6,140,622	$ 9.92	$45,390	6.3

(1) *The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was approximately $47.5 million, $29.5 million and $2.8 million, respectively.*

Warrants, options and stock appreciation rights outstanding at December 31, 2008 consisted of the following:

	Outstanding			Exercisable	
Range of Grant Prices Per Share	Number	Weighted Average Exercise Price per share	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price per share
$0.73 – 5.62	1,534,169	$ 2.84	2.6	1,534,169	$ 2.84
5.72 – 10.22	1,567,665	8.04	6.0	1,564,665	8.04
10.23 – 13.61	1,533,286	11.24	7.8	727,799	11.06
$13.86 – 47.16	1,505,502	17.73	8.7	257,286	14.26

During the second quarter of 2004, and in connection with the recapitalization of the Company by PHAWK, LLC transaction, the Company issued PHAWK, LLC 5.0 million five-year common stock purchase warrants at a price of $3.30 per share. The warrants are exercisable at any time and expire on May 25, 2009. On July 8, 2005, shares and warrants held by PHAWK, LLC were distributed to its members, including certain members of our management. The Company had 1.4 million and 0.7 million warrants exercised and a net 1.2 million and 0.6 million shares of company stock issued during the years ended December 31, 2008 and 2007, respectively. These exercises were included within the options and warrants transactions table above.

Restricted Stock

From time to time, the Company grants shares of restricted stock to employees of the Company. Employee shares vest over a three-year period at a rate of one-third on the annual anniversary date of the grant and the non-employee directors' shares vest six-months from the date of grant. The weighted average grant date fair value of the shares granted in 2008, 2007 and 2006 was $11.4 million, $10.8 million and $18.3 million, respectively. At December 31, 2008, 2007 and 2006, the unrecognized compensation expense related to non-vested restricted stock totaled $6.8 million, $7.5 million and $10.4 million, respectively, and will be recognized on a straight line basis over the weighted average remaining vesting period of 1.4 years, 1.7 years and 1.9 years, respectively.

The following table sets forth the restricted stock transactions for the years ended December 31, 2008, 2007 and 2006 (in thousands, except share and per share amounts).

	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value [1]
Unvested outstanding shares at December 31, 2005	73,334	$10.87	$ 969
KCS shares assumed in merger	616,238	13.44	
Granted	888,888	11.72	
Vested	(116,121)	11.52	
Forfeited	(19,494)	10.72	
Unvested outstanding shares at December 31, 2006	1,442,845	$12.38	$16,593
Granted	867,100	12.52	
Vested	(822,597)	12.23	
Forfeited	(80,505)	12.46	
Unvested outstanding shares at December 31, 2007	1,406,843	$12.75	$24,352
Granted	570,549	19.90	
Vested	(730,964)	22.14	
Forfeited	(38,286)	15.05	
Unvested outstanding shares at December 31, 2008	1,208,142	$15.31	$20,930

(1) *The intrinsic value of restricted stock was calculated as the closing market price on December 31, 2008, 2007 and 2006 of the underlying stock multiplied by the number of restricted shares.*

Performance Shares

In conjunction with the Company's merger with KCS, the Company assumed the KCS 2005 Plan under which performance share awards had been granted. The performance awards provide for a contingent right to receive shares of common stock. The grantee earns between 0% and 200% of the target amount of performance shares upon the achievement of pre-determined objectives over a three-year performance period. The objectives relate to the Company's total stockholder return (as defined in the form of performance share agreement) as compared to the total stockholder return of a group of peer companies during the performance period.

The fair value of the awards using a monte carlo technique was $10.89 per share. The Company will recognize compensation cost of $1.5 million over the expected service life of the performance share awards whether or not the threshold is achieved. The Company recognized $0.7 million, $0.5 million and $0.3 million in compensation cost for the years ended December 31, 2008, 2007 and 2006, respectively. During the year ended December 31, 2007, approximately 19,000 net shares of restricted stock were issued as a result of the termination of certain employees with the sale of the Company's Gulf Coast properties. At December 31, 2008, the performance period was completed. A total of 200,864 shares were issued on February 16, 2009 which was equal to 200% of the target amount.

2004 Employee Incentive Plan

Upon stockholder approval and effective July 28, 2005, the Company's Amended and Restated 2004 Employee Incentive Plan was amended and restated to be the Second Amended and Restated 2004 Employee Incentive Plan to increase the aggregate number of shares that can be issued under the 2004 Employee Plan from 2.75 million to 4.25 million. The 2004 Plan permits the Company to grant to management and other employees shares of common stock with no restrictions, shares of common stock with restrictions, stock appreciation rights and options to purchase shares of common stock.

On July 12, 2006, the Company and its stockholders approved an amendment to the 2004 Plan Employee to increase the number of shares available for issuance thereunder from 4.25 million shares to 7.05 million shares. On July 18, 2007, the Company and its stockholders approved an amendment to the 2004 Employee Plan to increase the number of shares available for issuance thereunder from 7.05 million shares to 12.55 million shares.

At December 31, 2008, 5.7 million shares were available under the 2004 Employee Plan for future issuance.

2004 Non-Employee Director Incentive Plan

In July 2004 the Company adopted the 2004 Non-Employee Director Plan covering 0.20 million shares. The plan provides for the grant of both incentive stock options and restricted shares of the Company's stock. This plan was designed to attract and retain the services of directors. At the adoption of the plan, each non-employee director received 7,500 restricted shares of the Company's common stock and each new non-employee director would receive 7,500 shares of the Company's common stock. Additional grants of 5,000 restricted shares of the Company's common stock were issued to each non-employee director on each anniversary of his or her service. Effective August, 2006, the annual equity grant to both new and existing non-employee directors increased to 10,000 shares of restricted stock, with the vice chairman of the board of directors to receive 15,000 shares of restricted stock annually. Effective June 2008, the annual compensation awarded to new and existing non-employee directors changed to $150,000, as well as an additional $75,000 for the Vice Chairman. The annual compensation awards were granted in the form of restricted stock, which totaled 5,900 shares for non-employee directors and 8,900 shares for the Vice Chairman for the year-end December 31, 2008. These shares vest over a six-month period from the date of grant. Shares were issued under this plan for the years ended December 31, 2008, 2007 and 2006, were 50,200, 85,000 shares, and 72,500 shares, respectively and there had been no forfeited or cancelled shares.

On July 12, 2006, the Company and its stockholders approved an amendment to the Company's 2004 Non-Employee Director Plan to increase the number of shares available for issuance thereunder from 0.4 million to 0.6 million shares. At December 31, 2008, 0.3 million shares were available under the Plan for future issuance. At December 31, 2008, all non-employee director grants have been fully vested.

KCS and Mission Incentive Plans

Upon consummation of the Company's merger with KCS, the Company assumed the KCS 2001 Plan, as amended, the KCS 2005 Plan, as amended, and associated obligations relating to grants of restricted stock, stock options and performance shares under those plans which were granted prior to the closing of the Company's merger with KCS. At December 31, 2008, no options were available under the Plan for future issuance.

No options were issued in 2008 under the KCS 2005 Plan. In 2007, the Company granted stock appreciation rights covering 0.4 million shares of common stock to employees of the Company under the KCS 2005 Plan. The stock appreciation rights have an exercise price of $11.64 with a weighted average price of $11.64. These stock appreciation rights vest over a three year period at a rate of one-third on the annual anniversary date of the grant and expire ten years from the grant date.

In conjunction with the merger with Mission on July 28, 2005, the Company assumed three incentive plans. The three plans were the Mission 1994 Plan, Mission 1996 Plan and Mission 2004 Plan. At December 31, 2008, there were no options available under these plans for future issuance. No options were issued in 2008 under the three Mission plans.

8% Cumulative Convertible Preferred Stock

On June 29, 2001 the Company completed its Private Placement Offering of 8% cumulative convertible preferred stock and common stock purchase warrants, offered as units of one preferred share and one-half of one warrant at $9.25 per unit.

In April 2006, the Company initiated a buyback of the preferred stock for $9.25 per unit. On June 9, 2006, the Company sent the holders of the preferred shares notice of redemption as set forth in the certificate of designation for the preferred stock. On July 10, 2006, the Company completed the redemption of the preferred stock. As of December 31, 2008, there were no remaining preferred shares outstanding. All Class A and Class B warrants associated with the preferred stock expired on June 29, 2006.

Treasury Stock

In August 2004, the Company's Board of Directors terminated the stock repurchase program. During the quarter ended September 30, 2006, the Company retired its 8,382 treasury shares.

Assumptions

The assumptions used in calculating the fair value of the Company's stock-based compensation are disclosed in the following table:

	Years Ended December 31,		
	2008	2007	2006 [1]
Weighted average value per option granted during the period	$ 5.52	$ 3.63	$ 6.95
Assumptions [2][3][4]:			
Stock price volatility	39.6%	38.0%	39.0%
Risk free rate of return	2.0%	4.4%	4.9%
Expected term	3.0 years	3.0 years	2.9 years

(1) *Includes assumptions from valuation related to the Company's merger with KCS.*

(2) *The Company's estimated future forfeiture is 5% based on the Company's historical forfeiture rate.*

(3) *Calculated using the Black-Scholes fair value based method.*

(4) *The Company does not pay dividends on its common stock.*

Rights Plan

On October 14, 2008, the board of directors of the Company adopted a rights plan (Rights Plan), pursuant to which it declared and paid a dividend distribution of one preferred stock purchase right (a Right) for each outstanding share of common stock of the Company to stockholders of record on October 25, 2008. The Rights Plan is designed to enable stockholders of the Company to realize maximum value for their shares of the Company by giving the board of directors of the Company time to properly evaluate various alternatives and preserve the board of directors' bargaining power and flexibility to deal with third party inquiries.

Each Right entitles the holder to purchase from the Company under certain circumstances one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock (the Preferred Stock) at a price of $60.00, subject to adjustment. Shares of Preferred Stock purchasable upon exercise of the Rights are generally entitled to dividend, voting and liquidation preferences equal to 1,000 times the corresponding rights on one share of the common stock, which is protected by customary anti-dilution provisions. Accordingly, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock. A Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, governs the Rights.

The Rights are not exercisable (and are transferable only with the common stock) until a "Distribution Date" occurs (or they are earlier redeemed or expire), which generally will occur on the tenth day following a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired beneficial ownership of 15% or more of the outstanding shares of the common stock or after the commencement or announcement of a tender offer or exchange offer which would result in any such person or group of persons acquiring beneficial ownership of 15% or more of the outstanding shares of common stock. Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. The Rights will expire on October 14, 2009, unless extended or earlier redeemed or exchanged by the Company. The Rights are redeemable by the Company, in whole, but not in part, under certain circumstances at a price of $.001 per Right.

Subject to the Company's ability to amend the terms of the Rights Plan, redeem the Rights or exchange the Rights in connection with a transaction that the board of directors determines to be in the best interests of the stockholders of the Company, in the event that any person or group of affiliated or associated person becomes an Acquiring Person, the Rights Plan provides that each holder of a Right, other than Rights that are beneficially owned by the Acquiring Person (which will thereafter be void), will have the right to receive upon exercise a number of shares of common stock having a market value of two times the exercise price of the Right.

9. INCOME TAXES

Income tax benefit (provision) for the indicated periods is comprised of the following:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Current:			
Federal	$ 10,148	$(11,011)	$ (2,069)
State	5,053	(998)	(65)
	15,201	(12,009)	(2,134)
Deferred:			
Federal	176,558	(19,300)	(66,337)
State	(46,806)	(1,829)	(4,064)
	129,752	(21,129)	(70,401)
Total benefit (provision)	$144,953	$(33,138)	$(72,535)

The actual income tax benefit (provision) differs from the expected income tax benefit (provision) as computed by applying the U.S. Federal corporate income tax rate of 35% for each period as follows:

	Years Ended December 31,		
	2008	2007	2006
	(In thousands)		
Expected tax benefit (provision)	$186,551	$(30,112)	$(66,184)
State taxes, net	24,651	(1,385)	(3,818)
Change in state tax rate[1]	(64,796)	—	—
Other	(1,453)	(1,641)	(2,533)
Total benefit (provision)	$144,953	$(33,138)	$(72,535)

(1) *In the fourth quarter of 2008, the Company filed its federal and state tax returns for 2007. The apportionment of the Company's income to state tax jurisdictions in which the Company files tax returns changed significantly as a result of (i) the sale of the Company's Gulf Coast properties at the end of 2007 and the reinvestment of those proceeds in 2008 in properties located in states with higher income tax rates; and (ii) the continued acquisition and development of properties located in states with higher income tax rates in 2008. Therefore, the Company now expects its temporary differences to reverse at higher tax rates than it had previously estimated. As a result the Company changed its estimate of the effective tax rate applied to its temporary differences, resulting in an increase in deferred tax liabilities and income tax expense of $64.8 million.*

The components of net deferred tax assets and (liabilities) recognized are as follows:

	December 31,	
	2008	2007
	(In thousands)	
Deferred current tax assets:		
Unrealized hedging transactions	$ —	$ 5,855
Deferred current tax assets	$ —	$ 5,855
Deferred current tax liabilities:		
Unrealized hedging transactions	$ (77,454)	$ —
Deferred current tax liabilities	$ (77,454)	$ —
Deferred noncurrent tax assets:		
Net operating loss carry-forwards	$ 331,315	$ 125,215
Stock-based compensation expense	8,547	9,499
Unrealized hedging transactions	—	2,558
Alternative minimum tax credit carryforwards	8,882	18,438
Other	6,988	1,031
Gross deferred noncurrent tax assets	355,732	156,741
Valuation allowance	(825)	(692)
Deferred noncurrent tax assets	$ 354,907	$ 156,049
Deferred noncurrent tax liabilities:		
Book-tax differences in property basis	$(806,809)	$(831,017)
Unrealized hedging transactions	(9,011)	—
Deferred noncurrent tax liabilities	$(815,820)	$(831,017)
Net noncurrent deferred tax liabilities	$(460,913)	$(674,968)

FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was not a material impact on the company's operating results, financial position or cash flows as a result of the adoption of the provisions of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Liability for Unrecognized Tax Benefits
	(In thousands)
Balance at January 1, 2007	$ 2,100
Additions for tax positions of prior years	1,260
Reductions for tax positions of prior years	(274)
Balance at December 31, 2007	3,086
Additions for tax positions of prior years	1,773
Reductions for tax positions of prior years	(561)
Lapse of statute of limitations	(1,111)
Balance at December 31, 2008	$ 3,187

Generally, the Company's tax years 2005 through 2008 remain open and subject to examination by Federal tax authorities or the tax authorities in Arkansas, Louisiana, New Mexico, Oklahoma and Texas which are the jurisdictions where Petrohawk has its principal operations. In certain jurisdictions the Company operates through more than one legal entity, each of which may have different open years subject to examination. The Internal Revenue Service completed its examination of the Federal return filed by KCS Energy Inc. for the tax year ending December 31, 2005 making no adjustments to the return filed. The Company has not been notified of any other potential examinations. No material amounts of the unrecognized tax benefits have been identified to date that would impact the Company's effective tax rate.

Petrohawk recognizes interest and penalties accrued to unrecognized benefits in "interest expense and other" in its statements of operations. For the year ended December 31, 2008, Petrohawk recognized no interest and penalties while recognizing $0.1 million for the tax year ending December 31, 2007. The Company had approximately $0.1 million, $0.2 million and $0.1 million for the payment of interest and penalties accrued as December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company had available, to reduce future taxable income, a U.S. federal regular net operating loss (NOL) carryforward of approximately $927.1 million (net of excess tax benefits not recognized of $2.8 million), which expire in the years 2018 through 2028. Utilization of NOL carryforwards is subject to annual limitations due to stock ownership changes. The tax net operating loss carryforward may be limited by other factors as well. The Company also has various state NOL carryforwards, reduced by the valuation allowance for losses that the Company anticipates will expire before they can be utilized, totaling approximately $176.4 million, (net of Texas credit for business loss carryforwards) at December 31, 2008, with varying lengths of allowable carryforward periods ranging from five to 20 years that can be used to offset future state taxable income. It is expected that these deferred tax benefits will be utilized prior to their expiration.

10. RELATED PARTY TRANSACTIONS

In February 2006, the Company repurchased approximately 3.3 million shares of its common stock held by EnCap Investments, L.P., and certain of its affiliates, at a price per share equal to the net proceeds per share that the Company received from a private offering of 13.0 million of its common shares that closed on the same day as the EnCap purchase. The 3.3 million shares were repurchased for $46.2 million.

11. NET (LOSS) INCOME PER COMMON SHARE

The following represents the calculation of net (loss) income per common share:

	Years Ended December 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Basic			
Net (loss) income	$ (388,052)	$ 52,897	$116,563
Less: preferred dividends	—	—	(217)
Net (loss) income available to common stockholders	$ (388,052)	$ 52,897	$116,346
Weighted average basic number of shares outstanding	218,993	168,006	122,452
Basic net (loss) income per share	$ (1.77)	$ 0.31	$ 0.95
Diluted			
Net (loss) income	$ (388,052)	$ 52,897	$116,346
Plus: preferred dividends	—	—	217
Net (loss) income available to common stockholders	$ (388,052)	$ 52,897	$116,563
Weighted average basic number of shares outstanding	218,993	168,006	122,452
Common stock equivalent shares representing shares issuable upon exercise of stock options and stock appreciation rights	Anti-dilutive	1,406	989
Common stock equivalent shares representing shares issuable upon exercise of warrants	Anti-dilutive	971	1,251
Common stock equivalent shares representing shares included upon vesting of restricted shares	Anti-dilutive	865	1,443
Weighted average diluted number of shares outstanding	218,993	171,248	126,135
Diluted net (loss) income per share	$ (1.77)	$ 0.31	$ 0.92

Common stock equivalents, including stock options, SARS, restricted stock and warrants, totaling 7.3 million shares were not included in the computation of diluted net (loss) income per share because the effect would have been anti-dilutive due to the net loss for the year ended December 31, 2008. Common stock equivalents, including stock options, SARS, restricted stock and warrants, totaling 0.1 million and 0.9 million shares were not included in the computation of diluted net (loss) income per share for the years ended December 31, 2007 and 2006, respectively, because the grant prices were greater than the average market price of the common shares and the effect would have been anti-dilutive.

12. ADDITIONAL FINANCIAL STATEMENT INFORMATION

Certain balance sheet amounts are comprised of the following:

	December 31, 2008	December 31, 2007
	(In thousands)	
Accounts receivable:		
Oil and gas sales	$ 98,536	$ 77,033
Gas marketing sales	36,476	—
Joint interest accounts	96,485	52,210
Income taxes receivable	35,535	1,788
Advances receivable	—	15,906
Other	10,317	1,201
	$277,349	$148,138
Prepaids and other:		
Prepaid insurance	$ 2,315	$ 2,690
Prepaid drilling costs	35,739	13,937
Other	2,009	4,392
	$ 40,063	$ 21,019
Accounts payable and accrued liabilities:		
Trade payables	$ 82,028	$ 25,751
Revenues and royalties payable	145,828	90,967
Accrued capital costs	264,888	117,748
Accrued interest expense	42,548	37,557
Prepayment liabilities	59,234	10,977
Accrued lease operating expenses	7,017	6,373
Accrued ad valorem taxes payable	4,029	5,578
Accrued employee compensation	11,723	3,468
Accrued hedging settlements	—	2,028
Other	22,137	31,024
	$639,432	$331,471

Certain cash and non-cash related items:

	Years Ended December 31, 2008	2007	2006
		(In thousands)	
Cash payments:			
Interest payments	$144,241	$128,769	$43,714
Income tax payments (refunds)	22,274	(931)	4,847
Non-cash items excluded from the statements of cash flows:			
Accrued capital expenditures	147,140	6,496	87,642

13. SUBSEQUENT EVENTS

On January 27, 2009, the Company completed a private placement offering to eligible purchasers of an aggregate principal amount of $600 million 10.5% senior notes due August 1, 2014. The notes are priced at 91.279% of the face value to yield 12.75% to maturity. Net proceeds from the offering were used to repay all outstanding borrowings on Petrohawk's Senior Credit Agreement, which will provide additional financial flexibility to fund a portion of its 2009 capital budget, to fund potential acquisitions, to provide for further infrastructure expansion and for general corporate purposes.

During the first quarter of 2009, the Company initiated a borrowing base redetermination of its Senior Credit Agreement. The Company's borrowing base of $950 million, along with its existing terms and pricing, were reaffirmed.

SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

Oil and Natural Gas Reserves

Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

Proved reserves represent estimated quantities of natural gas, crude oil and condensate that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions in effect when the estimates were made. Proved developed reserves are proved reserves expected to be recovered through wells and equipment in place and under operating methods used when the estimates were made.

Estimates of proved reserves at December 31, 2008, 2007 and 2006 were prepared by Netherland, Sewell & Associates, Inc. (Netherland, Sewell), the Company's independent consulting petroleum engineers. All proved reserves are located in the United States.

The following table illustrates the Company's estimated net proved reserves, including changes, and proved developed reserves for the periods indicated, as estimated by Netherland, Sewell. Natural gas liquids are included in natural gas reserves. Oil and natural gas liquids are based on the December 31, 2008 and 2007 West Texas Intermediate posted price of $41.00 per barrel and $92.50 per barrel, and posted price of $57.75 per barrel on December 31, 2006 which are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices are based on a December 31, 2008, 2007 and 2006 Henry Hub spot market price of $5.71 per MMbtu, $6.80 per MMbtu and $5.63 per MMbtu and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

	Proved Reserves		
	Oil (MBbls)	Gas (Mmcf)	Equivalent (Mmcfe)
Proved reserves, December 31, 2005	21,467	308,467	437,269
Extensions and discoveries	4,109	270,526	295,180
Purchase of minerals in place	8,597	485,270	536,852
Production	(2,703)	(63,645)	(79,863)
Sale of minerals in place	(6,528)	(40,653)	(79,821)
Revision of previous estimates	(531)	(30,311)	(33,497)
Proved reserves, December 31, 2006	24,411	929,654	1,076,120
Extensions and discoveries [1]	4,912	296,816	326,288
Purchase of minerals in place	184	42,587	43,691
Production	(2,816)	(99,506)	(116,402)
Sale of minerals in place	(11,553)	(204,093)	(273,411)
Revision of previous estimates	2,601	(10,305)	5,301
Proved reserves, December 31, 2007	17,739	955,153	1,061,587
Extensions and discoveries [1]	1,293	456,817	464,575
Purchase of minerals in place	147	94,406	95,288
Production	(1,554)	(102,273)	(111,597)
Sale of minerals in place	(210)	(2,342)	(3,602)
Revision of previous estimates	(3,577)	(67,076)	(88,538)
Proved reserves, December 31, 2008	13,838	1,334,685	1,417,713

[1] *Includes infill reserves in existing proved fields of 204,787 Mmcfe and 232,065 Mmcfe at December 31, 2008 and 2007, respectively.*

	Proved Developed Reserves		
	Oil (Mbls)	Gas (Mmcf)	Equivalent (Mmcfe)
December 31, 2006	17,944	566,024	673,688
December 31, 2007	12,142	533,902	606,754
December 31, 2008	9,099	737,368	791,962

Capitalized Costs Relating to Oil and Natural Gas Producing Activities

The following table illustrates the total amount of capitalized costs relating to oil and natural gas producing activities and the total amount of related accumulated depreciation, depletion and amortization.

	December 31,		
	2008	2007	2006
		(In thousands)	
Evaluated properties [(1)]	$ 5,084,726	$3,249,484	$2,903,763
Unevaluated properties	2,287,968	677,565	537,611
	7,372,694	3,927,049	3,441,374
Accumulated depletion, depreciation and amortization [(1)]	(2,114,024)	(770,288)	(379,984)
	$ 5,258,670	$3,156,761	$3,061,390

[(1)] *Amounts include costs and associated accumulated depletion, depreciation and amortization for our gas gathering systems and related support equipment.*

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities

Costs incurred in property acquisition, exploration and development activities were as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Property acquisition costs, proved	$ 214,315	$ 165,614	$1,406,489
Property acquisition costs, unproved	1,965,429	356,348	517,695
Exploration and extension well costs	679,887	372,438	337,076
Development costs	582,575	379,749	152,335
Total costs	$3,442,206	$1,274,149	$2,413,595

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following information has been developed utilizing SFAS 69, *Disclosures about Oil and Gas Producing Activities*, (SFAS 69) procedures and based on oil and natural gas reserve and production volumes estimated by the Company's engineering staff. It can be used for some comparisons, but should not be the only method used to evaluate the Company or its performance. Further, the information in the following table may not represent realistic assessments of future cash flows, nor should the Standardized Measure of Discounted Future Net Cash Flow be viewed as representative of the current value of the Company.

The Company believes that the following factors should be taken into account when reviewing the following information:

- future costs and selling prices will probably differ from those required to be used in these calculations;
- due to future market conditions and governmental regulations, actual rates of production in future years may vary significantly from the rate of production assumed in the calculations;

- a 10% discount rate may not be reasonable as a measure of the relative risk inherent in realizing future net oil and natural gas revenues; and
- future net revenues may be subject to different rates of income taxation.

Under the Standardized Measure, future cash inflows were estimated by applying year-end oil and natural gas prices to the estimated future production of year-end proved reserves. Estimates of future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting net cash flows are reduced to present value amounts by applying a 10% discount factor. Use of a 10% discount rate and year-end prices are required by SFAS 69.

The Standardized Measure is as follows:

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Future cash inflows	$ 8,145,908	$ 8,434,767	$ 6,492,900
Future production costs	(1,971,585)	(2,004,206)	(1,703,787)
Future development costs	(1,631,050)	(1,227,874)	(1,044,147)
Future income tax expense	(1,058,344)	(1,549,136)	(1,004,896)
Future net cash flows before 10% discount	3,484,929	3,653,551	2,740,070
10% annual discount for estimated timing of cash flows	(1,651,056)	(1,728,055)	(1,170,023)
Standardized measure of discounted future net cash flows	$ 1,833,873	$ 1,925,496	$ 1,570,047

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

The following is a summary of the changes in the Standardized Measure of discounted future net cash flows for the Company's proved oil and natural gas reserves during each of the years in the three year period ended December 31, 2008.

	Years Ended December 31,		
	2008	2007	2006
		(In thousands)	
Beginning of year	$ 1,925,496	$1,570,047	$1,023,719
Sale of oil and gas produced, net of production costs	(879,143)	(719,677)	(459,881)
Purchase of minerals in place	220,929	84,889	1,484,511
Sales of minerals in place	(9,962)	(903,165)	(265,315)
Extensions and discoveries	782,998	708,563	353,392
Changes in income taxes, net	294,484	(188,388)	(84,094)
Changes in prices and costs	(1,086,271)	817,610	(791,504)
Development costs incurred	582,575	379,749	152,335
Revisions of previous quantities	(135,634)	12,855	(48,142)
Accretion of discount	275,394	198,275	225,683
Changes in production rates and other	(136,993)	(35,262)	(20,657)
End of year	$ 1,833,873	$1,925,496	$1,570,047

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected quarterly financial data derived from the Company's consolidated financial statements. The following data is only a summary and should be read with the Company's historical consolidated financial statements and related notes contained in this document.

	Quarters Ended			
	March 31	June 30	September 30	December 31
	(In thousands, except per share amounts)			
2008				
Total operating revenues	$214,938	$304,633	$304,960	$ 270,679
Income (loss) from operations	82,239	161,593	147,870	(929,752)
Net (loss) income [(1)]	(55,612)	(92,766)	305,465	(545,139)
(Loss) earnings per share of common stock:				
Basic	$ (0.30)	$ (0.45)	$ 1.30	$ (2.18)
Diluted	$ (0.30)	$ (0.45)	$ 1.28	$ (2.18)
2007				
Total operating revenues	$209,243	$233,482	$213,337	$ 227,343
Income from operations	58,677	72,804	55,931	63,237
Net (loss) income [(1)]	(19,415)	45,631	26,795	(114)
(Loss) earnings per share of common stock:				
Basic	$ (0.12)	$ 0.27	$ 0.16	$ (0.00)
Diluted	$ (0.12)	$ 0.27	$ 0.16	$ (0.00)

(1) *The volatility in net (loss) income is substantially due to the Company's accounting policy to mark derivative positions to market and not apply cash flow hedge accounting as well as the Company's full cost ceiling impairment recorded during the fourth quarter of 2008. See Note 7, "Derivative and Hedging Activities" and Note 3, "Oil and Natural Gas Properties" for additional information.*

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

In accordance with Exchange Act Rule 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management has assessed, and our independent registered public accounting firm, Deloitte & Touche LLP, has audited, our internal control over financial reporting as of December 31, 2008. The unqualified reports of management and Deloitte & Touche LLP thereon are included in Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the three months ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

OUR BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our bylaws specify that we shall not have less than one nor more than eleven directors. Our board currently has nine (9) members. Under our bylaws, each director holds office until the annual stockholders' meeting at which such director's class is up for re-election and until the director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Our certificate of incorporation provides that our board of directors is classified into three classes: Class I, Class II and Class III, each class having a three-year term of office. As discussed more fully below under "Proposal I—Election of Directors," three of our current directors, James W. Christmas, James L. Irish III and Robert C. Stone, Jr. have been nominated for reelection at our 2009 annual meeting because of the expiration of the term of their class, Class II, on our classified board of directors.

The following table sets forth the names and ages of all directors, the positions and offices with us held by such persons, the terms of their office and the length of their continuous service as a director:

Name	Director Since	Age	Position	Expiration of Term
Floyd C. Wilson	May 2004	62	Chairman of the Board, President and Chief Executive Officer	2011
James W. Christmas	July 2006	61	Vice Chairman of the Board	2009
Tucker S. Bridwell	May 2004	57	Director	2011
Thomas R. Fuller	March 2006	61	Director	2010
James L. Irish III	May 2004	64	Director	2009
Gary A. Merriman	July 2006	54	Director	2011
Robert G. Raynolds	July 2006	57	Director	2010
Robert C. Stone, Jr.	September 2000	60	Director	2009
Christopher A. Viggiano	July 2006	55	Director	2010

Floyd C. Wilson has served as our Chairman of the Board, President and Chief Executive Officer since May 25, 2004. He was President and Chief Executive Officer of PHAWK, LLC which he founded in June 2003. Mr. Wilson was the Chairman and Chief Executive Officer of 3TEC Energy Corporation from August 1999 until its merger with Plains Exploration & Production Company in June 2003. Mr. Wilson founded W/E Energy Company L.L.C., formerly known as 3TEC Energy Company L.L.C. in 1998 and served as its President until August 1999. Mr. Wilson began his career in the energy business in Houston, Texas in 1970 as a completion engineer. He moved to Wichita, Kansas in 1976 to start an oil and gas operating company, one of several private energy ventures which preceded the formation of Hugoton Energy Corporation in 1987, where he served as Chairman, President and Chief Executive Officer. In 1994, Hugoton completed an initial public offering and was merged into Chesapeake Energy Corporation in 1998.

James W. Christmas has served as a director since July 12, 2006, effective upon the merger of KCS Energy, Inc. ("KCS") into the Company. Mr. Christmas has served as Vice Chairman of the Board of Directors since July 12, 2006. He served as President and Chief Executive Officer of KCS from 1988 until April 2003 and Chairman of the Board and Chief Executive Officer of KCS until its merger into the Company.

Tucker S. Bridwell has served as a director since May 25, 2004. Mr. Bridwell has been the President of Mansefeldt Investment Corporation and the Dian Graves Owen Foundation since September 1997 and manages investments in both entities. He has been in the energy business in various capacities for over 26 years. Mr. Bridwell served as chairman of First Permian, LLC from 2000 until its sale to Energen Corporation in April 2002. Mr. Bridwell also serves on the board of directors of Concho Resources, Inc. and First Financial Bankshares, Inc. He is a Certified Public Accountant and holds B.B.A. and M.B.A. degrees from Southern Methodist University.

Thomas R. Fuller has served as a director since March 6, 2006. Mr. Fuller serves on Petrohawk's Compensation Committee, Reserves Committee, and is the Chairman of the Nominating and Corporate Governance Committee. Mr. Fuller is a principal of Diverse Energy Management Co., a private upstream acquisition, drilling and production company which also invests in other energy-related companies. He has been a principal with the Diverse group of companies since December 1988. Mr. Fuller has over 31 years of experience in the energy and financing industries and is a Registered Professional Engineer in Texas. Mr. Fuller received degrees from the University of Wyoming and the Louisiana State University School of Banking of the South.

James L. Irish III has served as a director since May 25, 2004. Mr. Irish serves as the Company's Chairman of the Audit Committee and as its Lead Director. Mr. Irish served as a director of 3TEC Energy Corporation from 2002 until June 2003, and has served as an advisory director of EnCap Investments L.P. since October 2007. Mr. Irish had been an attorney with Thompson & Knight LLP, a Texas-based law firm, serving in various capacities, including Managing Partner, from 1969 until his retirement from the practice of law in December 2001. Since his retirement, Mr. Irish has been a senior counsel to Thompson & Knight LLP, a position that does not involve actively practicing law or participating in the management or profits of the firm. His practice primarily included the representation of insurance companies, pension plan managers, foundations, banks and other financial institutions and managers with respect to their equity and debt oil and gas investments. Mr. Irish also represented energy companies in connection with project financings, joint ventures, public offerings and similar matters.

Gary A. Merriman has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. Mr. Merriman serves as the Chairman of the Compensation Committee and as a member of the Nominating and Corporate Governance Committee of the Company. Mr. Merriman served as a director of KCS since April 2005. Mr. Merriman retired from Conoco Inc. in 2002, where he had been employed since 1976. While at Conoco, Mr. Merriman held a number of positions including, from 1999 to 2002, President of Exploration and Production for Conoco in the Americas. Prior to that, he was General Manager for Conoco's Refining and Marketing Rocky Mountain Region from 1997 to 1999, President of Conoco Indonesia from 1995 to 1997 and General Manager of North Sea Operations for Conoco UK Limited from 1992 to 1995. Mr. Merriman has over 28 years of international and domestic experience in all aspects of the oil and gas business.

Robert G. Raynolds has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. Mr. Raynolds serves on the Company's Reserves Committee. Mr. Raynolds served as a director of KCS since 1995. He has a PhD in geology and has been an independent consulting geologist for several major and independent oil and gas companies from 1992 until the present, and was a geologist with Amoco Production Company from 1983 until 1992.

Robert C. Stone, Jr. has served as a director since September 2000. Mr. Stone is a member of the Company's Audit Committee, the Nominating and Corporate Governance Committee, and the Chairman of the Reserves Committee. Mr. Stone formed ENG Energy Advisory, LLC ("ENG") in 2007 and serves as its managing member. ENG provides advisory and consulting services to independent E&P companies with emphasis on capital formation, corporate strategy and acquisition and divestiture of producing properties. Mr. Stone retired in June 2007 from his position as Senior Vice President/Manager of Energy Lending at Whitney National Bank in New Orleans, Louisiana, where he was employed since 2000. Prior to this position,

Mr. Stone was Manager of Energy Technical Services, Energy/Maritime Division at Hibernia National Bank from 1998 to 2000 that included evaluation responsibilities for all syndicated and direct lending E&P segment clients. Mr. Stone has held senior management positions in energy banking for over 21 years, with emphasis on small-cap, public and private producers. His experience includes underwriting and managing senior debt, mezzanine and private equity to the independent sector. He began his banking career as an engineer with First National Bank of Commerce in New Orleans in 1983 after working in various engineering positions with Exxon Company, U.S.A. for seven years. He was also a Founding Governor of the City Energy Club of New Orleans and is involved with many civic organizations in New Orleans where he still resides. Mr. Stone holds both a B.S. and M.S. in Engineering from the University of Houston.

Christopher A. Viggiano has served as a director since July 12, 2006, effective upon the merger of KCS into the Company. Mr. Viggiano serves on the Company's Audit Committee and the Compensation Committee. Mr. Viggiano served as a director of KCS since 1988. He has been President, Chairman of the Board and majority owner of O'Bryan Glass Corp., Queens, New York since December 1991. Mr. Viggiano is a Certified Public Accountant and worked in public accounting as an auditor for Arthur Anderson & Co. from 1975 to 1984.

Committees of the Board

Our board has four standing committees: audit, compensation, nominating and corporate governance, and reserves. Actions taken by our committees are reported to the full board. Each committee conducts an annual evaluation of its duties and is expected to conduct an annual review of its charter. Each committee has authority to retain, set the compensation for, and terminate consultants, outside counsel and other advisers as that committee determines to be appropriate.

Audit Committee. The members of our audit committee are: James L. Irish III, Tucker S. Bridwell, Robert C. Stone, Jr., and Christopher A. Viggiano, with Mr. Irish serving as the chairman. The audit committee met on four occasions during 2008. Our board has determined that all members of our audit committee are financially literate within the meaning of SEC rules, under the current listing standards of the New York Stock Exchange, or NYSE, and in accordance with our audit committee charter. Our board has also determined that all members of the audit committee are independent, within the meaning of SEC and NYSE regulations for independence for audit committee members, under our corporate governance guidelines, and in accordance with our audit committee charter, and that Mr. Stone qualifies as an "audit committee financial expert" under the NYSE rules and Item 407(d)(5) of Regulation S-K, and in accordance with our audit committee charter. Our board of directors adopted an amended audit committee charter on December 8, 2008. Please see page 96 under "—Board of Directors; Corporate Governance Matters—Director Independence" for more information on how we determine the independence of our directors.

The primary functions of our audit committee are to monitor internal accounting controls and financial reporting practices, review financial statements and related information, select and retain our independent registered public accountants, review and evaluate the performance, services, and fees of the independent registered public accountants, pre-approve all audit and permitted non-audit services to be provided by the independent registered public accountants, monitor the independence of the independent registered public accountants, and produce a report for inclusion in our proxy statement. Our independent registered public accountants report directly to the audit committee. Additionally, the audit committee discusses with management our earnings releases, including the use of pro-forma financial information, and the information and earnings guidance provided to analysts and rating agencies. The audit committee also reviews and discusses quarterly reports from our independent registered public accountants regarding critical accounting policies and practices, alternative treatments of financial information within generally accepted accounting principles, and other material written communication between our independent registered public accountants and management.

Compensation Committee. The members of our compensation committee are Gary A. Merriman, Thomas R. Fuller, and Christopher A. Viggiano, with Mr. Merriman serving as the chairman. This committee met five times during 2008. Our board of directors has determined that each of the current members of the compensation committee is a "non-employee director" in accordance with Rule 16b-3 of the 1934 Act and an "outside director" in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as required in our compensation committee charter. Our board of directors has also determined that all members of the compensation committee who currently serve are "independent" pursuant to the NYSE rules and in accordance with our compensation committee charter. Our compensation committee is responsible for formulating and recommending to our board of directors the compensation to be paid to our executive officers and directors, and producing an annual report for inclusion in our Form 10-K or proxy statement. The compensation committee also administers our stock option plans, including our 1999 Incentive and Nonstatutory Stock Option Plan, the 2004 Non-Employee Director Incentive Plan, the 2004 Petrohawk Plan, the Mission Resources Corporation 2004 Incentive Plan, the Mission Resources Corporation 1996 Stock Incentive Plan, as amended, the Mission Resources Corporation 1994 Stock Incentive Plan, the KCS Energy, Inc. 2001 Employees and Directors Stock Plan, and the KCS Energy, Inc. 2005 Employees and Directors Stock Plan (as amended, the "2005 KCS Plan"). Our board of directors adopted an amended compensation committee charter on November 3, 2008. Please see page 103 under "Executive Compensation—Compensation Discussion and Analysis—Overview of the Compensation Committee" for additional information on our compensation committee.

Compensation Committee—Interlocks and Insider Participation. See "Compensation Committee Interlocks and Insider Participation" on page 122.

Compensation Discussion and Analysis. See "Executive Compensation—Compensation Discussion and Analysis" starting on page 103.

Nominating and Corporate Governance Committee. The members of our nominating and corporate governance committee are Thomas R. Fuller, Robert C. Stone, Jr., and Gary A. Merriman, with Mr. Fuller serving as the chairman. The nominating committee met five times during 2008. Our board of directors has determined that all members of the nominating and corporate governance committee who currently serve are independent pursuant to the NYSE rules and in accordance with our nominating and corporate governance committee charter. The primary functions of the nominating and corporate governance committee are to recommend candidates to the board of directors as nominees for election at the annual meeting of stockholders or to fill vacancies as they may occur, and to perform an annual performance evaluation of the board of directors. This committee also reviews candidates suggested for nomination by the stockholders. Our board of directors adopted an amended nominating and corporate governance committee charter on February 27, 2007. With respect to procedures for stockholders to suggest candidates for consideration by the committee for the 2010 annual meeting of stockholders, see "Submission of Stockholder Proposals for Our 2010 Annual Meeting of Stockholders" in our proxy statement relating to our 2009 annual meeting of stockholders.

Reserves Committee. The members of our reserves committee are Robert C. Stone, Jr., Robert G. Raynolds, and Thomas R. Fuller, with Mr. Stone serving as the chairman. The reserves committee met on five occasions during 2008. Our board has determined that all members of our reserves committee are independent in accordance with our reserves committee charter. Our reserves committee has been formed to assist our board with oversight in the preparation by independent petroleum engineers of annual and any special reserve reports and/or audits of the estimated amounts of our consolidated hydrocarbon reserves and related information. The reserves committee retains the independent petroleum engineers who evaluate our hydrocarbon reserves and determines their independence from Petrohawk. Our board of directors adopted an amended reserves committee charter on February 27, 2007.

Membership and Meetings of the Board of Directors and its Committees. During 2008, sixteen meetings of our board of directors were held. All directors who served on our board during 2008 attended at least

75% of the total meetings of the board (during the period in which he was a director) and each committee on which they served (during the period that he served on that committee). Our directors also took action by unanimous written consent on five occasions.

Information relating to current committee membership and the number of meetings of the full board and committees held in 2008 is summarized in the following table:

Name of Director	Board of Directors	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Reserves Committee
Floyd C. Wilson	Chairman				
James W. Christmas	Vice Chairman				
Tucker S. Bridwell	Member	Member			
Thomas R. Fuller	Member		Chairman	Member	Member
James L. Irish III	Member	Chairman			
Gary A. Merriman	Member		Member	Chairman	
Robert G. Raynolds	Member				Member
Robert C. Stone, Jr.	Member	Member	Member		Chairman
Christopher A. Viggiano	Member	Member		Member	
Number of Meetings in 2008:	16	4	5	5	5

Corporate Governance Matters

Corporate Governance Web Page and Available Documents. We maintain a corporate governance page on our website at *www.petrohawk.com* where you can find the following documents:

- our corporate governance guidelines;
- our code of ethics for chief executive officer and senior financial officers;
- our code of conduct; and
- the charters of the audit, reserves, nominating and corporate governance, and compensation committees.

We will also provide a printed copy of these documents, without charge, to those who request copies in writing from Joan Dunlap, Vice President—Investor Relations, Petrohawk Energy Corporation, 1000 Louisiana, Suite 5600, Houston, Texas 77002.

Director Independence. On March 13, 2007, our common stock began trading on the NYSE under the symbol "HK" and we became subject to the rules of NYSE applicable to NYSE listed companies, including the NYSE corporate governance rules. Prior to March 13, 2007, we were subject to the rules of NASDAQ applicable to NASDAQ listed companies, including the NASDAQ corporate governance rules.

The current listing standards of the NYSE require our board to affirmatively determine the independence of each director and to disclose such determination in the proxy statement for each annual meeting of our stockholders. The board, at its meeting held on February 24, 2009, affirmatively determined that each of Messrs. Bridwell, Fuller, Irish, Merriman, Raynolds, Stone and Viggiano is an "independent director" with respect to Petrohawk under the independence standards of our corporate governance guidelines, adopted as of February 24, 2009 and described below, and under the corporate governance rules of the NYSE codified in Section 303A of the NYSE Listed Company Manual.

Our board established the following standards for determining director independence in our corporate governance guidelines:

A majority of the directors on our board must be "independent". No director qualifies as "independent" unless the board affirmatively determines that the director has no "material relationship" with Petrohawk, either directly, or as a partner, shareholder or officer of an organization that has a relationship with Petrohawk. A "material relationship" is a relationship that the board determines, after a consideration of all relevant facts and circumstances, compromises the director's independence from management. Our board's determination of independence must be consistent with all applicable requirements of the NYSE, the SEC, and any other applicable legal requirements. Our board may adopt specific standards or guidelines for independence in its discretion from time to time, consistent with those requirements. As set forth in the NYSE Listed Company Manual Section 303A.02, our board must consider the following factors that preclude a finding by the board of a member's or prospective member's "independence" from Petrohawk:

1. A director who is, or who has been within the last three years, an employee of Petrohawk (including in each case subsidiaries or parent entities in a consolidated group), or an immediate family member who is, or has been within the last three years, an executive officer, of Petrohawk;

2. A director who has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from Petrohawk, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); provided, that, compensation received by a director for former service as an interim Chairman or CEO or other executive officer need not be considered in determining independence under this test, and compensation received by an immediate family member for service as an employee of Petrohawk need not be considered in determining independence under this test;

3. (A) A director is a current partner or employee of a firm that is Petrohawk's internal or external auditor; (B) a director who has an immediate family member who is a current partner of such a firm; (C) a director who has an immediate family member who is a current employee of such a firm and who participates in Petrohawk's audit; or (D) a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Petrohawk's audit within that time;

4. A director or an immediate family member who is, or who has been within the last three years, employed as an executive officer of another company where any of Petrohawk's present executive officers at the same time serves or served on that company's compensation committee; and

5. A director who is a current employee, or an immediate family member who is a current executive officer, of a company that has made payments to, or received payments from, Petrohawk for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

For purposes of determining "independence" of a director based on the tests set forth above, among other things, the following applies:

A. In applying the test in section 5 above, both the payments and the consolidated gross revenues to be measured are those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between Petrohawk and the director or immediate family member's current employer; Petrohawk is not required to consider former employment of the director or the immediate family member.

B. For purposes of section 5 above, contributions to tax exempt organizations are not considered "payments," although Petrohawk still considers the "materiality" of any such relationship in determining the "independence" of a director.

C. For purposes of determining "independence," an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares such person's home, and does not include individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

Our corporate governance guidelines set forth our policy with respect to qualifications of the members of the board, the standards of director independence, director responsibilities, board meetings, director access to management and independent advisors, director orientation and continuing education, director compensation, chairman and CEO dual responsibilities, management evaluation and succession, annual performance evaluation of the board, and executive sessions.

As discussed on page 96, our board determined that Mr. Irish is an "independent director" under our corporate governance guidelines and under NYSE rules. In determining that Mr. Irish is an "independent director," our board considered that Mr. Irish is senior counsel to Thompson & Knight LLP, which we have engaged for the purpose of obtaining legal advice. In concluding that this relationship did not result in a material relationship between Petrohawk and Mr. Irish, our board considered, among other things, that Mr. Irish does not actively engage in the practice of law with Thompson & Knight or participate in the management or profits of that firm.

Nomination Process. Our nominating and corporate governance committee reviews possible candidates for nomination to the board of directors and recommends candidates for nomination to the board for approval. The committee and the board have adopted guidelines that describe specific traits, abilities, and experience which the committee and the board consider in selecting candidates for nomination as directors. Among the standards and qualifications the committee and the board seek are individuals of high ethical character who share our values and who possess varied backgrounds. The board is expected to have some members with specialized skills in the oil and gas exploration and development industry, including individuals with strong technical backgrounds. Absent special circumstances, we are generally of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, giving us the benefit of the familiarity and insight into our affairs that directors have accumulated during their tenure, while contributing to our board's ability to work as a collective body. Accordingly, it is the general policy of the committee to nominate qualified incumbent directors who continue to satisfy the committee's membership criteria, whom the committee believes will continue to make important contributions to the board and who consent to stand for reelection and continue their service on the board. The nominating and corporate governance committee is responsible for assessing the appropriate mix of skills and characteristics required of directors in the context of perceived needs of the board at any given point in time and reviews and updates the criteria for nomination as they determine to be necessary.

Stockholder Nomination Process. Our nominating and corporate governance committee considers suggestions from many sources, including management, directors, and stockholders regarding possible candidates for nomination to the board of directors. Any such suggestion by a stockholder should be submitted to the nominating and corporate governance committee in writing, c/o David S. Elkouri, Executive Vice President—General Counsel and Secretary, at 1000 Louisiana, Suite 5600, Houston, Texas, 77002. The information should include the name and address of the stockholder suggesting the individual as they appear on our books, the number and class of shares owned beneficially and of record by the stockholder, the suggested individual's name and address, a description of all arrangements or understandings (if any) between the stockholder and the individual being suggested for the committee's consideration, the information about the individual being suggested that would be required to be included in a proxy statement filed with the SEC, and an indication of the individual's willingness to be named as a nominee and to serve as a director of Petrohawk if nominated by the committee and the board. The recommendation must be accompanied by the candidate's written consent to being named in our proxy statement as a nominee for election to the board of directors and to serving as a director, if elected. The recommendation and the director candidate's written consent must be provided to us for an annual meeting of stockholders in accordance with the provisions of "Submission of

Stockholder Proposals for Our 2010 Annual Meeting of Stockholders" in our proxy statement relating to our 2009 annual meeting of stockholders and must otherwise comply with all the provisions set forth in Rule 14a-8 under the 1934 Act, and any other requirements of state law. We may also require any proposed nominee to furnish such other information as we or the committee may reasonably require to determine the eligibility of the nominee to serve as a director. For the deadline for stockholder suggestions of individuals to be considered by the committee for nomination as a candidate to be elected at the 2010 annual meeting of stockholders, see "Submission of Stockholder Proposals for Our 2010 Annual Meeting of Stockholders" in our proxy statement relating to our 2009 annual meeting of stockholders. Candidates who have been suggested by stockholders are evaluated by the nominating and corporate governance committee in the same manner as are other candidates. Our nominating and corporate governance committee has not retained a third-party search firm to identify candidates, but may do so in the future in its discretion.

The nominating and corporate governance committee did not receive any stockholder recommendations for nomination to our board of directors in connection with this year's annual meeting. The nominating and corporate governance committee has recommended Messrs. Christmas, Irish and Stone, who are current Class II directors, for reelection as the term of their class, Class II, is expiring on our classified board of directors.

Communications with the Board. Our stockholders may communicate concerns to any specific director, board committee or to the full board of directors by sending letters addressed to such directors, board committee or the full board of Petrohawk Energy Corporation at 1000 Louisiana, Suite 5600, Houston, Texas 77002, Attention: Mark J. Mize, Chief Ethics Officer. The Chief Ethics Officer will then, as appropriate, forward the communication to the intended director or directors, board committee or the full board of directors. If the stockholder wishes the communication to be confidential, then the communication should be provided in a form that will maintain confidentiality such as stamping the envelope and the contents as "confidential".

Communications with the Non-Management Directors. Interested parties may communicate concerns to the non-management members of our board of directors by sending a communication to the chairman of the audit committee, James L. Irish III, 1722 Routh Street, Suite 1500, Dallas, Texas 75201. The chairman of the audit committee will then forward such communication to all of our other non-management directors.

Executive Sessions. Our corporate governance guidelines currently provide that non-management directors must meet at regularly scheduled executive sessions without management, and if the group of "non-management" directors includes directors who are not independent under the NYSE rules, we must at least once a year schedule an executive session including only the independent directors. Our lead director, who is currently Mr. Irish and who is an independent and non-management director, presides over the executive sessions of our non-management directors. During 2008, our independent directors held four executive sessions without management present, and Mr. Irish presided over each executive session.

Board Attendance at Stockholder Meetings. Our corporate governance guidelines provide that our directors are strongly encouraged to attend annual meetings of our stockholders. Four members of our board attended last year's annual meeting of stockholders.

MANAGEMENT

The following table sets forth the names and ages of all of our corporate officers, the positions and offices with us held by such persons, the terms of their office and the length of their continuous service as a corporate officer:

Name	Corporate Officer Since	Age	Position
Floyd C. Wilson	May 2004	62	Chairman of the Board, President and Chief Executive Officer
Mark J. Mize	July 2005	37	Executive Vice President—Chief Financial Officer and Treasurer
Larry L. Helm	July 2004	61	Executive Vice President—Finance and Administration
Stephen W. Herod	May 2004	50	Executive Vice President—Corporate Development and Assistant Secretary
Richard K. Stoneburner	May 2004	55	Executive Vice President—Chief Operating Officer
David S. Elkouri	August 2007	55	Executive Vice President—General Counsel and Secretary
H. Weldon Holcombe	March 2007	56	Executive Vice President—Mid-Continent Region
Charles W. Latch	November 2007	64	Senior Vice President—Western Region
Tina S. Obut	March 2007	44	Senior Vice President—Corporate Reserves
C. Byron Charboneau	March 2008	32	Vice President—Chief Accounting Officer and Controller
Joan W. Dunlap	July 2007	35	Vice President—Investor Relations
Charles E. Cusack III	May 2008	50	Vice President—Exploration

Our executive officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Floyd C. Wilson has served as our Chairman of the Board, President and Chief Executive Officer since May 25, 2004. He was President and Chief Executive Officer of PHAWK, LLC which he founded in June 2003. Mr. Wilson was the Chairman and Chief Executive Officer of 3TEC Energy Corporation from August 1999 until its merger with Plains Exploration & Production Company in June 2003. Mr. Wilson founded W/E Energy Company L.L.C., formerly known as 3TEC Energy Company L.L.C. in 1998 and served as its President until August 1999. Mr. Wilson began his career in the energy business in Houston, Texas in 1970 as a completion engineer. He moved to Wichita, Kansas in 1976 to start an oil and gas operating company, one of several private energy ventures which preceded the formation of Hugoton Energy Corporation in 1987, where he served as Chairman, President and Chief Executive Officer. In 1994, Hugoton completed an initial public offering and was merged into Chesapeake Energy Corporation in 1998.

Mark J. Mize has served as Executive Vice President—Chief Financial Officer and Treasurer since August 10, 2007. Mr. Mize was also appointed and has served as our Chief Ethics Officer and Insider Trading Compliance Officer since that time. He served as Vice President, Chief Accounting Officer and Controller from July 2005 until August 10, 2007. Mr. Mize joined us on November 29, 2004 as Controller. Prior to joining us, he was the Manager of Financial Reporting of Cabot Oil & Gas Corporation, a public oil and gas exploration company, from January 2003 to November 2004. Prior to his employment at Cabot Oil & Gas Corporation, he was an Audit Manager with PricewaterhouseCoopers LLP from 1996 to 2002. Mr. Mize is a Certified Public Accountant.

Larry L. Helm has served as Executive Vice President—Finance and Administration since August 1, 2007. Mr. Helm served as Vice President—Chief Administrative Officer from July 15, 2004 until August 1, 2005, and as Executive Vice President—Chief Administrative Officer from August 1, 2005 until August 2007. Prior to serving as an executive officer, Mr. Helm served on our Board of Directors for approximately two months. Mr. Helm was employed with Bank One Corporation from December 1989 through December 2003. Most recently Mr. Helm served as Executive Vice President of Middle Market Banking from October 2001 to December 2003. From April 1998 to August 1999, he served as Executive Vice President of the Energy and Utilities Banking Group. Prior to joining Bank One, he worked for 16 years in the banking industry primarily serving the oil and gas sector. He served as director of 3TEC Energy Corporation from 2000 to June 2003.

Stephen W. Herod has served as Executive Vice President—Corporate Development and Assistant Secretary since August 1, 2005. Mr. Herod served as Vice President—Corporate Development from May 25, 2004 until August 1, 2005. Prior to joining us, he was employed by PHAWK, LLC from its formation in June 2003 until May 2004. He served as Executive Vice President—Corporate Development for 3TEC Energy Corporation from December 1999 until its merger with Plains Exploration & Production Company in June 2003 and as Assistant Secretary from May 2001 until June 2003. Mr. Herod served as a director of 3TEC from July 1997 until January 2002. Mr. Herod served as the Treasurer of 3TEC from 1999 until 2001. From July 1997 to December 1999, Mr. Herod was Vice President—Corporate Development of 3TEC. Mr. Herod served as President and a director of Shore Oil Company from April 1992 until the merger of Shore with 3TEC's predecessor in June 1997. He joined Shore's predecessor as Controller in February 1991. Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Superior Oil Company employed Mr. Herod as a financial analyst.

Richard K. Stoneburner has served as Executive Vice President—Chief Operating Officer since September 13, 2007. Mr. Stoneburner previously has served as Executive Vice President—Exploration from August 1, 2005, until September 13, 2007. Mr. Stoneburner served as Vice President—Exploration from May 25, 2004 until August 1, 2005. Prior to joining us, he was employed by PHAWK, LLC from its formation in June 2003 until May 2004. He joined 3TEC in August 1999 and was its Vice President—Exploration from December 1999 until its merger with Plains Exploration & Production Company in June 2003. Mr. Stoneburner was employed by W/ E Energy Company as District Geologist from 1998 to 1999. Prior to joining 3TEC, Mr. Stoneburner worked as a geologist for Texas Oil & Gas, The Reach Group, Weber Energy Corporation, Hugoton and, independently through his own company, Stoneburner Exploration, Inc. Mr. Stoneburner has over 31 years of experience in the energy business.

David S. Elkouri has served as Executive Vice President—General Counsel and Secretary of Petrohawk since August 1, 2007. Mr. Elkouri has served as lead outside counsel for Petrohawk since 2004 and has been actively involved with the Company's growth since that time. Prior to that time he served as lead outside counsel for 3TEC Energy Corporation from its inception in 1999 until it was acquired in 2003 and for Hugoton Energy Corporation from its inception in 1994 until it was acquired in 1998. Mr. Elkouri is a co-founder of Hinkle Elkouri Law Firm L.L.C. Mr. Elkouri's practice has focused on tax, corporate and securities law with an emphasis on the oil and gas industry. Mr. Elkouri is a graduate of the University of Kansas School of Law where he served as a Research Editor of the Kansas Law Review.

H. Weldon Holcombe joined Petrohawk on July 12, 2006, effective upon the merger of KCS Energy, Inc. with and into the Company and has served as Executive Vice President—Mid-Continent Region since March 1, 2007. After the merger of KCS and Petrohawk, Mr. Holcombe became responsible for all of the merged company's operations in the Mid-Continent Region including our interests in the Elm Grove and Terryville fields among others throughout the Mid-Continent Region. With the Company's acquisition of Fayetteville Shale acreage in Arkansas and Haynesville Shale acreage in North Louisiana and East Texas, Mr. Holcombe became responsible for the growth and development of these key assets. Prior to the merger of KCS and Petrohawk, Mr. Holcombe served as Senior Vice President of KCS responsible for operations and engineering. Prior to joining KCS in 1996, he spent many years with Exxon in project and management positions associated with sour gas treatment, drilling, completions and reservoir management. Mr. Holcombe holds a degree in engineering from Auburn University.

Charles W. Latch has served as the Company's Senior Vice President—Western Region since November 2007. From July 2006 through October 2007, Mr. Latch served as the Company's Vice President of Operations. From 2004 until joining the Company in July 2006, Mr. Latch was employed by KCS Resources, serving as Vice President of Operations since November 2004. Mr. Latch was Senior Vice President of Technical Services with El Paso Production Company from November 2002 until joining KCS Resources.

Tina S. Obut has served as Senior Vice President—Corporate Reserves since May 15, 2008. Ms. Obut served as Vice President—Corporate Reserves from March 2007 to May 15, 2008. Ms. Obut initially joined the Company in April 2006 as Manager of Corporate Reserves. Prior to joining us, Ms. Obut was employed by El Paso Production Company as Manager of Reservoir Engineering Evaluations from July 2004 until April 2006. From 2001 to 2004, Ms. Obut was Planning and Asset Manager at Mission Resources. From 1992 to 2001, Ms. Obut was a Vice President with Ryder Scott Company, and from 1989 to 1992, she worked as a reservoir engineer with Chevron. Ms. Obut is a Registered Petroleum Engineer.

C. Byron Charboneau has served as the Company's Vice President—Chief Accounting Officer and Controller since March 2008. From August 2007 through February 2008, Mr. Charboneau served as the Financial Controller and from January 2005 through July 2007, Mr. Charboneau served as the Company's Director of Compliance and Accounting Research. From 1999 until joining the Company in January 2005, Mr. Charboneau was employed in the audit practice of PricewaterhouseCoopers, most recently as an audit manager with the Energy, Utilities and Mining Industry group. Mr. Charboneau is a Certified Public Accountant.

Joan W. Dunlap has served as Vice President—Investor Relations since July 2007. From August 2004 until 2006, Ms. Dunlap served as the Company's Assistant Treasurer. Prior to joining Petrohawk, she was employed as an investment banking associate with JPMorgan Chase, accredited with Series 7 and Series 63, and as a financial analyst and research assistant for the Federal Reserve Bank. Ms. Dunlap holds a bachelor's degree in economics from Tulane University and an M.B.A. from Rice University.

Charles E. Cusack III has served as Vice President—Exploration since May 2008. Mr. Cusack currently serves as the Haynesville Shale Project Manager and has most recently served as Petrohawk's Exploration Manager for the Gulf Coast Division. Mr. Cusack was instrumental in the growth of the region from our initial investment in 2004, to its sale in 2007. Mr. Cusack has over 25 years of exploration and exploitation experience having worked in various positions for 3TEC Energy, Cockrell Oil, Amerada Hess, Tenneco Oil, and Gulf Oil. He holds an engineering degree from Texas A&M University.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires our directors, certain officers and holders of 10% or more of any class of our stock to report to the SEC, by a specified date, initial reports of ownership and reports of changes in ownership of our stock and other equity securities. To our knowledge based solely on a review of copies of reports filed under Section 16(a) furnished to us, our directors, executive officers and holders of 10% or more of our shares complied with these requirements, except that Christopher A. Viggiano was late filing a Form 4, and Richard K. Stoneburner, H. Weldon Holcombe, Charles W. Latch and Tina S. Obut were each late filing a Form 4 relating to the withholding of shares to satisfy withholding taxes applicable upon the vesting of restricted stock.

ITEM 11. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

The following discussion of executive compensation contains descriptions of various employment-related agreements and employee benefit plans. These descriptions are qualified in their entirety by reference to the full text of the referenced agreements and plans, which have been filed by us as exhibits to our reports on Forms 10-K, 10-Q and 8-K filed with the SEC.

Compensation Discussion and Analysis

Introduction

The following discussion provides an overview of the compensation committee of our board of directors, the background and objectives of our compensation programs for our senior management, and the material elements of the compensation of each of our executive officers identified in the following table, whom we refer to as our named executive officers:

Name	Title
Floyd C. Wilson	Chairman of the Board, President and Chief Executive Officer (our principal executive officer)
Mark J. Mize	Executive Vice President—Chief Financial Officer and Treasurer (our principal financial officer)
Richard K. Stoneburner	Executive Vice President—Chief Operating Officer
Larry L. Helm	Executive Vice President—Finance and Administration
H. Weldon Holcombe	Executive Vice President—Mid-Continent Region

Overview of the Compensation Committee

The compensation committee of the board of directors is comprised entirely of independent directors in accordance with the rules of the New York Stock Exchange governing listed companies. The current members of our compensation committee are Gary A. Merriman (Chairman), Christopher A. Viggiano, and Thomas R. Fuller.

The primary duties and responsibilities of the compensation committee are to establish and implement our compensation policies and programs for senior management, including the named executive officers. The compensation committee has the authority under its charter to engage the services of outside advisors, experts and others to assist it. A copy of our compensation committee charter is available on our website at *www.petrohawk.com* under the section "*About Us—Corporate Governance.*" The compensation committee also periodically reviews and assesses the adequacy of its charter and recommends any proposed changes to our board of directors for approval.

The compensation committee works with our executive vice president—finance and administration to establish an agenda for each meeting of the compensation committee and, with the assistance of outside advisors, to prepare meeting materials. Our chief executive officer, executive vice president—finance and administration and outside advisors may be invited to attend all or a portion of a compensation committee meeting depending on the nature of the matters to be discussed. Only members of the compensation committee vote on items before the compensation committee; however, the compensation committee and board of directors often solicit the views of the chief executive officer on compensation matters, including as they relate to the compensation of the other members of senior management.

Objectives of Our Compensation Program

Our success depends on the continued contributions of our senior management and other key employees. Our compensation program is intended to attract, motivate and retain experienced and qualified personnel by providing compensation that is competitive in relation to our peers while recognizing overall business results and individual merit, and which supports the attainment of our strategic objectives by tying the interests of senior management and key employees to those of our stockholders through the use of equity-based compensation.

Design of Our Compensation Program

Our compensation program for senior management, including the named executive officers, is designed to:

- provide compensation that is competitive with our compensation peer group;
- balance short-term and long-term goals through the use of annual cash incentives and grants of long-term equity incentives; and
- deliver a mix of fixed and at-risk compensation that is directly related to stockholder value and our overall performance.

Each element of compensation is reviewed and considered with the other elements of compensation to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program. In designing the compensation program and in determining senior management compensation, including the compensation of the named executive officers, we also considered the following factors:

- our operating and financial performance compared with targeted goals;
- our size, growth and performance relative to companies in our compensation peer group;
- each individual's contributions to our overall results; and
- the external challenges to our ability to attract and retain strong management.

In establishing compensation, the committee retains an independent compensation consultant, Longnecker & Associates, to assist us in evaluating the competitiveness of our executive compensation programs and in assessing whether our compensation practices are achieving our goals. As part of its engagement, Longnecker & Associates generates a report that includes a compilation of compensation and performance data ("Survey Data") prepared based upon data for our compensation peer group, set forth below, broad industry-specific compensation survey data for other companies that participate in energy and general industry surveys, as well as particularized data for industry participants to the extent the consultant determines that such additional data would prove useful in our compensation process. We utilize the Survey Data to assess the competitiveness of our compensation programs with our compensation peer group and their effectiveness in achieving our goals. The consultant reports directly to the committee and may work with management when preparing materials for the committee. Longnecker & Associates provides no other service for us.

In developing our compensation structure, we review the compensation and benefit practices, as well as levels of pay, of a compensation peer group of companies selected by the compensation committee from domestic oil and natural gas exploration and development companies. We periodically review, evaluate and update our compensation peer group to provide on-going comparability for compensation purposes. Adjustments to our compensation peer group are made from time to time on account of business combinations or sales of peer group companies, as well as when necessary, in the opinion of our compensation committee, to better reflect the companies that compete with us for management talent and share common characteristics with our business, assets, drilling budget and size. However, because we compete for management talent with other companies in the industry who are engaged in the exploration, development and production of oil and natural gas, both onshore and offshore, we also compare our pay practices to a broad industry group based upon the Survey Data. For the compensation structure developed for 2008, the compensation peer group consisted of the following ten companies:

- Cabot Oil & Gas Corporation
- Comstock Resources, Inc.
- Cimarex Energy Corporation
- Encore Acquisition Company
- EXCO Resources, Inc.
- Forest Oil Corporation
- The Houston Exploration Company
- Range Resources Corporation
- St. Mary Land & Exploration Company
- Whiting Petroleum Corporation

In conjunction with our consideration of cash bonuses to be paid in 2009 based upon 2008 performance, as well as in establishing 2009 base salary and equity awards, we revised our compensation peer group on account of business combinations in the prior year group and due to changes in our business and assets over the year. Our compensation peer group for 2009 consists of the following eleven companies:

- Berry Petroleum Company
- Cabot Oil & Gas Corporation
- Carrizo Oil & Gas, Inc.
- Cimarex Energy Corporation
- Comstock Resources, Inc.
- Denbury Resources Inc.
- EXCO Resources, Inc.
- Forest Oil Corporation
- Mariner Energy Inc.
- Plains Exploration & Production Company
- St. Mary Land & Exploration Company

For 2008, we generally targeted compensation for our management at approximately the 75th percentile of our compensation peer group. We established compensation at this level because we believe it is required for us to attract and retain talented management capable of executing our rapid growth business plan and managing our business in a competitive environment. In establishing total compensation for our management, our compensation committee assesses the performance of our management relative to our peer group and in light of compensation practices among the broader industry group against whom we compete for management talent.

The operating and financial performance factors that we utilize in our compensation program and the goals that we established relative to those factors for 2008 are discussed in detail below, under the heading "*Annual Cash Incentives*". As discussed below, in establishing bonuses for 2008 (paid in 2009) our emphasis is on our company's performance across various operating metrics and taking into consideration our management's performance in formulating and implementing our strategic objectives in light of internal and external challenges encountered during the year. Our compensation committee views the successful implementation of our goals as a "team" effort and does not establish individualized performance targets or goals. However, our compensation committee does recognize that each member of management will contribute to our overall results and the achievement of our goals to varying degrees, and it takes these relative contributions into account in establishing annual cash incentives, also as discussed below.

2008 Compensation Program

Elements of Compensation

The principal elements of our executive compensation program are base salary, annual cash incentives, long-term equity incentives in the form of stock options, stock appreciation rights and restricted stock grants as well as post-termination severance (under certain circumstances), and other benefits and perquisites, consisting of life and health insurance benefits, a qualified 401(k) savings plan, the reimbursement of automobile expenses for our chief executive officer and the reimbursement of certain club dues for our chief executive officer and chief financial officer.

Base Salary

We review base salaries for our chief executive officer and other executives annually to determine if a change is appropriate. In reviewing base salaries, we consider several factors, including a comparison to base salaries paid for comparable positions in our compensation peer group and the compensation reflected in the Survey Data, the relationship among base salaries paid within our company and individual experience and contributions. Our intent is to fix base salaries at levels that we believe are consistent with our program design objectives, including the ability to attract, motivate and retain individuals in a competitive environment. During 2008, we increased the base salaries of the named executive officers based upon our analysis of competitive market practice.

Base salaries for our named executive officers in 2008 were as follows:

Name	Amount of Base Salary Increase for 2008	2008 Base Salary
Floyd C. Wilson	$60,000	$660,000
Mark J. Mize	$40,000	$300,000
Richard K. Stoneburner	$50,000	$350,000
Larry L. Helm	$25,000	$350,000
H. Weldon Holcombe	$50,000	$300,000

Subsequent to 2008, and effective March 1, 2009, we increased the base salaries of the named executive officers based upon our annual analysis of competitive market practice and, in the case of Mr. Stoneburner, considering his appointment as Chief Operating Officer. In general, we targeted base compensation using the same 75th percentile target for our compensation peer group as we utilized in 2008, except for our chief executive officer, where we targeted the 90th percentile of our compensation peer group. Information regarding the incremental increase for 2009 in the base salary of each of the named executive officers is set forth below under the heading "*Compensation Adjustments and Long-term Incentive Awards Subsequent to Fiscal Year End.*"

Annual Cash Incentives

Annual cash incentives for each year are determined during the February following the end of the year, when our results for the preceding year become available. Annual cash incentive compensation is intended to focus and reward individuals on measures identified as having a positive impact on our annual business results. As a general matter, we review the following performance factors in determining annual cash incentives:

- increases in annual production rates;
- growth in proved reserves and resource potential;
- finding and development costs;

- cash flow from operations per share;
- lease operating expenses per mcfe;
- general and administrative expenses per mcfe; and
- qualitative factors considered significant by the compensation committee.

With respect to some of these factors, our compensation committee establishes targets in advance, generally in February of each year. For certain other factors, the compensation committee does not establish targets but takes performance relative to prior year results into account in establishing compensation. For 2008, our compensation committee established targets for production (between 295 million cubic feet natural gas equivalent per day (Mmcfe/d) to 315 Mmcfe/d); lease operating expense (between $0.50 – $0.60 per mcfe), general and administrative expenses (between $0.33 – $0.40 per mcfe, excluding stock based compensation expense). For 2008, taking into account the compensation practices of our compensation peer group, as reflected in the Survey Data, our compensation committee also established an annual cash incentive target for senior executives of 100% of base salary, with the understanding that such amount might be earned if the targets for performance factors established by the compensation committee in advance were met and company performance relative to the other performance factors was deemed satisfactory, in our discretion. We do not assign in advance any specific weight to any of the performance factors that we take into account in making compensation determinations.

We establish bonus targets and performance targets for senior management for a variety of reasons, including to assist in communicating corporate objectives and expectations and to motivate management. However, our compensation program is not formulaic or inflexible. We retain the discretion to alter performance factors and targets and, in assessing performance of the company or an individual, such other factors as we may consider relevant in establishing compensation. Accordingly, compensation, including annual cash compensation, may vary greatly from year to year and from executive to executive as a consequence of corporate performance and individual contribution relative to the factors listed above and other factors that we may consider important, which may carry varying weight over time depending on the circumstances. As we did for 2008, we may award cash bonuses that are in excess of targeted annual cash incentive compensation.

During mid-2007, our chief executive officer recommended, and we announced, a fundamental change in our business strategy that involved a shift in focus towards unconventional resource-style natural gas plays which we believed would better position us for long-term production and reserve growth. As part of our execution of this strategy, we sold our Gulf Coast properties in November 2007 for approximately $800 million. At the time, our Gulf Coast properties represented a significant percentage of our then current production, proved reserves and potential future drilling locations, and the disposition of these properties and our investment in largely undeveloped, non-producing properties resulted in the additional challenge of successfully managing our near-term cash flow requirements. The proceeds from the sale of our Gulf Coast properties as well as capital we raised by accessing the debt and equity markets during 2008 were deployed to accumulate our largely undeveloped acreage position in several shale plays, including in the Haynesville, Eagle Ford, and Fayetteville shales, and to support our capital spending, including a substantial drilling budget allocated to these properties. These actions were successfully implemented against the backdrop of a recession in the United States, significant declines in the stock exchanges and, during the latter part of 2008, disruptions in the credit markets and dramatically declining commodity prices.

For 2008, we reported production of 305 Mmcfe/d, which represented a 35% increase over 2007 and was within the target range established by our compensation committee; lease operating expense of $0.47 per mcfe, which was $0.03 per mcfe below the low-end of our target range; and general and administrative expenses of $0.56 per mcfe, which was $0.16 per mcfe above the high-end of our target range due to staffing increases associated with our growth that were not contemplated at the time this target was established. We also reported proved reserves 34% higher than year-end 2007, and improved our potential to realize additional increases in future reserves and production as a consequence of our accumulation of a large undeveloped leasehold acreage position. Among the other performance factors for which no targets were established, cash flow per share was lower and finding and development costs were higher than in the prior year, but these measures were adversely impacted by, among other things, the implementation of our strategic plan, including the sale of our Gulf Coast properties, our investment in undeveloped acreage and our associated financing activities. As a consequence of our implementation of our strategic plan beginning in late 2007 and continuing through 2008, however, qualitative factors relating to the execution of that plan were a more significant influence on the annual cash compensation paid to the named executive officers for 2008 than was performance relative to these operating metrics.

In light of the foregoing achievements, and taking into account the Survey Data regarding the cash incentives paid to senior management by our compensation peer group to assess the competitiveness of our compensation, senior executives were awarded cash bonuses generally equal to two times their base salary, or twice the target established in advance, with Messrs. Wilson, Stoneburner and Holcombe receiving amounts in excess of that multiple based upon the compensation committee's determination that their relative contributions were more integral to the implementation of our strategic objectives and our overall performance, given their positions and responsibilities. Specifically, Messrs. Stoneburner and Holcombe were directly responsible for our drilling, completion, production and sales activities that underlay our performance, and Mr. Wilson was ultimately responsible for the implementation of our strategic and operational objectives and the management of our affairs in a challenging environment.

The annual cash incentives awarded to the named executive officers for fiscal year 2008 performance are included in the Summary Compensation Table for 2008 on page 117. The table reflects awards for 2008 performance that were paid during March 2009.

Long-term Incentives

Long-term incentives comprise a significant portion of a senior executive's compensation package. Long-term incentives are consistent with our objective of providing an "at-risk" component of compensation. Our business strategy embraces the consolidation trend in our industry and providing long-term incentive award opportunities for senior executives and key employees both align their interests with those of our stockholders and help to offset the negative implications that such a strategy may have on our ability to attract and retain talented management and key employees. In establishing long-term incentive awards we endeavor to remain consistent with the Survey Data while taking into account each individual's performance.

In 2008, the compensation committee awarded grants of restricted stock and stock options to senior executives, each of which is discussed in more detail below. For 2009, the compensation committee has approved a mix of long-term incentives awarded to senior executives that includes stock options and restricted stock. For the past several years, our compensation committee has awarded an approximately equal amount in value of long-term incentive awards comprised of restricted stock and stock options or stock settled stock appreciation rights because of the differing risk and reward characteristics of these awards and considering the Survey Data. From time to time, the compensation committee may utilize a different mix of stock options, restricted stock and stock appreciation rights, each of which is permitted under our equity incentive plans, discussed in more detail below, depending upon the compensation committee's current view of the most efficacious method to provide incentives under current market conditions, taking into account the practices of our peer group, as reflected in the Survey Data. The compensation committee approves the total stock options, restricted stock and stock appreciation rights that will be made available to all employees as well as the size of individual grants for each member of senior management. All grants are made in accordance with our Equity-Based Incentive Grant Policy, which sets forth the timing of awards and the procedures for making awards and, in the case of stock options and stock appreciation rights, for determining the exercise price or grant value, respectively, of the award. The amounts granted vary each year and are based on management's performance, our analysis of compensation peer group data, the Survey Data and management's total compensation package. Previous awards and grants, whether vested or unvested, may be considered by the compensation committee in establishing the current year's awards and grants.

2004 Employee Incentive Plan

On June 3, 2004, our compensation committee and our board of directors approved the Petrohawk Energy Corporation 2004 Employee Incentive Plan, as amended, referred to as the 2004 Petrohawk Plan in this report. On July 15, 2004, the 2004 Petrohawk Plan was approved by our stockholders. Increases to the number of shares available under the 2004 Petrohawk Plan were subsequently approved by our stockholders in November 2004, July 2005, July 2006 and July 2007. Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants under the 2004 Petrohawk Plan, currently a maximum of 12.55 million shares of common stock may be issued under the 2004 Petrohawk Plan. Out of the total number of shares available under the 2004 Petrohawk Plan, a maximum of 3.61 million shares of incentive stock, restricted stock and stock appreciation rights may be issued.

The 2004 Petrohawk Plan facilitates the issuance of future long-term incentive awards as part of our comprehensive compensation structure and is administered by a committee of non-employee directors of our board of directors, currently our compensation committee. For the year ended December 31, 2008, a majority of our employees received awards under the 2004 Petrohawk Plan.

The 2004 Petrohawk Plan permits the granting of awards in the form of options to purchase our common stock, shares of restricted stock, shares of incentive stock (stock issued without restrictions) and stock appreciation rights. Recipients are not permitted to receive in any one year options or stock appreciation rights to purchase or receive in excess of 200,000 shares or grants of restricted or incentive stock in excess of 100,000 shares. As of December 31, 2008, no incentive stock had been issued, a total of 946,949 shares of common stock had been issued as restricted stock, 3,216,689 shares were reserved for the exercise of outstanding stock options and 683,336 shares reserved for the exercise of outstanding stock appreciation rights. As of December 31, 2008, 5,682,010 shares of our common stock remained available for issuance pursuant to the 2004 Petrohawk Plan.

The 2004 Petrohawk Plan will expire on June 2, 2014. No grants will be made under the 2004 Petrohawk Plan after that date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the 2004 Petrohawk Plan. Our board of directors may, in its discretion, terminate the 2004 Petrohawk Plan at any time. The termination of the 2004 Petrohawk Plan would not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. The board may at any time and from time to time amend the 2004 Petrohawk Plan in whole or in part. Any amendment which must be approved by our stockholders in order to comply with the terms of the 2004 Petrohawk Plan, applicable law or the rules of the principal securities exchange, association or quotation system on which our common stock is then traded or quoted will not be effective unless and until such approval has been obtained. The board is not permitted, without the further approval of the stockholders, to make any alteration or amendment which would materially increase the benefits accruing to participants under the 2004 Petrohawk Plan, increase the aggregate number of shares which may be issued pursuant to the provisions of the 2004 Petrohawk Plan, change the class of individuals eligible to receive awards under the 2004 Petrohawk Plan or extend the term of the 2004 Petrohawk Plan.

1999 Incentive and Non-Statutory Stock Option Plan

On August 20, 1999, our board of directors approved the Petrohawk Energy Corporation 1999 Incentive and Non-Statutory Stock Option Plan (the "1999 Plan"). On September 11, 2000, the 1999 Plan was approved by our stockholders. An amendment to the 1999 Plan to increase the number of shares available under the 1999 Plan was subsequently approved by our stockholders on June 20, 2003. As a consequence of the adoption of the 2004 Petrohawk Plan, we no longer issue grants under the 1999 Plan. As of December 31, 2008, a total of 97,502 shares of common stock were issuable upon the exercise of outstanding stock options under the 1999 Plan.

Incentive Plans Assumed in Connection with Acquisitions

In July 2006, as part of our merger with KCS, we assumed the KCS Energy, Inc. 2001 Employees and Directors Stock Plan (the "2001 KCS Plan") and the 2005 KCS Plan (together with the 2001 KCS Plan, the "KCS Plans"). As of July 18, 2007, no new awards are permitted to be issued under the 2005 KCS Plan.

The KCS Plans are administered by our compensation committee. The 2005 KCS Plan permitted grants of awards of options to purchase common stock, shares of restricted stock, shares of incentive stock (stock issued without restrictions), and stock appreciation rights. On March 2, 2007, 172,850 shares of restricted stock and 397,400 shares of stock appreciation rights were granted under the 2005 KCS Plan to persons that were former employees of KCS and continued to be employed by us. As of December 31, 2008, 256,243 shares of restricted stock and 1,484,462 shares of stock options and appreciation rights were outstanding under the KCS Plans. All awards outstanding under the 2001 KCS Plan will expire on or before March 30, 2011. All awards outstanding under the 2005 KCS Plan will expire on or before March 2, 2017.

In July 2005, as part of our merger with Mission Resources Corporation, we also assumed the Mission Resources Corporation 2004 Incentive Plan (the "Mission Plan"). We do not issue new awards under the Mission Plan. As of December 31, 2008, there were options for the purchase of a total of 83,112 shares of our common stock outstanding under the Mission Plan. All awards outstanding under the Mission Plan will expire on or before April 12, 2015.

The long-term incentive information related to the named executive officers during fiscal year 2008 is included in the Summary Compensation Table for 2008 on page 117. Additional information on long-term incentive awards for 2008 is shown in the Grants of Plan-Based Awards Table on page 118 and the Outstanding Equity Awards at December 31, 2008 Table on page 119.

Stock Options

An important objective of the long-term incentive program is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide senior management and key employees with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to vest, thus providing an incentive for an option holder to remain employed by us. Stock options link a portion of the option holder's compensation to stockholders' interests by providing an incentive to increase the market price of our stock.

Option grants to senior management are generally considered annually, at the same time as grants are considered for the general eligible employee population, in February, after our year-end results become available. Our practice is that the exercise price for each stock option is the market value on the date of grant, which is normally the date that our compensation committee approves the award at a meeting of the compensation committee or forty-eight hours after our release of earnings in accordance with our Insider Trading Policy. Our current policy provides for grants to be made or priced only during a trading window, as set forth in our Insider Trading Policy, and within such window only at such time as there is no material non-public information regarding the company. Under our 2004 Petrohawk Plan the option price may not be less than the fair market value (the closing market price) of the shares on the date of grant. With respect to employees who are not executive officers, the compensation committee may delegate its authority to make such grants to our chief executive officer by specifying the grant date, the total number of shares that may be subject to grants and other material terms of the grants. All proposed stock options to new-hire employees are required to be approved by our compensation committee. Alternatively, our compensation committee may authorize in writing, in advance of any fiscal quarter, the number of shares underlying stock options that may be granted to new hire employees for the following fiscal quarter and provide that our chief executive officer may allocate such stock options at his discretion. The grant date in this instance is generally the date of hire.

Stock options generally vest and become exercisable one-third annually after the original grant date. In certain instances, however, stock options may vest on an accelerated basis, such as in the event an executive's employment is terminated by us without cause or by the executive with good reason, in the event that the executive terminates his employment within a certain period following a transaction that effects a change in the control of our company, or in the event of the executive's death or disability while employed by us. Under these circumstances all stock options held by the executive may automatically vest and become exercisable in accordance with the terms outlined in the stock option award agreement or the employment agreement, if applicable. The employment agreements that we entered into with the named executive officers during 2006 and amended in 2007 provide for all stock options held by an executive to automatically vest and become exercisable in the event his employment is terminated by us without cause or by the executive with or without good reason within a two-year period following a change of control of our company.

There is a limited term in which an executive can exercise stock options, known as the "option term." The option term is generally ten years from the date of grant, which is the maximum term of an option permitted under the 2004 Petrohawk Plan, the Mission Plan and the KCS Plans. At the end of the option term, the right to purchase shares pursuant to any unexercised option expires.

The exercise prices of the stock options granted to the named executive officers during fiscal year 2008 are shown in the Grants of Plan-Based Awards in 2008 Table on page 118. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards in 2008 Table.

Restricted Stock Awards

During 2008, we granted restricted stock awards to various officers (including our named executive officers) and key employees under the 2004 Petrohawk Plan. Restricted stock awards are shares of our common stock that are awarded with the restriction that the executive remain with us through certain "vesting" dates. Prior to the restrictions thereon lapsing, the participant may not sell, transfer, pledge, assign or take any similar action with respect to the shares of restricted stock which the participant owns. Once the restrictions lapse with respect to shares of restricted stock, the participant owning such shares will hold freely-transferable shares, subject only to any restrictions on transfer contained in our certificate of incorporation, bylaws and insider trading policies, as well as any applicable federal or state securities laws. Despite the restrictions, each participant will have full voting rights and will receive any dividends or other distributions, if any, with respect to the shares of restricted stock which the participant owns.

The compensation committee does take prior grants into account in the design of future programs and awards. Restricted stock awards to senior management are generally considered annually, in February, after our year-end results become available, and at the same time as grants to the general eligible employee population are considered.

Restricted stock awards provide the opportunity for capital accumulation and more predictable long-term incentive value. The purpose of granting restricted stock awards is to encourage ownership, encourage retention of our senior management and result in business decisions that may drive stock price appreciation. Recognizing that our business is subject to significant fluctuations in commodity prices that may cause the market value of our common stock to fluctuate, we also intended the awards to provide an incentive for senior management to remain with us throughout commodity price and business cycles.

Restricted stock awards generally vest one-third annually after the original award date. As a consequence, the recipients do not become unconditionally entitled to retain any of the shares of restricted stock until one year following the date of grant, subject to certain exceptions related to termination of employment. Any unvested restricted stock awards generally are forfeited if the executive terminates employment with us. In certain instances, however, restricted stock awards may vest on an accelerated basis, such as in the event of the executive's employment is terminated by us without cause or by the executive with good reason, in the event that the executive terminates his employment within a certain period following a transaction that effects a change in the control of our company, or in the event of the executive's death or disability while employed by us. Under these circumstances all restricted stock awards held by the executive may automatically vest in accordance with the terms outlined in the restricted stock award agreement or the employment agreement, if applicable. The employment agreements that we entered into with the named executive officers during 2006 and amended in 2007 provide for all restricted stock awards held by an executive to automatically vest in the event his employment is terminated by us without cause or by the executive with or without good reason within a two year period following a change of control of our company.

The restricted stock grants to the named executive officers during fiscal year 2008 are shown in the Grants of Plan-Based Awards in 2008 Table on page 118.

Stock Appreciation Rights

The 2004 Petrohawk Plan permits awards of stock appreciation rights. A stock appreciation right is very similar to a stock option, in that it represents the right to realize the increase in market price, if any, of a fixed number of shares over the grant value of the right, which is equal to the market price of our common stock on the date of grant. However, whereas to realize the value of a stock option the holder must pay the exercise price in exchange for shares of stock underlying the option, the value embodied by the stock appreciation right, if any, may be settled in exchange for shares of common stock valued on the date of settlement.

Stock appreciation rights provide incentives for the recipient that are very similar to the incentives provided by stock options, in that the stock appreciation right becomes valuable only if our common stock price increases above the grant value of the right and the holder of the right remains employed during the period required for the right to vest, thus providing an incentive for the holder to remain employed by us. Stock appreciation rights link a portion of the holder's compensation to stockholders' interests by providing an incentive to increase the market price of our stock.

Grants of stock appreciation rights to senior management are generally considered annually, at the same time as grants are considered for the general eligible employee population, in February, after our year-end results become available. Our practice is that the exercise price for each stock appreciation right is the market value of our common stock on the date of grant, which is normally the date that our compensation committee approves the award at a meeting of the compensation committee or forty-eight hours after our release of earnings in accordance with our Insider Trading Policy. Our current policy provides for grants to be made during a trading window, as set forth in our Insider Trading Policy, and within such window only at such time as there is no material non-public information regarding the company. With respect to employees who are not executive officers, the compensation committee may delegate its authority to make such grants to our Chief Executive Officer by specifying the grant date, the total number of shares that may be subject to grants and other material terms of the grants. All proposed grants of stock appreciation rights to new-hire employees are required to be approved by our compensation committee. Alternatively, our compensation committee may authorize in writing, in advance of any fiscal quarter, the number of shares underlying stock appreciation rights that may be granted to new hire employees for the following fiscal quarter and provide that our Chief Executive Officer may allocate such stock options at his discretion. The grant date in this instance is generally the date of hire.

Stock appreciation rights generally vest one-third annually after the original grant date. In certain instances, however, stock appreciation rights may vest on an accelerated basis, such as in the event an executive's employment is terminated by us without cause or by the executive with good reason, in the event that the executive terminates his employment within a certain period following a transaction that effects a change in the control of our company, or in the event of the executive's death or disability while employed by us. Under these circumstances all stock appreciation rights held by the executive may automatically vest in accordance with the terms outlined in the stock appreciation award agreement or the employment agreement, if applicable. The employment agreements that we entered into with the named executive officers during 2006 and amended in 2007 provide for all stock appreciation awards held by an executive to automatically vest in the event his employment is terminated by us without cause or by the executive with or without good reason within a two year period following a change of control of our company.

There is a limited term in which an executive can exercise a stock appreciation right, known as the "term." The term is generally ten years from the date of grant, which is the maximum term permitted under the 2004 Petrohawk Plan. At the end of the term, the right to receive the value of the stock appreciation right expires.

No stock appreciation rights were granted in 2008.

Retirement Benefits

We do not maintain a defined benefit pension plan or retiree medical program that covers members of senior management. Retirement benefits to our senior management, including the named executive officers, are currently provided principally through a tax-qualified profit sharing and 401(k) plan (our "Savings Plan"), in which eligible salaried employees may participate. Pursuant to the Savings Plan, employees may elect to reduce their current annual compensation up to the lesser of 75% or the statutorily prescribed limit of $15,500 in calendar year 2008 (plus up to an additional $5,000 in the form of "catch-up" contributions for participants age 50 and above), and have the amount of any reduction contributed to the Savings Plan. Our Savings Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code'), so that contributions by us or our employees to the Savings Plan and income earned on contributions are not taxable to employees until withdrawn from the Savings Plan and so that contributions will be deductible by us when made. We match 100% of the amount an employee contributes to the Savings Plan, subject to a 10% maximum based on the employee's compensation as defined in the Savings Plan. Executives participate in the Savings Plan on the same basis as other employees.

The Savings Plan provides for 36 different investment options, for which the participant has sole discretion in determining how both the employer and employee contributions are invested. The independent trustee of the Savings Plan then invests the assets of the Savings Plan as directed by participants. The Savings Plan does not provide our employees the option to invest directly in our securities. The Savings Plan offers in-service withdrawals in the form of after-tax account distributions and age 59.5 distributions.

We believe that the Savings Plan supports the objectives of our compensation structure, including the ability to attract and retain senior and experienced mid- to late-career executives for critical positions within our organization.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

On July 11, 2006, we entered into employment agreements with Messrs. Wilson, Mize, Stoneburner and Helm. During 2006 we faced increasing competition for management talent at the same time as anticipated changes to our board of directors and the constitution of our compensation committee as a consequence of our pending merger with KCS created greater uncertainty for management. These factors led us to conclude that it was appropriate and in our best interests to enter into employment agreements with each of the named executive officers.

In September 2007, we amended the employment agreements for each of Messrs. Wilson, Mize, Stoneburner and Helm to clarify payment terms under change of control and employment termination scenarios and to comply with final 409A regulations. We also entered into an employment agreement with Mr. Holcombe at that time. The following summarized the terms of the employment agreements as amended.

Term of Employment Agreements

The initial term of employment of each of our current named executive officers is two years from the effective date of their employment agreements. Each agreement with an executive provides for automatic one year extensions unless either party provides written notice six months prior to expiration of the initial term or any extension. During 2008, each of the employment agreements with each named executive officer was automatically renewed.

Compensation and Benefits

The salary payable to each of the named executives during 2008 is the amount set forth under the heading "*2008 Base Salary*" in the table above. The salary of each executive is subject to periodic review and may be increased from time to time by the compensation committee. The base salary for each of the named executives during 2009 is set forth in under the heading *"Compensation Adjustments and Long-Term Incentive Awards Subsequent to Fiscal Year End"* below. Each executive is eligible to receive bonuses, grants of stock options, restricted stock or other equity awards as determined in the discretion of the compensation committee. Each of the executives is also entitled to reimbursement for reasonable business expenses and to participate in our life, health, and dental insurance programs, and all other employee benefit plans which we may, from time to time, make available. We do not provide tax gross-ups for compensation or benefits, other than under limited circumstances where excise taxes are imposed by Sections 4999 or 409A of the Code.

Our chief executive officer is entitled under his employment agreement to receive a vehicle allowance and reimbursement for admission to, and the dues for, one club membership. Our chief financial officer is entitled under his employment agreement to be reimbursed for admission to, and the dues for, one club membership.

Our use of expense reimbursement and perquisites as an element of compensation is limited and is largely based on historical practices. We do not view these items as a significant element of our compensation structure but do believe that they can be used in conjunction with base salary to attract, motivate and retain individuals in a competitive environment. The compensation committee annually reviews these items provided to determine if they are appropriate and if any adjustments are warranted.

Termination Provisions and Severance Payments

We may terminate each executive's employment upon disability, for cause or without cause. Each executive may terminate his employment based on uncured material breaches of his employment agreement by us, a reduction in the base compensation or target bonus payable to him, a material reduction in the scope of his office and responsibilities, a failure by us to continue any compensation or benefit plan that is material to the executive's total compensation or the permanent relocation of the executive outside of the metropolitan area of Houston, Texas. If the employment of any of the executives is terminated by death or disability, such executive (or his or her personal representative in the event of death) is entitled to receive his accrued unpaid base compensation, plus an optional bonus to be determined by the compensation committee, and all stock options and other incentive awards held by the executive will become fully vested and immediately exercisable, and all restrictions on any shares of restricted stock will be removed. If the employment of any of the executives is terminated by us for cause, such executive (or his or her personal representative in the event of death) is entitled to receive his accrued unpaid base compensation.

If the employment of any executive is terminated by us without cause or by such executive with good reason, and such termination is not within two years after a change in control, such executive will be entitled to the accrued portion of unpaid salary, payment of a prorated amount of the executive's bonus for the year in which the termination occurs, a severance payment equal to one year's base salary plus the higher of the current year target bonus or the bonus paid for the preceding year, payment of the premiums for medical and dental insurance for him and his entire family for one year following termination, and the full vesting of all his unvested options and all restrictions removed from his shares of restricted stock. If such executive is terminated by us without cause or such executive terminates his employment with the Company *with or without* good reason, and such termination is within two years after a change in control, such executive will be entitled to receive the accrued portion of unpaid salary, a severance payment equal to two times his current base salary plus the higher of the current year target bonus or the bonus paid for the preceding year, payment of the premiums for medical and dental insurance for him and his entire family for two years following termination payment of a prorated bonus in the year of the change of control, and the full vesting of all his unvested options and all restrictions removed from his shares of restricted stock. If the employment of such executive is terminated by such executive without good reason and not within two years after a change in control, such executive is entitled to receive his accrued unpaid base compensation.

The employment agreements with the named executive officers generally define a change of control to mean any of the following events:

- any person or group becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of our outstanding voting stock;
- our merger with or consolidation into another entity and, immediately after giving effect to the merger or consolidation, one or both of the following occurs: (a) less than 50% of the total voting power of the outstanding voting stock of the surviving or resulting entity is then "beneficially owned" in the aggregate by our stockholders immediately prior to such merger or consolidation, or (b) the individuals who were members of our board of directors immediately prior to the execution of the agreement providing for the merger or consolidation do not constitute at least a majority of the members of the board of directors of the surviving or resulting entity;
- we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets to a third party in one transaction or a series of related transactions;
- individuals who constitute our board of directors cease for any reason to constitute at least a majority of our board of directors unless such persons were elected, appointed or nominated by a vote of at least a majority of our incumbent directors; or
- the complete liquidation or dissolution of our company.

In our view, having the change of control and severance protections helps to maintain the named executive officer's objectivity in decision-making and provides another vehicle to align the interests of our named executive officer with the interests of our stockholders.

The following table sets forth the estimated amounts that would be payable to each of the named executives upon a termination under the scenarios outlined above, excluding termination for cause or on account of death or disability, assuming that such termination occurred on December 31, 2008 and using the closing price of our common stock at December 31, 2008 for purposes of the calculations as required by the SEC. The dollar amounts set forth under the column heading *"Early Vesting of Restricted Stock/Options"* correspond to the amounts that would be paid, in addition to accrued and unpaid salary through the date of death or disability, in the event of the death or disability at year-end of each of the executives. There can be no assurance that these scenarios would produce the same or similar results as those disclosed if a termination occurs in the future.

	Severance Payment[1]	Early Vesting of Restricted Stock/Options[2]	Other[3]	Total[4]
Without Cause/For Good Reason				
Floyd C. Wilson	$2,660,000	$2,269,380	$19,415	$4,948,795
Mark J. Mize	$ 900,000	$ 820,575	$19,391	$1,739,966
Richard K. Stoneburner	$1,350,000	$1,165,125	$19,415	$2,534,540
Larry L. Helm	$1,050,000	$1,128,660	$14,836	$2,193,496
H. Weldon Holcombe	$1,050,000	$ 843,447	$19,331	$1,912,778
Change of Control				
Floyd C. Wilson	$5,320,000	$2,269,380	$38,830	$7,628,210
Mark J. Mize	$1,800,000	$ 820,575	$38,782	$2,659,357
Richard K. Stoneburner	$2,700,000	$1,165,125	$38,830	$3,903,955
Larry L. Helm	$2,100,000	$1,128,660	$29,672	$3,258,332
H. Weldon Holcombe	$2,100,000	$ 843,447	$38,662	$2,982,109

(1) Represents total annual compensation (2008 salary plus 2008 bonus) multiplied, in the event of a change of control, by 2.

(2) As stated above, the value of unvested restricted stock, stock options and stock appreciation rights that would vest under each of these termination scenarios is based on our common stock price at December 31, 2008. Amounts do not include the dollar value of restricted stock or stock options that vested prior to December 31, 2008.

(3) Includes an estimate of health insurance benefits to be provided under each of the scenarios based on actual amounts paid out in 2008.

(4) Excludes gross-up payments, if any, to cover excise taxes imposed under Code Sections 4999 or 409A.

Board Representation

Mr. Wilson's employment agreement provides that he will be nominated as a member of our board of directors, and that we will use our best efforts to cause him to be elected, appointed, or re-elected or re-appointed, as a director.

Indemnification Agreements

We have entered into an indemnification agreement with each of our independent, non-management directors and senior executives. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and are in addition to any other rights such person may have under our certificate of incorporation, bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced executives and independent, non-management directors.

Tax Deductibility

Section 162(m) of the Code limits the deductibility of compensation in excess of $1 million paid to our chief executive officer and our four other highest-paid executive officers unless certain specific and detailed criteria are satisfied. We believe that it is often desirable and in our best interests to deduct compensation payable to our executive officers. However, we also believe that there are circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code. In this regard, we consider the anticipated tax treatment to our company and our executive officers in the review and establishment of compensation programs and payments; however, we may from time to time pay compensation to our executives that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans.

Although equity awards may be deductible for tax purposes by us, the accounting rules pursuant to Financial Accounting Standards Board Statement No. 123 (revised 2004), *Accounting for Stock-Based Compensation* ("FAS 123(R)") require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Summary Compensation Table

The table below sets forth information regarding compensation for our named executive officers for periods indicated:

Name and Principal Position	Year	Salary	Bonus[(1)]	Stock Awards[(2)]	Option/ SAR Awards[(2)]	All Other Compensation	Total
Floyd C. Wilson	2008	$660,000	$2,000,000	$838,918	$533,468	$32,540[(3)(4)(5)]	$4,064,926
Chairman of the Board,	2007	$600,000	$1,000,000	$664,049	$263,907	$29,598[(3)(5)]	$2,557,554
President and Chief	2006	$500,000	$ 800,000	$443,106	$115,945	$20,000[(3)]	$1,887,939
Executive Officer							
Mark J. Mize	2008	$300,000	$ 600,000	$370,643	$172,161	$21,112[(3)(4)]	$1,463,916
Executive Vice President —	2007	$260,000	$ 325,000	$248,930	$ 75,428	$15,500[(3)]	$ 924,858
Chief Financial Officer	2006	$150,000	$ 150,000	$170,040	$ 28,562	$15,000[(3)]	$ 513,602
and Treasurer							
Richard K. Stoneburner	2008	$350,000	$1,000,000	$525,749	$242,051	$20,500[(3)(4)]	$2,138,300
Executive Vice President—	2007	$300,000	$ 400,000	$350,678	$106,267	$20,500[(3)]	$1,177,445
Chief Operating Officer	2006	$234,469	$ 250,000	$273,497	$ 62,624	$20,000[(3)]	$ 840,590
Larry L. Helm	2008	$350,000	$ 700,000	$473,631	$254,848	$20,500[(3)]	$1,798,979
Executive Vice President—	2007	$325,000	$ 400,000	$350,620	$106,854	$20,500[(3)]	$1,202,974
Finance and	2006	$300,000	$ 300,000	$273,497	$ 71,923	$20,000[(3)]	$ 965,420
Administration							
H. Weldon Holcombe	2008	$300,000	$ 750,000	$355,165	$203,249	$20,630[(3)(4)]	$1,629,044
Executive Vice President—							
Mid-Continent Region							

(1) Comprised of annual cash incentive bonus paid subsequent to year end for prior year performance.

(2) Represents the dollar amount recognized for financial statement reporting purposes with respect to the corresponding fiscal year for the fair value of awards granted during that year as well as prior fiscal years, as determined in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in "Note 8 Stockholder's Equity" to the audited consolidated financial statements included in this report. See the "Grants of Plan-Based Awards Table" for information on awards made in 2008. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

(3) Includes the matching contribution of that we make on account of employee contributions under our tax-qualified profit sharing and 401(k) plan.

(4) Includes $3,602 and $5,612 relating to club dues paid by the company on behalf of Messrs. Wilson and Mize, respectively.

(5) Includes $9,098 and $8,438 relating to use of company automobile in 2007 and 2008, respectively.

Grants of Plan-Based Awards in 2008

The table below sets forth information regarding grants of plan-based awards made to our named executive officers during 2008.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards			Type of Award (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold (#)(1)	Target (#)	Maximum (#)(1)			
Floyd C. Wilson	2/29/2008	—	142,000	—	Options	$18.08	$363,418
	2/29/2008	—	53,000	—	Restricted Stock	—	$463,593
Mark J. Mize	2/29/2008	—	50,000	—	Options	$18.08	$127,964
	2/29/2008	—	19,000	—	Restricted Stock	—	$166,194
Richard K. Stoneburner	2/29/2008	—	68,000	—	Options	$18.08	$174,031
	2/29/2008	—	26,000	—	Restricted Stock	—	$227,422
Larry L. Helm	2/29/2008	—	73,000	—	Options	$18.08	$186,828
	2/29/2008	—	27,000	—	Restricted Stock	—	$236,170
H. Weldon Holcombe	2/29/2008	—	52,000	—	Options	$18.08	$133,083
	2/29/2008	—	19,550	—	Restricted Stock	—	$171,005

(1) Awards granted under our 2004 Petrohawk Plan provide only for a single estimated payout. Our 2004 Petrohawk Plan there are no minimum amounts payable for a certain level of performance and there are no maximum payouts possible above the target. Thus, there are no thresholds or maximums (or equivalent items) applicable to these awards.

(2) Represents shares of restricted stock or stock options issued under our 2004 Petrohawk Plan. The shares of restricted stock and stock options vest in three equal installments on each anniversary of the date of grant, in each case provided that the recipient has been continuously employed at such date.

(3) The exercise price of each award is equal to the closing market price of our common stock on the date of grant.

(4) Represents the full grant date fair value determined in accordance with FAS 123(R). Please see the discussion of the assumptions made in the valuation of these awards in "Note 8 Stockholders' Equity" to the audited consolidated financial statements included in this report. Generally, the full grant date fair value is the amount that we would expense in its financial statements over the award's vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards at December 31, 2008

The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable[(1)(2)] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[(2)] (#)	Market Value of Shares or Units of Stock That Have Not Vested[(3)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Floyd C. Wilson	150,000		—	$ 7.50	07/12/2014	119,667	$1,870,395	—	$—
	175,000			$ 8.51	01/26/2015				
	50,000	100,000		$11.64	03/02/2017				
		142,000		$18.08	02/28/2018				
Mark J. Mize	15,000		—	$ 8.54	11/28/2014	45,667	$ 713,775	—	$—
	20,000			$ 8.51	01/26/2015				
	10,000	5,000		$10.23	08/11/2016				
	10,000	20,000		$11.64	03/02/2017				
		50,000		$18.08	02/28/2018				
Richard K. Stoneburner ...	75,000		—	$ 7.50	07/12/2014	64,334	$1,005,540	—	$—
	100,000			$ 8.51	01/26/2015				
	20,000	40,000		$11.64	03/02/2017				
		68,000		$18.08	02/28/2018				
Larry L. Helm	75,000		—	$ 7.50	07/12/2014	62,001	$ 969,076	—	$—
	125,000			$ 8.51	01/26/2015				
	20,000	40,000		$11.64	03/02/2017				
		73,000		$18.08	02/28/2018				
H. Weldon Holcombe	9,878		—	$ 2.24	06/30/2013	65,752	$1,006,633	—	$—
	6,323			$ 4.40	01/01/2014				
	6,323			$ 5.62	06/30/2014				
	8,534			$ 5.75	01/02/2015				
	8,534			$ 7.59	06/30/2015				
	13,227			$10.22	01/01/2016				
	26,666	13,334		$10.23	08/11/2016				
	10,000	20,000		$11.64	03/02/2017				
		52,000		$18.08	02/28/2018				

(1) Represents unvested stock options and unvested stock-settled stock appreciation rights.

(2) Awards held by executives vest in three equal installments on each anniversary of the date of grant, beginning on the first anniversary of the date of grant, provided that the recipient has been continuously employed at such date.

(3) Calculated based upon the closing market price of our common stock as of December 31, 2008, the last trading day of our 2008 fiscal year ($15.63) multiplied by the number of unvested awards at year end.

Compensation Adjustments and Long-Term Incentive Awards Subsequent to Fiscal Year End

Subsequent to December 31, 2008, as part of the analysis of executive compensation that is undertaken annually by our compensation committee, we approved increases in the base salaries of each of our named executive officers and granted awards to each executive officer of long-term equity incentives under our 2004 Petrohawk Plan. These incentives were in the form of grants of restricted stock and non-qualified stock options. The restricted stock grants and non-qualified stock options vest over a period of three years. The incremental increase in salary and the number of shares covered by the equity awards for each named executive officer are set forth in the table below. The exercise price per share for each stock option reflected in the following table is $15.23, which was the closing market price of our common stock on the date of grant, March 2, 2009.

Name	Salary Increase	2009 Base Salary	Number of Shares Underlying Stock Options (#)	Restricted Stock Award (#)
Floyd C. Wilson	$305,000	$965,000	185,000	70,000
Mark J. Mize	$ 50,000	$350,000	73,000	28,000
Richard K. Stoneburner	$100,000	$450,000	87,000	33,000
Larry L. Helm	$ 25,000	$375,000	73,000	28,000
H. Weldon Holcombe	$ 50,000	$350,000	73,000	28,000

Option Exercises and Stock Vested

The following table summarizes option exercises and the vesting of restricted stock for our named executive officers in 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting
Floyd C. Wilson	—	—	41,667	$716,172[2]
Mark J. Mize	—	—	18,334	$430,820[3]
Richard K. Stoneburner	—	—	26,667	$526,016[4]
Larry L. Helm	—	—	25,000	$529,822[5]
H. Weldon Holcombe	—	—	30,259	$712,374[6]

(1) Represents vesting of one-third of various restricted stock grants made to each individual during years 2005, 2006 and 2007.

(2) Represents the market-close prices of $15.85 and $18.08 of our common stock on the dates of vesting of 16,667 and 25,000 shares, respectively.

(3) Represents the market-close prices of $15.85, $18.08, $32.54 and $26.53 of our common stock on the dates of vesting of 5,000, 5,000, 6,667 and 1,667 shares, respectively.

(4) Represents the market-close prices of $15.85, $18.08, $32.54 and $20.93 of our common stock on the dates of vesting of 8,333, 10,000, 3,334 and 5,000 shares, respectively.

(5) Represents the market-close prices of $15.85, $18.08, and $32.54 of our common stock on the dates of vesting of 8,333, 10,000, and 6,667 shares, respectively.

(6) Represents the market-close prices of $18.08, $18.47, $47.90, and $26.53 of our common stock on the dates of vesting of 5,000, 16,831, 4,095 and 4,333 shares, respectively.

DIRECTOR COMPENSATION

2008 Director Compensation

The table below sets forth certain information concerning the compensation earned in 2008 by our non-employee directors for service on our board of directors during 2008.

Name	Fees Earned or Paid in Cash	Stock Awards[1][2]	Option Awards	All Other Compensation	Total[3]
James W. Christmas	$50,000	$261,482	$—	$—	$311,482
Tucker S. Bridwell	$55,000[4]	$173,342	$—	$—	$228,342
Robert G. Raynolds	$54,250[4]	$173,342	$—	$—	$227,592
James L. Irish III	$65,000	$173,342	$—	$—	$238,342
Christopher A. Viggiano	$59,375	$173,342	$—	$—	$232,717
Thomas R. Fuller	$66,125	$173,342	$—	$—	$239,467
Gary A. Merriman	$63,000	$173,342	$—	$—	$236,342
Robert C. Stone, Jr.	$66,250	$173,342	$—	$—	$239,592

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of awards granted in 2008 as well as prior fiscal years, as determined in accordance with FAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please see the discussion of the assumptions made in the valuation of these awards in "Note 8—Stockholders' Equity" to the audited consolidated financial statements included in this report. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by our directors.

(2) The grant date fair value of each of these awards, determined in accordance with FAS 123(R) based on the closing market price of our common stock on June 1, 2008 ($29.38), were the same as the amounts reported in the stock awards column of the table above. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's six-month vesting schedule. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by our directors.

(3) Represents the numerical sum of the dollar amounts reflected in each other column for each director.

(4) Prior to each calendar quarter, in lieu of cash fees for the quarter, directors may elect to receive shares of common stock in an amount equal to such fees, calculated on the closing price of shares of our common stock on the NYSE on the last day of such quarter. Messrs. Bridwell and Raynolds elected to receive substantially all of their board fees in shares of common stock. The total number of shares received by them in lieu of fees were 2,491 shares and 2,454 shares, respectively.

The aggregate number of restricted stock awards subject to vesting and option awards made to each of our directors for service as a director during 2008 was:

Award	Christmas	Raynolds	Viggiano	Merriman	Bridwell	Irish	Stone Jr.	Fuller
Stock Awards	8,900	5,900	5,900	5,900	5,900	5,900	5,900	5,900
Option Awards	—	—	—	—	—	—	—	—

Discussion of Director Compensation Table

Employee directors receive no additional compensation for service on our board of directors or any committee of the board of directors. All directors receive actual expense reimbursements associated with attending board and committee meetings. Our non-employee directors each received $50,000 in cash per year (payable on a quarterly basis in the amount of $12,500). The chairman of our audit committee receives an additional $15,000 per year (payable on a quarterly basis in the amount of $3,750), and each member of our audit committee (other than the chairman) receives an additional $5,000 per year (payable on a quarterly basis in the amount of $1,250). Additional annual compensation for each committee chairperson and committee member for all of the committees of our board of directors is set forth below:

Board Committee	Committee Chairperson Compensation	Committee Member (excluding Chairperson) Compensation
Audit	$15,000	$5,000
Compensation	$ 9,000	$5,000
Nominating and Corporate Governance	$ 7,500	$5,000
Reserves	$ 7,500	$5,000

Fees are paid quarterly and board members may elect to take all or a portion of the cash compensation we pay to them in shares of our common stock, with the number of shares determined by dividing such fees by the trading price per share of our common stock on the last day of each calendar quarter. Any such election must be made prior to the beginning of the quarter for which the compensation is to be paid and is irrevocable for that quarter.

2004 Non-Employee Director Incentive Plan

In July 2004 the Company adopted the 2004 Non-Employee Director Incentive Plan covering 0.20 million shares. The plan provides for the grant of both incentive stock options and restricted shares of the Company's stock. This plan was designed to attract and retain the services of directors. On July 12, 2006, the Company and its stockholders approved an amendment to the Company's 2004 Non-Employee Director Incentive Plan to increase the number of shares available for issuance thereunder to 0.6 million shares. At December 31, 2008, all non-employee director grants had been fully vested and 0.3 million shares were available under the plan for future issuance.

Under the 2004 Non-Employee Director Incentive Plan, within sixty days after a person becomes a non-employee director, we grant such director the number shares of our restricted common stock the value of which equals $50,000. In addition, each June 1, we grant to each director the number shares of our restricted common stock the value of which equals $150,000, and we grant to the Vice Chairman an additional number shares of our restricted common stock the value of which equals $75,000. Valuations for these grants are based on the average closing price of our common stock as reported on the NYSE for the last thirty trading days prior to the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Merriman, Viggiano and Fuller served on the compensation committee of our board of directors throughout 2008. No member of the compensation committee served as one of our officers or employees or of any of our subsidiaries during that year. In addition, during 2008, none of our executive officers served as a director or as a member of the compensation committee of a company which employs any of our directors.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, starting on page 103 of this Form 10-K, as amended, with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K.

MEMBERS OF THE COMMITTEE:
Gary A. Merriman (Chairman)
Christopher A. Viggiano
Thomas R. Fuller

(The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed to be filed or incorporated by reference into any other filing of Petrohawk under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Petrohawk specifically incorporates the Report by reference therein.)

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following sets forth beneficial ownership of our common stock by beneficial owners of more than five percent of our common stock as of December 31, 2008, based solely upon statements they have filed with the SEC pursuant to Sections 13(g) or 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Unless otherwise indicated, the named person below has the sole voting and dispositive powers with respect to the shares of our common stock set forth opposite such person's name.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	36,315,116[(1)]	14.466%
Fidelity Management & Research Company 82 Devonshire Street Boston, Massachusetts 02109	34,744,250[(2)] (part of the 36,315,116 shares disclosed with respect to FMR LLC above)	13.840%
Edward C. Johnson 3d 82 Devonshire Street Boston, Massachusetts 02109	34,744,250[(3)] (part of the 36,315,116 shares disclosed with respect to FMR LLC and the same 34,744,250 shares disclosed with respect to Fidelity Management & Research Company above)	13.840%

(1) According to, and based solely upon, Amendment No. 2 to Schedule 13G filed by FMR LLC with the SEC on February 17, 2009: FMR LLC has the sole power to vote or direct the vote with respect to 1,498,256 shares of Petrohawk common stock, and the sole power to direct the disposition of 36,315,116 shares of Petrohawk common stock. Various persons (other than FMR LLC) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 36,315,116 shares of Petrohawk common stock beneficially owned by FMR LLC. No one such person's interest in Petrohawk common stock is more than five percent of the total number of Petrohawk common stock outstanding. Also see footnotes 2 and 3.

(2) According to, and based solely upon, Amendment No. 2 to Schedule 13G filed by FMR LLC with the SEC on February 17, 2009: Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 34,744,250 shares of Petrohawk common stock outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "funds"). The funds have the sole power to dispose of the 34,744,250 shares owned by them. Also see footnotes 1 and 3.

(3) According to, and based solely upon, Amendment No. 2 to Schedule 13G filed by FMR LLC with the SEC on February 17, 2009: Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds to which Fidelity acts as investment advisor, each has sole power to dispose of the 34,744,250 shares owned by these funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a

controlling group with respect to FMR LLC. Amendment No. 2 to Schedule 13G filed by FMR LLC with the SEC on February 17, 2009 indicates that neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Strategic Advisers, Inc., a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, provides investment advisory services to individuals. As such, FMR LLC's beneficial ownership includes 3,365 shares, or 0.001%, of our outstanding common stock, beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC ("PGALLC"), an indirect, wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 45,300 shares, or 0.018%, of our outstanding common stock as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 45,300 shares and sole power to vote or to direct the voting of 45,300 shares owned by the institutional accounts or funds advised by PGALLC as reported above. Pyramis Global Advisors Trust Company ("PGATC"), an indirect, wholly owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,512,601 shares, or 0.603%, of our outstanding common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,512,601 shares and sole power to vote or to direct the voting of 1,414,331 shares owned by the institutional accounts managed by PGATC as reported above. FIL Limited ("FIL") and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 9,600 shares, or 0.004%, of our outstanding common stock. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR LLC filed the Schedule 13G on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis. Also see footnotes 1 and 2.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth beneficial ownership of our common stock by each director and each nominee for director, each executive officer named in the Summary Compensation Table for 2008 set forth under "Executive Compensation—2008 Compensation Program—Summary Compensation Table for 2008," and all directors and named executive officers of the Company as a group, based upon information known to us as of March 23, 2009. The "Percent of Class" column below represents the percentage of outstanding shares of our common stock plus shares issuable upon exercise of all options, stock-settled stock appreciation rights, warrants and similar derivative securities that are currently exercisable or that may become exercisable within 60 days of March 23, 2009, assuming the stock options, stock-settled stock appreciation rights, warrants and similar derivative securities owned by all other stockholders are not exercised. As of March 25, 2009, there were 275,339,314 shares of our common stock outstanding, and an additional 4,240,018 option shares, stock-settled appreciation rights, warrants and similar derivative securities were exercisable within the 60 days. Unless otherwise indicated, the named person below has the sole voting and dispositive powers with respect to the shares of our common stock set forth opposite such person's name. The total number also includes, where applicable, restricted shares of common stock granted to each non-employee director under Petrohawk's 2004 Non-Employee Director Incentive Plan, as amended, and the 2005 KCS Plan and restricted shares of common stock granted to each officer under the 2004 Petrohawk Plan. Information is provided for reporting purposes only and should not be construed as an admission of actual beneficial ownership.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors		
Floyd C. Wilson	4,087,909(1)	1.48%
James W. Christmas	2,898,651(2)	1.05%
Tucker S. Bridwell	300,483(3)	*
Thomas R. Fuller	37,802	*
James L. Irish III	127,344(4)	*
Gary A. Merriman	64,620 (5)	*
Robert G. Raynolds	972,763(6)	*
Robert C. Stone, Jr.	128,400(7)	*
Christopher A. Viggiano	121,410(8)	*

* The percentage of shares beneficially owned by this director or executive officer does not exceed one percent of the shares of our common stock outstanding.

(1) Includes options, warrants and/or similar derivative securities to purchase 372,333 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009. Includes 100,000 stock appreciation rights. Includes 130,333 shares of unvested restricted common stock of Petrohawk over which Mr. Wilson has sole power to vote but disposition rights are currently restricted. Includes 2,000,000 shares of Petrohawk common stock pledged as security by Mr. Wilson.

(2) Mr. Christmas has sole voting and dispositive power over 1,615,736 shares of Petrohawk common stock and he shares with his wife voting and dispositive power over 360,252 shares of Petrohawk common stock. Includes 59,400 shares held in trust for Mr. Christmas' children as to which Mr. Christmas disclaims any beneficial ownership. Includes options, warrants and/or similar derivative securities to purchase 863,263 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009.

(3) Includes (a) 80,804 shares of Petrohawk common stock of which Mr. Bridwell is the owner of record or are held in "street name" on his behalf, and over which he has sole voting and sole dispositive power; and (b) 166,157 shares of Petrohawk common stock and 53,522 shares of Petrohawk common stock underlying warrants over which Mr. Bridwell has sole voting and sole dispositive power due to his position as President of the Dian Graves Owen Foundation. With respect to the shares and shares underlying warrants described in this footnote 3, Mr. Bridwell has shared voting and shared dispositive power with Mrs. Dian Graves Stai.

(4) Mr. Irish has sole voting and dispositive power over 85,844 shares of Petrohawk common stock and shared voting and dispositive power over 41,500 shares of Petrohawk common stock. Includes 13,000 shares owned by The James L. Irish III Trust, of which Mr. Irish is a trustee and beneficiary. Includes shares owned by the following family trusts of which Mr. Irish is a co-trustee, but not a beneficiary, and for which Mr. Irish shares voting and disposition powers with co-trustees: (a) The Jonathan Michael Irish Trust (3,500 shares), (b) The Kathleen Ann Irish Trust (12,500 shares), and (c) the Nancy Lynn Irish Trust (12,500 shares).

(5) Includes options and/or similar derivative securities to purchase 21,335 shares of Petrohawk common stock which are currently exercisable.

(6) Includes the following: (a) 17,617 shares held in trust established for the benefit of Mr. Raynolds' children as to which Mr. Raynolds disclaims any beneficial ownership; (b) 797,352 shares held by a family trust for which Mr. Raynolds is a co-trustee and holds a remainder interest in such trust and has shared voting and investment power; and (c) 3,478 shares held by a SEP IRA over which Mr. Raynolds has sole voting and sole dispositive power. Also includes options and/or similar derivative securities to purchase 30,815 shares of Petrohawk common stock which are currently exercisable.

(7) Includes options and/or similar derivative securities to purchase 75,000 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009, and 2,500 shares held in an IRA over which Mr. Stone has sole voting and sole dispositive power.

(8) Includes options and/or similar derivative securities to purchase 30,815 shares of Petrohawk common stock which are currently exercisable, and 3,200 shares held by his immediate family for which Mr. Viggiano has no voting or disposition power.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers		
Mark J. Mize	161,521(9)	*
Richard K. Stoneburner	516,771(10)	*
Larry L. Helm	583,545(11)	*
H. Weldon Holcombe	255,177(12)	*
All Named Executive Officers and Directors as a group (13 persons)	10,256,396	3.73%

* The percentage of shares beneficially owned by this director or executive officer does not exceed one percent of the shares of our common stock outstanding.

(9) Includes options, warrants and/or similar derivative securities to purchase 61,666 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009, and 20,000 stock appreciation rights. Includes 57,334 shares of unvested restricted common stock of Petrohawk over which Mr. Mize has sole power to vote but disposition rights are currently restricted. Includes 18,500 shares of Petrohawk common stock pledged as security by Mr. Mize.

(10) Includes options, warrants and/or similar derivative securities to purchase 197,666 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009. Includes 40,000 stock appreciation rights. Includes 70,334 shares of unvested restricted common stock of Petrohawk over which Mr. Stoneburner has sole power to vote but disposition rights are currently restricted.

(11) Includes options, warrants and/or similar derivative securities to purchase 224,333 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009. Includes 40,000 stock appreciation rights. Includes 62,667 shares of unvested restricted common stock of Petrohawk over which Mr. Helm has sole power to vote but disposition rights are currently restricted. Includes 154,406 shares of Petrohawk common stock pledged as security by Mr. Helm.

(12) Includes options, warrants and/or similar derivative securities to purchase 96,818 shares of Petrohawk common stock which are currently exercisable or may become exercisable on or before May 22, 2009 and 20,000 stock appreciation rights. Includes 72,375 shares of unvested restricted common stock of Petrohawk over which Mr. Holcombe has sole power to vote but disposition rights are currently restricted. Includes 4,397 shares of Petrohawk common stock which are indirectly held by Mr. Holcombe in his 401(k) account.

Equity Compensation Plan Information

The following table sets forth certain information as of December 31, 2008 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance. The numbers of shares of stock issuable upon exercise of options and the per share option exercise prices, and the number of securities remaining available for future issuance under equity compensation plans used in the following table reflect an adjustment for the one-for-two reverse stock split effective May 26, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights(a) (#)	Weighted-Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (#)
Equity compensation plans approved by security holders[1]	6,773,153[2]	$10.60	5,682,010
Equity compensation plans not approved by security holders	—	$ —	—
Total	6,773,153[2]	$10.60	5,682,010

(1) Represents information for the 2004 Petrohawk Plan, 2004 Non-Employee Director Incentive Plan, 1,740,705 shares covered by the 2001 KCS and 2005 KCS Plans which we assumed in our merger with KCS, and 83,112 shares under plans that we assumed in our merger with Mission Resources Corporation. We do not issue new grants under these assumed plans.

(2) Includes 1,208,142 shares of restricted stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of fiscal year 2008, there have been no transactions in excess of $120,000 between the Company and a related person in which the related person had a direct or indirect material interest.

RELATED PARTY TRANSACTION REVIEW POLICIES AND PROCEDURES

A transaction or series of similar transactions to which we are a party in which the amount involved exceeds $120,000 and involves a director, executive officer, 5% holder or any immediate family members of these persons are generally evaluated by a special committee of disinterested directors formed by our board of directors to evaluate such transactions. In addition, our code of conduct provides that every employee should disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest to our Chief Ethics Officer, Mark J. Mize, and every member of our board should disclose any material transaction or relationship that could be expected to give rise to a conflict of interest to the chairman of the audit committee. The audit committee has the authority to evaluate any such conflicts of interest and recommend actions to be taken by our board in connection with such conflicts of interest or to report the existence of any such conflicts of interest to the full board for it to take action.

DIRECTOR INDEPENDENCE

The board, at its meeting held on February 24, 2009, affirmatively determined that each of Messrs. Bridwell, Fuller, Irish, Merriman, Raynolds, Stone and Viggiano is an "independent director" with respect to Petrohawk under the independence standards of our corporate governance guidelines, adopted as of February 24, 2009, and under the corporate governance rules of the NYSE codified in Section 303A of the NYSE Listed Company Manual. Please see "Item 10. Directors, Executive Officers and Corporate Governance—Corporate Governance Matters—Director Independence" beginning on page 96 for more information on how we determine the independence of our directors.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm

Deloitte is the independent registered public accounting firm selected by our audit committee as the independent registered public accountants for the fiscal year ended December 31, 2008. Our audit committee has also appointed Deloitte as the independent registered public accountants for the fiscal year ended December 31, 2009, and will propose ratification of such appointment in our proxy statement relating to our 2009 annual meeting of stockholders.

Fees

The following table presents fees billed for professional audit services rendered by Deloitte, our principal accounting firm, for the audit of our annual financial statements for the years ended December 31, 2008 and December 31, 2007, and fees for other services rendered by Deloitte during those periods. Except as set forth below, we paid all such fees.

	2008	2007
Audit Fees	$2,524,906	$1,556,741
Audit-Related Fees	$ 291,168	$1,564,891
Tax Fees	$ —	$ —
All Other Fees	$ —	$ —
Total	$2,816,074	$3,121,632

As used above, the following terms have the meanings set forth below:

Audit Fees. The fees for professional services rendered by Deloitte for the audit of our annual financial statements, for the review of the financial statements included in our quarterly reports on Form 10-Q and for services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements and private placements, including but not limited to registration statements on Forms S-3, S-4 and S-8, for the years ended December 31, 2008 and December 31, 2007.

Audit-Related Fees. The fees for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of our financial statements and are not otherwise reported under "Audit Fees". We engaged Deloitte for the following professional services that would be considered audit related services for the year ended December 31, 2008: services relating to the audit of our 401(k) plan for the fiscal year 2007; and services related to the audits prepared specifically for a subsidiary. We engaged Deloitte for the following professional services that would be considered audit related services for the year ended December 31, 2007: services relating to the audit of our 401(k) plan for the fiscal year 2006; and services related to the audits prepared specifically for a subsidiary.

Tax Fees. The fees for professional services rendered by Deloitte for tax compliance, tax advice, and tax planning. We did not engage Deloitte for any professional services for tax compliance, tax advice or tax planning for the years ended December 31, 2008 and December 31, 2007.

All Other Fees. The fees for products and services provided by Deloitte, other than for the services reported under the headings "Audit Fees," "Audit-Related Fees" and "Tax Fees," for the period in question. We did not engage Deloitte for any additional professional services other than as disclosed above for the years ended December 31, 2008 and December 31, 2007.

Audit Committee Pre-Approval Policy

All audit fees, audit related fees and tax fees as described above for the years ended December 31, 2008 and December 31, 2007, as applicable, were pre-approved by our audit committee, which concluded that the provision of such services by Deloitte was compatible with the maintenance of Deloitte's independence in the conduct of its auditing functions. Our audit committee's pre-approval policy provides that pre-approval of all such services must be approved separately by the audit committee. The audit committee has not delegated any such pre-approval authority to anyone outside the audit committee. Each member of the audit committee has the authority to pre-approve non-audit services up to $50,000 to be performed by our independent registered public accountants.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Consolidated Financial Statements:

The consolidated financial statements of the Company and its subsidiaries and report of independent registered public accounting firm listed in Section 8 of this Form 10-K are filed as a part of this Form 10-K.

(2) Consolidated Financial Statements Schedules:

All schedules are omitted because they are inapplicable or because the required information is contained in the financial statements or included in the notes thereto.

(3) Exhibits:

The following documents are included as exhibits to this Form 10-K. Those exhibits incorporated by reference are so indicated by the information supplied with respect thereto. Those exhibits which are not incorporated by reference are attached hereto.

Exhibit No	Description
2.1	Agreement and Plan of Merger, dated April 3, 2005 (and as amended through June 8, 2005), by and among Petrohawk Energy Corporation, Petrohawk Acquisition Corporation, and Mission Resources Corporation (Incorporated by reference to Annex A of our Registration Statement on Form S-4/A filed on June 22, 2005).
2.2	Agreement and Plan of Merger, dated October 13, 2004, among Petrohawk Energy Corporation, Wynn-Crosby Energy, Inc., Ronald W. Crosby and Paige L. Crosby (Incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed on November 24, 2004).
2.3	Agreement and Plan of Mergers, dated October 13, 2004, among Petrohawk Energy Corporation, Wynn-Crosby Energy, Inc., Wynn-Crosby 1994, Ltd.; Wynn-Crosby 1995, Ltd.; Wynn-Crosby 1996, Ltd.; Wynn-Crosby 1997, Ltd.; Wynn-Crosby 1998, Ltd.; Wynn-Crosby 1999, Ltd.; Wynn-Crosby 2000, Ltd.; Wynn-Crosby 2002, Ltd.; WCOG Properties, Ltd.; Kara Nicole Limited; Kristen Lee Limited; Eric Wynn Limited; Christopher David Limited; Paige Lee Limited; Bernadien Wynn Limited; Roger Lee Limited; and George Heaps Limited, and Ronald W. Crosby (Incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K filed on November 24, 2004).
2.4	Amendment to Agreement and Plan of Mergers among Petrohawk Energy Corporation, Wynn-Crosby Energy, Inc., Wynn-Crosby 1994, Ltd.; Wynn-Crosby 1995, Ltd.; Wynn-Crosby 1996, Ltd.; Wynn-Crosby 1997, Ltd.; Wynn-Crosby 1998, Ltd.; Wynn-Crosby 1999, Ltd.; Wynn-Crosby 2000, Ltd.; Wynn-Crosby 2002, Ltd.; WCOG Properties, Ltd.; Kara Nicole Limited; Kristen Lee Limited; Eric Wynn Limited; Christopher David Limited; Paige Lee Limited; Bernadien Wynn Limited; Roger Lee Limited; and George Heaps Limited, and Ronald W. Crosby, dated October 26, 2004 (Incorporated by reference to Exhibit 2.3 of our Current Report on Form 8-K filed on November 24, 2004).
2.5	Stock Purchase Agreement among Winwell Resources, Inc. and all of its Shareholders, as Sellers, and Petrohawk Energy Corporation, as Buyer, dated as of December 14, 2005 (Incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed December 20, 2005).
2.6	Asset Purchase Agreement among Redley Company, Burris Run Company and Red Clay Minerals, collectively as Seller, and Petrohawk Energy Corporation, as Buyer, dated as of December 14, 2005 (Incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K filed December 20, 2005).

Exhibit No	Description
2.7	First Amendment to Asset Purchase Agreement among Redley Company, Burris Run Company and Red Clay Minerals, collectively as Seller, and Petrohawk Energy Corporation, as Buyer, effective as of December 14, 2005 (Incorporated by reference to Exhibit 2.7 of our Annual Report on Form 10-K filed March 14, 2006).
2.8	Assignment Agreement between Petrohawk Properties, L.P. and Petrohawk Energy Corporation effective January 27, 2006 (Incorporated by reference to Exhibit 2.8 of our Annual Report on Form 10-K filed March 14, 2006).
2.9	Amended and Restated Agreement and Plan of Merger executed as of May 16, 2006, and effective as of April 20, 2006 by and among KCS Energy, Inc., Petrohawk Energy Corporation and Hawk Nest Corporation (Incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed May 18, 2006).
3.1	Certificate of Incorporation for Petrohawk Energy Corporation (Incorporated by reference to Exhibit 3.1 to our Form S-8 (File No. 333-117733) filed on July 29, 2004).
3.2	Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on November 24, 2004).
3.3	Certificate of Amendment of Certificate of Incorporation of Petrohawk Energy Corporation (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on August 3, 2005).
3.4	Amended and Restated Bylaws of Petrohawk Energy Corporation effective as of July 12, 2006 (Incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed on July 17, 2006).
3.5	Certificate of Amendment to Certificate of Incorporation of Petrohawk Energy Corporation (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on July 17, 2006).
3.6	Certificate of Designations of Series A Junior Preferred Stock of Petrohawk Energy Corporation effective as of October 15, 2008 (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on October 16, 2008)
4.1	Indenture dated as of April 8, 2004, among Mission Resources Corporation, the Guarantors named therein and The Bank of New York, as Trustee, relating to Petrohawk Energy Corporation's 9.125% Senior Notes due 2011 (Incorporated by reference to Exhibit 4.1 to Mission Resources Corporation's Current Report on Form 8-K/A filed on April 15, 2004).
4.2	First Supplemental Indenture dated as of July 28, 2005, among Petrohawk Energy Corporation, the successor by way of merger to Mission Resources Corporation, the parties named therein as Existing Subsidiary Guarantors, the parties named therein as Additional Subsidiary Guarantors, and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on August 3, 2005).
4.3	Second Supplemental Indenture dated as of July 12, 2006, among Petrohawk Energy Corporation, as successor by merger to Mission Resources Corporation, the parties named therein as subsidiary guarantors, and The Bank of New York Trust Company, N.A., as trustee (Incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on July 17, 2006).
4.4	Indenture dated April 1, 2004 among KCS Energy, Inc., U.S. Bank National Association, as trustee, and the subsidiary guarantors named therein, relating to KCS Energy, Inc.'s 7.125% senior notes due 2012 (Incorporated by reference to Exhibit 4.1 to KCS Energy, Inc.'s Quarterly Report on Form 10-Q filed on May 10, 2004).

Exhibit No	Description
4.5	First Supplemental Indenture, dated as of April 8, 2005, to Indenture dated as of April 1, 2004, among KCS Energy, Inc., certain of its subsidiaries and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 of KCS Energy, Inc.'s Form 8-K filed on April 11, 2005).
4.6	Second Supplemental Indenture dated July 12, 2006 among Petrohawk Energy Corporation, the successor by way of merger to KCS Energy, Inc., the parties named therein as guarantors, and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed July 17, 2006).
4.7	Third Supplemental Indenture dated as of July 12, 2006 among Petrohawk Energy Corporation, the successor by way of merger to KCS Energy, Inc., the parties named therein as existing guarantors, the parties named therein as new guarantors, and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K filed July 17, 2006).
4.8	Fourth Supplemental Indenture dated as of August 3, 2007 among Petrohawk Energy Corporation, the successor by way of merger to KCS Energy, Inc., the parties named therein as existing guarantors, the parties named therein as new guarantors, and The Law Debenture Trust Company of New York, as the successor to U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.12 to our Quarterly Report on Form 10-Q filed on November 6, 2008).
4.9*	Fifth Supplemental Indenture dated as of November 28, 2008 among Petrohawk Energy Corporation, HK Energy Marketing, LLC, the parties named therein as guarantors, and The Law Debenture Trust Company of New York, as the successor to U.S. Bank National Association, as trustee.
4.10*	Sixth Supplemental Indenture dated as of January 26, 2009 among Winwell Resources, L.L.C., KCS Resources, LLC, Petrohawk Energy Corporation, the parties named therein as guarantors, and The Law Debenture Trust Company of New York, as the successor to U.S. Bank National Association, as trustee.
4.11	Indenture dated July 12, 2006 among Petrohawk Energy Corporation, U.S. Bank National Association, as trustee, and the subsidiary guarantors named therein, relating to Petrohawk Energy Corporation's 9.875% senior notes due 2013 (Incorporated by reference to Exhibit 4.6 to our Current Report on Form 8-K filed July 17, 2006).
4.12	First Supplemental Indenture dated July 12, 2006 among Petrohawk Energy Corporation, U.S. Bank National Association, as trustee, and the subsidiary guarantors named therein (Incorporated by reference to Exhibit 4.7 to our Current Report on Form 8-K filed July 17, 2006).
4.13	Second Supplemental Indenture dated August 3, 2007 among Petrohawk Energy Corporation, One TEC, LLC, One TEC Operating, LLC, Bison Ranch, LLC, the parties named therein as existing guarantors and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.10 to our Quarterly Report on Form 10-Q filed November 8, 2007).
4.14*	Third Supplemental Indenture dated as of November 28, 2008 among Petrohawk Energy Corporation, HK Energy Marketing, LLC, the parties named therein as guarantors, and U.S. Bank National Association, as trustee.
4.15*	Fourth Supplemental Indenture dated as of January 26, 2009 among Winwell Resources, L.L.C., KCS Resources, LLC, Petrohawk Energy Corporation, the parties named therein as guarantors, and U.S. Bank National Association, as trustee.
4.16	Indenture, dated May 13, 2008, among Petrohawk Energy Corporation, the subsidiary guarantors named therein, and U.S. Bank Trust National Association (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed May 15, 2008).

Exhibit No	Description
4.17*	First Supplemental Indenture dated as of November 28, 2008 among Petrohawk Energy Corporation, HK Energy Marketing, LLC, and parties named therein as guarantors, and U.S. Bank Trust National Association, as trustee.
4.18*	Second Supplemental Indenture dated as of January 26, 2009 among Winwell Resources, L.L.C., KCS Resources, LLC, Petrohawk Energy Corporation, the parties named therein as guarantors, and U.S. Bank Trust National Association, as trustee.
4.19	Rights Agreement, dated as of October 14, 2008, between Petrohawk Energy Corporation and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed October 16, 2008).
4.20	Registration Rights Agreement, dated May 13, 2008, among the Company, the subsidiary guarantors named therein, and Lehman Brothers Inc., on behalf of Lehman Brothers Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp., RBC Capital Markets Corporation, and Wells Fargo Securities, LLC. (Incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on May 15, 2008).
4.21	Indenture, dated January 27, 2009, among the Company, the subsidiary guarantors named therein, and U.S. Bank Trust National Association (Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on January 28, 2009).
4.22	Registration Rights Agreement, dated January 27, 2009, among the Company, the subsidiary guarantors named therein, and J.P. Morgan Securities Inc., on behalf of J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Wachovia Capital Markets, LLC, Banc of America Securities LLC, BMO Capital Markets Corp., Barclays Capital Inc., Fortis Securities LLC, Calyon Securities (USA) Inc., RBC Capital Markets Corporation, Capital One Southcoast, Inc., Wedbush Morgan Securities Inc., Natixis Bleichroeder Inc., Citigroup Global Markets Inc., BBVA Securities, Inc., and Piper Jaffray & Co. (Incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on January 28, 2009).
10.1	Third Amended and Restated Senior Revolving Credit Agreement dated September 10, 2008, among Petrohawk Energy Corporation, each of the Lenders from time to time party thereto, BNP Paribas, as administrative agent for the Lenders, Bank of America, N.A. and BMO Capital Markets Financing, Inc., as syndication agents for the Lenders, and JPMorgan Chase Bank, N.A., Wells Fargo Bank, N.A. and Fortis Capital Corp. as co-documentation agents for the Lenders (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed September 15, 2008).
10.2	Third Amended and Restated Guarantee and Collateral Agreement dated September 10, 2008, made by Petrohawk Energy Corporation and each of its subsidiaries, as Grantors, in favor of BNP Paribas, as Administrative Agent (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed September 15, 2008).
10.3	Purchase Agreement dated January 22, 2009, among the Company and J.P. Morgan Securities Inc., on behalf of J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Wachovia Capital Markets, LLC, Banc of America Securities LLC, BMO Capital Markets Corp., Barclays Capital Inc., Fortis Securities LLC, Calyon Securities (USA) Inc., RBC Capital Markets Corporation, Capital One Southcoast, Inc., Wedbush Morgan Securities Inc., Natixis Bleichroeder Inc., Citigroup Global Markets Inc., BBVA Securities, Inc., and Piper Jaffray & Co. (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed January 28, 2009).
10.4†	The Petrohawk Energy Corporation Amended and Restated 1999 Incentive and Nonstatutory Stock Option Plan (Incorporated by reference to Exhibit 99.3 of our Current Report on Form 8-K filed on August 18, 2004).

Exhibit No	Description
10.5†	Form of Director and Officer Indemnity Agreement (Incorporated by reference to Exhibit 10.11 of our Annual Report on Form 10-K filed on March 31, 2005).
10.6†	The Petrohawk Energy Corporation Second Amended and Restated 2004 Non-Employee Director Incentive Plan (Incorporated by reference to Exhibit 4.1 to our Registration Statement No. 333-117733 on Form S-8 filed July 29, 2005).
10.7†	First Amendment to the Petrohawk Energy Corporation Second Amended and Restated 2004 Non-Employee Director Incentive Plan (Incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed August 9, 2006).
10.8†	Form of Stock Option Agreement for the Second Amended and Restated 2004 Non-Employee Director Incentive Plan (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed August 11, 2005).
10.9†	Form of Restricted Stock Agreement for the Second Amended and Restated 2004 Non-Employee Director Incentive Plan (Incorporated by reference to Exhibit 10.4 of our Second Quarter 2005 Form 10-Q filed on August 11, 2005).
10.10†	Form of Incentive Stock Agreement for the Second Amended and Restated 2004 Non-Employee Director Incentive Plan (Incorporated by reference to Exhibit 10.5 of our Second Quarter 2005 Form 10-Q filed on August 11, 2005).
10.11†	The Petrohawk Energy Corporation Third Amended and Restated 2004 Employee Incentive Plan (Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q filed May 10, 2007).
10.12†	Amendment No. 1 to the Petrohawk Energy Corporation Third Amended and Restated 2004 Employee Incentive Plan (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-148434) filed January 2, 2008).
10.13†	Form of Stock Option Agreement for the Third Amended and Restated 2004 Employee Incentive Plan (Incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K filed March 14, 2006).
10.14†	Form of Restricted Stock Agreement for the Third Amended and Restated 2004 Employee Incentive Plan (Incorporated by reference to Exhibit 10.8 of our Second Quarter 2005 Form 10-Q filed on August 11, 2005).
10.15†	Form of Incentive Stock Agreement for the Third Amended and Restated 2004 Employee Incentive Plan (Incorporated by reference to Exhibit 10.9 of our Second Quarter 2005 Form 10-Q filed on August 11, 2005).
10.16†	Form of Stock Appreciation Rights Agreement Annual Vesting Awards under the Petrohawk Energy Corporation Third Amended and Restated 2004 Employee Incentive Plan (Incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q filed May 10, 2007).
10.17†	KCS Energy, Inc. 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit (10)iii to KCS Energy, Inc.'s Annual Report on Form 10-K filed April 2, 2001), as amended by the Amendment to the KCS Energy, Inc. 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.4 to KCS Energy, Inc.'s Current Report on Form 8-K filed April 25, 2006).
10.18†	Amendment No. 2 to the KCS Energy, Inc. 2001 Employees and Directors Stock Plan (Incorporated by reference to Exhibit 10.44 of our Annual Report on Form 10-K filed February 28, 2007).
10.19†	Form of Supplemental Stock Option Agreement under KCS Energy, Inc. 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.6 of KCS Energy, Inc's Quarterly Report on Form 10-Q filed November 9, 2004).

Exhibit No	Description
10.20†	Form of Directors Supplemental Stock Option Agreement under KCS Energy, Inc. 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.7 of KCS Energy, Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004).
10.21†	Form of Restricted Stock Award Agreement under KCS Energy, Inc. 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.8 of KCS Energy, Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004).
10.22†	Form of Restricted Stock Award Agreement (with accelerated vesting provision) under 2001 KCS Energy, Inc. Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.9 of KCS Energy, Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004).
10.23†	Form of Amendment to Restricted Stock Agreement under the KCS Energy, Inc. 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.5 to KCS Energy, Inc.'s Current Report on Form 8-K filed April 25, 2006).
10.24†	Form of Amendment to Supplemental Stock Option Agreement under KCS Energy, Inc.'s 2001 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.5 to KCS Energy, Inc.'s Current Report on Form 8-K filed April 25, 2006).
10.25†	KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 4.8 to KCS Energy, Inc's Registration Statement on Form S-8 (File No. 333-125690) filed June 10, 2005), as amended by the First Amendment to KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.1 to KCS Energy, Inc.'s Current Report on Form 8-K filed May 19, 2005).
10.26†	Amendment No. 2 to the KCS Energy, Inc. 2005 Employees and Directors Stock Plan (Incorporated by reference to Exhibit 10.43 of our Annual Report on Form 10-K filed February 28, 2007).
10.27†	Amendment No. 3 to the KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q filed May 10, 2007).
10.28†	Form of Supplemental Stock Option Agreement under KCS Energy, Inc. 2005 Employee and Directors Stock Plan and related Stock Option Exercise Agreement (Incorporated by reference to Exhibit 10.3 of KCS Energy, Inc.'s Current Report on Form 8-K filed June 16, 2005).
10.29†	Form of Supplemental Stock Option Agreement for Non-Employee Directors under KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.4 of KCS Energy, Inc's Current Report on Form 8-K filed June 16, 2005).
10.30†	Form of Restricted Stock Award Agreement under KCS Energy, Inc. 2005 Employee and Directors Stock Plan (without accelerated vesting provision) and related Restricted Stock Award Certificate (Incorporated by reference to Exhibit 10.5 of KCS Energy, Inc's Current Report on Form 8-K filed June 16, 2005).
10.31†	Form of Restricted Stock Award Agreement under KCS Energy, Inc. 2005 Employee and Directors Stock Plan (with accelerated vesting provision) and related Restricted Stock Award Certificate (Incorporated by reference to Exhibit 10.6 of KCS Energy, Inc.'s Current Report on Form 8-K filed June 16, 2005).
10.32†	Form of Amended and Restated Performance Share Award Certificate under KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed November 3, 2006).
10.33†	Form of Restricted Stock Award Certificate under the KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.4 of our Quarterly Report on Form 10-Q filed May 10, 2007).

Exhibit No	Description
10.34†	Form of Restricted Stock Award Agreement pursuant to the KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.5 of our Quarterly Report on Form 10-Q filed May 10, 2007).
10.35†	Form of Stock Appreciation Rights Agreement Annual Vesting Awards under the KCS Energy, Inc. 2005 Employee and Directors Stock Plan (Incorporated by reference to Exhibit 10.6 of our Quarterly Report on Form 10-Q filed May 10, 2007).
10.36†	Executive Employment Agreement Form A for certain executives and Petrohawk Energy Corporation (Incorporated by reference to Exhibit 10.41 of our Annual Report on Form 10-K filed February 28, 2007).
10.37†	Executive Employment Agreement Form B for certain executives and Petrohawk Energy Corporation (Incorporated by reference to Exhibit 10.42 of our Annual Report on Form 10-K filed February 28, 2007).
10.38†	Form Amendment to Employment Agreement entered into on September 1, 2007 with Floyd C. Wilson, Larry L. Helm, Mark J. Mize, Stephen W. Herod and Richard K. Stoneburner (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed September 7, 2007).
10.39†	Employment Agreement entered into August 14, 2007 effective August 1, 2007 by and between Petrohawk Energy Corporation and David S. Elkouri (Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed November 8, 2007).
10.40	Agreement of Sale and Purchase by and among Petrohawk Properties, LP, Petrohawk Energy Corporation, KCS Resources, Inc. and One TEC, LLC collectively, as Seller and Milagro Development I, LP as Purchaser – dated October 15, 2007 (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 7, 2007).
10.41*	Assumption Agreement dated November 21, 2008 by and among HK Energy Marketing, LLC in favor of BNP Paribas, as administrative agent for the banks and other financial institutions parties to the Third Amended and Restated Senior Revolving Credit Agreement, dated as of September 10, 2008.
10.42*	Assumption Agreement dated January 20, 2009 by and among KCS Resources, LLC in favor of BNP Paribas, as administrative agent for the banks and other financial institutions parties to the Third Amended and Restated Senior Revolving Credit Agreement, dated as of September 10, 2008.
10.43*	Assumption Agreement dated as of January 20, 2009 by and among Winwell Resources, L.L.C. in favor of BNP Paribas, as administrative agent for the banks and other financial institutions parties to the Third Amended and Restated Senior Revolving Credit Agreement, dated as of September 10, 2008.
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends.
14.1	Code of Ethics for CEO and Senior Financial Officers (Incorporated by reference to Form 10-K/A filed on April 30, 2007).
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP.
23.1(a)**	Consent of Deloitte & Touche LLP.
23.2*	Consent of Netherland, Sewell & Associates, Inc.
23.2(a)**	Consent of Netherland, Sewell & Associates, Inc.

Exhibit No	Description
31.1*	Certificate of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.1(a)**	Certificate of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.1(b)***	Certificate of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certificate of Chief Financial Officer under Section 302 of Sarbanes-Oxley Act of 2002
31.2(a)**	Certificate of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2(b)***	Certificate of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities and Exchange Act of 1934 and 18 U.S.C. Section 1350.
32(a)**	Certifications required by Rule 13a-14(b) or Rule 15(d)-14(b) under the Securities and Exchange Act of 1934 and 18 U.S.C. Section 1350.
99.1*	Netherland, Sewell & Associates, Inc. Reserve Report.

* *Included with the Petrohawk Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2008, filed February 25, 2009.*

** *Included with Amendment No. 1 to the Petrohawk Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2008, filed April 2, 2009.*

*** *Included with Amendment No. 2 to the Petrohawk Energy Corporation Annual Report on Form 10-K for the year ended December 31, 2008, filed April 30, 2009.*

† *Indicates management contract or compensatory plan or arrangement*

The registrant has not filed with this report copies of the instruments defining rights of all holders of long-term debt of the registrant and its consolidated subsidiaries based upon the exception set forth in Item 601 (b)(4)(iii)(A) of Regulation S-K. Copies of such instruments will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PETROHAWK ENERGY CORPORATION

Date: February 25, 2009

By: /s/ FLOYD C. WILSON

Floyd C. Wilson
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FLOYD C. WILSON **Floyd C. Wilson**	Chairman of the Board, President and Chief Executive Officer	February 25, 2009
/s/ MARK J. MIZE **Mark J. Mize**	Executive Vice President, Chief Financial Officer and Treasurer	February 25, 2009
/s/ C. BYRON CHARBONEAU **C. Byron Charboneau**	Vice President, Chief Accounting Officer and Controller	February 25, 2009
/s/ JAMES W. CHRISTMAS **James W. Christmas**	Vice Chairman and Director	February 25, 2009
/s/ TUCKER S. BRIDWELL **Tucker S. Bridwell**	Director	February 25, 2009
/s/ THOMAS R. FULLER **Thomas R. Fuller**	Director	February 25, 2009
/s/ JAMES L. IRISH III **James L. Irish III**	Director	February 25, 2009
/s/ GARY A. MERRIMAN **Gary A. Merriman**	Director	February 25, 2009
/s/ ROBERT G. RAYNOLDS **Robert G. Raynolds**	Director	February 25, 2009
/s/ ROBERT C. STONE, JR. **Robert C. Stone, Jr.**	Director	February 25, 2009
/s/ CHRISTOPHER A. VIGGIANO **Christopher A. Viggiano**	Director	February 25, 2009

Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Years Ended December 31,				
	2008	2007	2006	2005	2004
Earnings					
Pre-tax (loss) income	$(533,005)	$ 86,035	$189,098	$(25,697)	$ 9,246
Fixed charges	156,713	133,474	89,086	25,795	3,269
Total earnings	$(376,292)	$219,509	$278,184	$ 98	$12,515
Fixed charges					
Interest expense and amortization of finance costs	$ 155,361	$132,264	$ 88,414	$ 25,551	$ 3,178
Rental expense representative of interest factor	1,352	1,210	672	244	91
Total fixed charges	$ 156,713	$133,474	$ 89,086	$ 25,795	$ 3,269
Ratio of earnings to fixed charges	-(1)	1.6	3.1	-(2)	3.8
Total fixed charges	$ 156,713	$133,474	$ 89,086	$ 25,795	$ 3,269
Pre-tax preferred dividend requirements	—	—	352	680	507
Total fixed charges plus preference dividends	$ 156,713	$133,474	$ 89,438	$ 26,475	$ 3,776
Ratio of earnings to combined fixed charges and preference dividends	-(1)	1.6	3.1	-(3)	3.3

(1) *Due to the Company's loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $533.0 million to achieve a coverage ratio of 1:1.*

(2) *Due to the Company's loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.*

(3) *Due to the Company's loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.*

Exhibit 31.1

CERTIFICATION

I, Floyd C. Wilson, certify that:

1. I have reviewed this annual report on Form 10-K of Petrohawk Energy Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ Floyd C. Wilson

Floyd C. Wilson
Chairman of the Board, President and Chief Executive Officer

Exhibit 31.1(a)

CERTIFICATION

I, Floyd C. Wilson, certify that:

1. I have reviewed this annual report on Form 10-K/A of Petrohawk Energy Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2009

/s/ Floyd C. Wilson

Floyd C. Wilson
Chairman of the Board, President and Chief Executive Officer

Exhibit 31.1(b)

CERTIFICATION

I, Floyd C. Wilson, certify that:

1. I have reviewed this annual report on Form 10-K/A of Petrohawk Energy Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. [Intentionally omitted];
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2009

/s/ Floyd C. Wilson

Floyd C. Wilson
Chairman of the Board, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mark J. Mize, certify that:

1. I have reviewed this annual report on Form 10-K of Petrohawk Energy Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

By: /s/ Mark J. Mize

Mark J. Mize
Executive Vice President, Chief
Financial Officer and Treasurer

Exhibit 31.2(a)

CERTIFICATION

I, Mark J. Mize, certify that:

1. I have reviewed this annual report on Form 10-K/A of Petrohawk Energy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 2, 2009

By: /s/ Mark J. Mize

Mark J. Mize
Executive Vice President, Chief
Financial Officer and Treasurer

Exhibit 31.2(b)

CERTIFICATION

I, Mark J. Mize, certify that:

1. I have reviewed this annual report on Form 10-K/A of Petrohawk Energy Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. [Intentionally omitted];
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2009

By: /s/ Mark J. Mize

Mark J. Mize
Executive Vice President, Chief
Financial Officer and Treasurer

Exhibit 32

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), Floyd C. Wilson, Chairman of the Board, President and Chief Executive Officer, and Mark J. Mize, Executive Vice President, Chief Financial Officer and Treasurer, of Petrohawk Energy Corporation, (the "Company"), each hereby certifies that, to the best of his knowledge:

(1) The Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 25, 2009

/s/ Floyd C. Wilson

Floyd C. Wilson
Chairman of the Board, President and Chief Executive Officer

February 25, 2009

/s/ Mark J. Mize

Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer

This certification accompanies this Form 10-K and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section.

A signed original of this written statement required by Section 906 has been provided to, and will be retained by, the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32(a)

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), Floyd C. Wilson, Chairman of the Board, President and Chief Executive Officer, and Mark J. Mize, Executive Vice President, Chief Financial Officer and Treasurer, of Petrohawk Energy Corporation, (the "Company"), each hereby certifies that, to the best of his knowledge:

(1) The Company's Annual Report on Form 10-K/A for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

April 2, 2009	/s/ Floyd C. Wilson Floyd C. Wilson Chairman of the Board, President and Chief Executive Officer
April 2, 2009	/s/ Mark J. Mize Mark J. Mize Executive Vice President, Chief Financial Officer and Treasurer

This certification accompanies this Form 10-K/A and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section.

A signed original of this written statement required by Section 906 has been provided to, and will be retained by, the Company and furnished to the Securities and Exchange Commission or its staff upon request.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Floyd C. Wilson
Chairman, President and Chief Executive Officer
Petrohawk Energy Corporation

James W. Christmas
Vice-Chairman
Former President and Chief Executive Officer
KCS Energy, Inc.

Tucker S. Bridwell (1)
President, Mansefeldt Investment Company

Thomas R. Fuller (2) (3) (4)
Co-Founder and Partner, Diverse Energy Investments

James L. Irish III (1)
Senior Counsel, Thompson & Knight, LLP

Gary A. Merriman (2) (3)
Retired President of Exploration and Production, Conoco, Inc.

Robert G. Raynolds (4)
Independent Geologist

Robert C. Stone, Jr. (1) (3) (4)
Managing Member, ENG Energy Advisors LLC

Christopher A. Viggiano (1) (2)
Owner, President, and Chairman of the Board, O'Bryan Glass Corporation

(1) Member Audit Committee
(2) Member Compensation Committee
(3) Member Nominating and Corporate Governance Committee
(4) Member Reserves Committee

PETROHAWK ENERGY CORPORATION

Floyd C. Wilson
Chairman, President and Chief Executive Officer

Mark J. Mize
Executive Vice President, Chief Financial Officer and Treasurer

Richard K. Stoneburner
Executive Vice President, Chief Operating Officer

Larry L. Helm
Executive Vice President, Finance and Administration

Stephen W. Herod
Executive Vice President, Corporate Development

David S. Elkouri
Executive Vice President, General Counsel and Secretary

H. Weldon Holcombe
Executive Vice President, Mid-Continent Region

Charles W. Latch
Senior Vice President, Western Region

Tina S. Obut
Senior Vice President, Corporate Reserves

C. Byron Charboneau
Vice President, Chief Accounting Officer and Controller

Charles E. Cusack III
Vice President, Exploration

Joan W. Dunlap
Vice President, Investor Relations

SHAREHOLDER INFORMATION

Corporate Headquarters
1000 Louisiana, Suite 5600
Houston, Texas 77002

Annual Meeting
The 2009 Annual Meeting of Shareholders will be held on Thursday, June 18, 2009 at 10:00 a.m. Central Daylight Time at the corporate headquarters.

Stock Exchange Listing
The common stock of Petrohawk Energy Corporation is traded on the New York Stock Exchange (NYSE) under the ticker symbol HK.

Shareholder Records
Petrohawk's transfer agent is American Stock Transfer and Trust Company (AST). Inquiries related to change of registered ownership or change of address should be addressed to:

American Stock Transfer and Trust
Shareholder Services
59 Maiden Lane
New York, NY 10038
(Toll Free) 877.777.0800 Fax: 718.236.4588
Web site: http://www.amstock.com

Independent Registered Public Accountants
Deloitte & Touche LLP
1111 Bagby, Suite 4500
Houston, Texas 77002

Legal Counsel
Hinkle Elkouri Law Firm LLC
2000 Epic Center - 301 North Main Street
Wichita, Kansas 67202

Thompson & Knight LLP
333 Clay, Suite 3300
Houston, TX 77002

The company has filed exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including the certifications of its Chairman and Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. The company submitted to the New York Stock Exchange during 2008 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.



PETROHAWK
ENERGY CORPORATION

1000 Louisiana, Suite 5600
Houston, Texas 77002-5224

www.petrohawk.com

HK
LISTED
NYSE